Form 10-K405, Exhibit 13
OREGON METALLURGICAL CORP
filed 1995-03-31
CIK 74856

OREGON
METALLURGICAL
CORPORATION


[PHOTO]



                                     1994
                                   ANNUAL
                                   REPORT

CORPORATE PROFILE

     Oregon Metallurgical Corporation (the Company or OREMET) began operations in 1956. OREMET produces titanium sponge, engineered products, ingot, mill products and castings. Titanium Industries, Inc., an 80% owned subsidiary acquired during 1994, operates full-line titanium metal service centers in the U.S., U.K. and Canada and produces small diameter bar, weld wire and fine wire.

     The Company is a leader in developing manufacturing technology and processes for the production of titanium, and is active in promoting the use of titanium in increasingly diverse aerospace, industrial, medical and consumer applications. The Company intends to maintain its reputation as a high quality producer of titanium through continued use of advanced process technologies in the production of its titanium products and by providing superior customer service.

     A key element of the Company's strategic plan is its employee ownership program. The Company believes that its employees' ownership position enhances both our employees commitment to quality and dedication to the success of the Company.

ABOUT OUR COVER:
PHOTO OF AN ORIGINAL SILK SCREEN PAINTING DEPICTING A TITANIUM SPLATTER. ARTIST UNKNOWN.

[PHOTO]

TITANIUM "SPLATTER", OR OVERRUN, TAKES PLACE IN THE CASTINGS PROCESS. MOLTEN TITANIUM IS ACTUALLY SILVER IN COLOR; HOWEVER, WHEN SPILLED OR SPLATTERED, THE REACTION OF ATMOSPHERIC OXYGEN AND NITROGEN CAUSES THE MATERIAL TO TAKE ON BRILLIANT HUES, AS DEPICTED IN THIS PAINTING.

CONTENTS

Financial Summary                                          1
Message to Shareholders                                  2-3
A Year of Transition and a Year of Progress             4-12
Financial Data                                         13-19
Consolidated Notes to Financial Data                   20-26
Report of Independent Public Accountants                  26
Management Discussion and Analysis                     27-30
Quarterly Stock Data                                      31
Board of Directors, Corporate Officers, Locations         32


                                FINANCIAL SUMMARY

(IN THOUSANDS EXCEPT PER SHARE DATA)

For the Years Ended December 31,

                         1994         1993         1992
----------------------------------------------------------
Net sales             $71,166      $55,351      $56,785
Restructuring
  and environmental
  charges                 240        2,997          200
Net loss               (2,023)      (4,098)1)    (4,122)2)
Net cash provided by
  (used in) operating
  activities           (4,459)         841        7,454
Cash and cash
  equivalents,
  and short-term
  investments           1,636        7,718        8,977
Shareholders' equity   67,282       67,065       68,402
Long-term debt
  and note payable
  to bank              17,177        4,750        8,100
Per Share:
  Net loss              (0.18)       (0.38)1)     (0.38)2)
  Shareholders' equity  $6.18        $6.16        $6.32

1) THE NET LOSS INCLUDES A PROVISION FOR RESTRUCTURING OF $1,409, NET OF TAX BENEFIT, OR $0.13 PER SHARE AND A PROVISION FOR ESTIMATED ENVIRONMENTAL EXPENSES OF $674, NET OF TAX BENEFIT, OR $0.06 PER SHARE. (SEE NOTES TO FINANCIAL STATEMENTS 12 AND 14)

2) THE NET LOSS EXCLUDES THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FOR INCOME TAXES AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. (SEE NOTES TO FINANCIAL STATEMENTS 6 AND 11)

[GRAPH]
WORKING CAPITAL
(IN MILLIONS)


[GRAPH]
SALES
(IN MILLIONS)


[GRAPH]
GROSS PROFIT (LOSS)
(IN MILLIONS)


[GRAPH]
NET INCOME (LOSS)
(IN MILLIONS)


[GRAPH]
SHAREHOLDERS' EQUITY
(IN MILLIONS)

                             MESSAGE TO SHAREHOLDERS

TO OUR SHAREHOLDERS:

[PHOTO]

     We look back at 1994 as a year of transition and a year of progress. When 1993 ended, we were contending with business conditions which had combined to cause one of the more difficult periods in the Company's history. Many of the factors which were present in 1993 carried forward into 1994 and will continue to challenge us in 1995. The industry continues to struggle with the effects of excess capacity. Additionally, the availability of low priced titanium products from the former Soviet Union (FSU) continues to have a dampening effect on prices. To meet these challenges, our Company has implemented strategies to expand our share of the aerospace market and increase our level of participation in the industrial markets.

     We believe that the already varied industrial applications for the use of titanium will continue to grow. To increase our activity level in these markets and to lessen our dependence on the historically cyclical aerospace industry, we acquired Titanium Industries, Inc. (TI) in September of 1994. Approximately seventy-five percent (75%) of TI's shipments are to the industrial markets. The acquisition of TI, coupled with our other diversification efforts, will position us to participate in the growth of the industrial markets in 1995. These moves should enable the Company to benefit both from the growth of the various industries it supplies as well as lessen the effect on our operations from a downturn in any one industry.

     Our efforts to expand our presence in the international markets have met with considerable success. Notable accomplishments are the contracts to supply engineered titanium products to Aerospatiale Avions, France for engine pylons on Airbus[REGISTERED TRADEMARK] aircraft and titanium armor to the French Navy. To assist in the implementation of these contracts and to establish a basis for a sustained presence in this sector of Europe, we formed OREMET France to operate a service center in France. The acquisition of TI provided us with a service center located in the United Kingdom with an established customer base and a fine reputation for reliability and customer service. We believe that we are well positioned to expand our presence within the European community.

     For the year, the Company incurred a net loss of $2,023,000, or $0.18 per share, on net sales of $71,166,000. For 1993, the Company reported a net loss of $4,098,000, or $0.38 per share, on sales of $55,351,000. The net loss for 1993 included additional provisions for restructuring and environmental expenses of $2,083,000, or $0.19 per share. While results for the two years are comparable, once adjustments are made for the non-recurring restructuring and environmental costs, the snapshot of the full year results masks the progress which was made. In 1993, sales declined in each quarter, and we reported a loss for the second half of the year which more than erased the profits recorded in the first half. In 1994, sales increased in each quarter and our losses grew smaller until the fourth quarter when we reported net income for the quarter of $63,000, or $.01 per share.

     In August of 1994, we signed a new labor contract with the United Steelworkers of America which extends through July 2000. The contract provides for flexibility in work rules and job assignments, and it links future increases in wages to the profitability of the Company. The employees represented by the Union are also substantial shareholders of the Company through the Employee Stock Ownership Plan (ESOP). The successful conclusion of these negotiations represented a major step forward towards our goal of creating an environment of trust and respect.

     During 1994, Mr. James S. Paddock, a Vice President of OREMET and the President and CEO of Titanium Industries, Inc., was installed as the newest member of the Company's Board of Directors. We believe that

Jim's experience in the service and distribution segments of the metals industry will make him an invaluable member of our Board. On March 1, 1995, Mr. Stephen
C. Stocks moved from the position, Vice President Manufacturing and Engineering, to Vice President, Special Projects. Steve intends to retire during 1996, and this move will allow for both a transition period with his successor and the opportunity to use Steve's talents on other projects. Effective March 1, 1995, John P. (Jack) Byrne was appointed Vice President of Manufacturing and Engineering. Mr. Byrne has established a reputation as an effective and innovative leader, with over 19 years of increasing responsibilities at ESCO Corporation and IMI Titanium, Inc. Please join us in welcoming both Jim and Jack to the Company.

     We would like to take this opportunity to extend our special thanks to Orval N. Thompson, who retired as a Member of the Board of Directors during 1994. Mr. Thompson began his association with the Company in 1956 and has been a tireless contributor throughout his tenure. Orval will continue with his duties as Secretary and outside counsel to the Company where he can continue to provide the Board with his sage advice and counsel.

     While many of the concerns which overhang the industry remain unresolved, the strategic moves we have made, coupled with the increased levels of orders and sales, leads me to believe that the outlook for 1995 will be brighter.

/s/ Carlos E. Aguirre
---------------------
CARLOS E. AGUIRRE
PRESIDENT AND CEO

[MAP]

A YEAR OF TRANSITION AND A YEAR OF PROGRESS

THE CHALLENGES AHEAD

1994 WAS A YEAR OF TRANSITION AND A YEAR OF PROGRESS. WHILE MANY OF THE CHALLENGES WE FACED AT THE START OF 1994 WILL CONTINUE, THE SUCCESSES WE ACHIEVED WILL PROVIDE A FIRM FOUNDATION FROM WHICH TO MOVE FORWARD.

[PHOTO]
L TO R (SEATED) - JAMES P. DOYLE, GENERAL MANAGER, SALES; DAVID G. FLOYD, VICE PRESIDENT, COMMERCIAL; JAMES F. MEYERINK, DIRECTOR, MARKET DEVELOPMENT; (STANDING) JON D. LUNDBERG, DIRECTOR, SPECIAL PROJECTS, GARY A. WEBER, DIRECTOR, FINANCIAL REPORTING & TREASURY SERVICES

     The greatest challenge facing the titanium industry continues to be the need to rationalize the excess production capacity which exists worldwide. The aftermath of the Cold War, the collapse of the military and commercial aerospace markets in 1991 and the emergence of the titanium producers in the Former Soviet Union (FSU) created a substantial imbalance between the supply of and demand for titanium products.

     The titanium producers in the FSU are currently working with several US companies to have their "new production" material qualified for use in critical aerospace applications. Current pricing for FSU sponge, before consideration of import tariffs and dumping duties, is less than the variable cost of manufacture for the US producers.

     We are working with others in the metals industry to bring these problems to the attention of our representatives in Washington, and create a level playing field. We need to find solutions which recognize the FSU's need to convert the scrap and "old production" sponge, which exists today into cash to meet their needs for investments in infrastructure and social programs. The solutions also need to recognize that "new production" material must be priced to recover all environmental, social and economic costs. Failure to achieve these objectives could result in the closure of the US titanium sponge industry, and the loss of emerging markets for the titanium industry.

     In order to remain competitive, we will continue to utilize the lowest total cost materials available. We will continue to evaluate technology and capital investments which would improve our ability to efficiently convert these materials into high quality products.

     To provide a return for our shareholders, we must be profitable and we must grow. During 1994, we became a qualified supplier for several new and difficult to produce alloys, and developed production capabilities for engineered components. These are higher value added products than those OREMET has historically produced. We also increased our technical staff to better provide us with the ability to identify and implement cost savings programs. We will continue to place a high priority on these activities during 1995. The development of many new markets is dependent on our being able to deliver a product that provides a technical advantage at a price which is competitive with existing alternative materials.

     We will also evaluate strategic alliances and acquisition opportunities. Where possible, we want to team with others to take advantage of complementary capacity, unique equipment or technical capabilities. Acquisition candidates will be considered if they are in businesses which are profitable or provide a substantial turn-around potential. We will look for opprtunities which provide significant cost advantages, substantial technical benefits, new product lines or a growth position in an important marrket.

     The acquisition of Titanium Industries, Inc. (TI) was completed at the end of the third quarter of 1994. This 80% owned subsidiary will be managed as a separate business. We were successful in retaining the skilled management team which developed TI into the world's largest non-aerospace titanium distribution business. We will be implementing programs, where the combination of OREMET's technical and production capabilities joined with TI's customer base and distribution expertise, will provide enhanced value to our customers and increased profitability to our shareholders.

[PHOTO]

PLANER MILL IN MILL PRODUCTS AREA. L TO R: STEVEN H. REICHMAN, VICE PRESIDENT, TECHNOLOGY; CAROLYN S. KIRK, DIRECTOR, RAW MATERIAL AND SUPPLIES; STEPHEN C. STOCKS, VICE PRESIDENT, SPECIAL PROJECTS

MARKET OUTLOOK

     With the continued weak demand in both the commercial and military aerospace sectors, OREMET increased its effort to broaden its market bases both domestically and internationally.

     The Company has regained market share in ingot sales. This was accomplished by diversifying our alloy mix, tightening our quality standards and developing new non-aerospace applications. We will continue our efforts to further diversify in this area and develop new markets which have potential for future growth.

     Our sales of mill products continue to increase as we have enlarged our range of product areas. We have broadened our line of rotating quality billet by expanding our size and alloy ranges. Flat rolled product sales have grown considerably as a consequence of our supplying near net-shape configurations. Other billet sales have increased as a result of our development efforts in non-aerospace markets such as armor, ground transportation and recreational.

     Industrial product sales have improved and will continue to do so due to our acquisition of Titanium Industries, Inc., as well as our enhanced product processing and increased casting sales activity. The market demand for commercially pure products is expanding, and the general turn around of the economy has increased casting opportunities. The demand for zirconium casting has improved due to new chemical plant construction in South America and the Far East.

[PHOTO]
AIRBUS A340

     OREMET's efforts to increase international sales continue to be successful. This year we signed a long term contract with Aerospatiale Avions, France to provide titanium mill products for various Airbus[REGISTERED TRADEMARK] programs. We are also involved in development programs in Europe to provide major quantities of non-aerospace materials. Sales to the Far East continue to grow, especially in light of new demand for titanium recreational products. We intend to expand European sales through OREMET France which was established this year.

     Titanium sponge sales continue to decrease as the flow of material from the FSU enters the world markets at low pricing levels. Development programs are under way to supply our sponge to new niche markets which are requiring a higher purity product. Our long term contract to provide R.M.I. Titanium Company with titanium sponge will continue to help production levels.

A YEAR OF TRANSITION AND A YEAR OF PROGRESS

[PHOTO]
L TO R. JAMES S. PADDOCK, VICE PRESIDENT, OREMET AND PRESIDENT AND CEO, TITANIUM INDUSTRIES, INC.; CARLOS E. AGUIRRE, PRESIDENT & CEO, OREGON METALLURGICAL CORPORATION; DENNIS P. KELLY, VICE PRESIDENT-FINANCE, CFO

     A significant achievement for OREMET in 1994 was the acquisition of Titanium Industries, Inc. Included in TI are the wholly-owned subsidiaries Titanium Wire Corporation and Titanium International, LTD in Great Britain, also a world leader in the distribution and processing of zirconium. The landmark move will lessen OREMET's dependence on the aerospace industry and will provide enhanced access to the industrial marketplace's growing domestic and international demand for titanium products.

     James S. Paddock, President, Chief Executive Officer and Chief Operating Officer of TI will continue in this capacity. He has also been named an officer and director of Oregon Metallurgical Corporation.

     In January of 1995, TI's distribution subsidiary in the United Kingdom received notice that it would no longer be the distributor for aerospace products for another titanium producer. Arrangements to obtain replacement products from OREMET and others will be a priority project during 1995. This operation in the UK, together with the OREMET France warehouse facility outside of Paris, provide a base for servicing our European customers. Titanium consumption in Europe and Asia continues to grow. We are committed to these markets and are considering locations in Asia for a new distribution facility in 1995.

[PHOTO]
TITANIUM INDUSTRIES, INC. CORPORATE OFFICES AND TITANIUM SCULPTURE, FAIRFIELD,
NJ.

TITANIUM INDUSTRIES, INC.

     Titanium Industries, Inc. is a multi-national distribution and manufacturing company with operations in the U.S., Canada and the U.K. It is a distributor and first-stage processor of titanium and zirconium mill products at eight Service Centers and Sales Offices, and it is also a mill producer of small diameter titanium bar, weld wire, and fine wire. For nearly 25 years, TI has been in the forefront of supplying and developing titanium applications to solve the changing needs of industries such as chemical processing, oil and gas, hydrometallurgy, power generation, pulp and paper, medical implant, automotive, consumer goods, aircraft and aerospace.

     TI's Service Centers maintain one of the world's largest inventories of titanium mill products available for rapid delivery to points around the globe. To serve the industrial, consumer, medical and aircraft markets, Titanium Industries stocks a full range of product specifications in sheet, plate, bar, billet, pipe, fittings, tube and wire. A complete line of first-stage processing equipment including saw cutting, torch cutting, shearing and machining is available to meet customer requirements. Testing, certification and traceability assure consistent quality.

[PHOTO]
TITANIUM PLATE BEING CUT AT A SERVICE CENTER.

A YEAR OF TRANSITION AND A YEAR OF PROGRESS

[PHOTO]
TENSILE BAR LATHE IN THE MACHINE SHOP; L TO R EDMOND R. TROUT, MACHINIST; STEVEN
H. REICHMAN, VICE PRESIDENT, TECHNOLOGY, GREG BUCHANAN, METALLURGICAL LAB COORDINATOR. ED HAS BEEN EMPLOYED AT OREMET SINCE 1969 AND WAS RECENTLY HONORED FOR HAVING WORKED FOR MORE THAN 18 YEARS WITHOUT MISSING A SINGLE DAY DUE TO ILLNESS OR INJURY.

HUMAN RESOURCES

     During 1994, the Company established a wholly-owned subsidiary in France, acquired a majority interest in Titanium Industries, Inc. and opened a combined sales and technical support office near Pittsburgh, PA. At December 31, 1994, the Company employed approximately 600 people worldwide.

     The Employee Stock Ownership Plan (ESOP), which currently owns approximately 41% of the outstanding shares of the Company, is governed by an elected body of both union and salaried employees. The ESOP committee provides a forum for employees to provide input to senior management and the Board of Directors.

     In August 1994, OREMET and the United Steelworkers of America, Local 7150, entered into a new labor contract. This contract extends through July 2000. OREMET and the Union are committed to a partnership, characterized by cooperation, communication, fairness and honesty in all dealings. As co-workers and owners, we have agreed to work together to achieve growth and profitability for the Company and to provide a rewarding and meaningful work environment for our employees.

[PHOTO]
L TO R: CARLOS E. AGUIRRE, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF OREGON METALLURGICAL CORPORATION; ALTON L. DORGAN, SENIOR PRESS OPERATOR AND PRESIDENT OF THE STEEL WORKERS UNION LOCAL 7150; CARLA J. BINEK, DIRECTOR, HUMAN RESOURCES.

[PHOTO]
L TO R: GREG C. HOFFMAN, ENVIRONMENTAL ENGINEER; DAVID R. HIATT, DIRECTOR, QUALITY AND ENVIRONMENTAL SERVICES; BEVERLY J. CURTIS, ENVIRONMENTAL ENGINEER.

TECHNOLOGY

     The technological environment for the Company in 1994 was one of significant change and transition. Both internal and external requirements for improved performance were extensive. The need to perform better, faster, at lower cost, and in compliance with more stringent and sophisticated technical requirements was the norm.

     The accomplishments included development of new, more complex titanium products. We were chosen by both General Electric Company and Boeing Company to be their partner in successfully qualifying new material for commercial use. Our advancements in process technology resulted in the commercial development of titanium aluminide, a new alloy for use in both commercial and aerospace applications. OREMET is the premier producer of this alloy for both casting and forging applications.

     For the first time in the Company's history, we produced large quantities of precision machined parts, ready for final machining for Airbus[REGISTERED TRADEMARK] aircraft. New programs such as these were accomplished concurrently with the significantly higher production levels of traditional OREMET products.

     During the year, we laid the foundation for establishing a systematic program of process improvement aimed specifically at our manufacturing operations. The Company's key production personnel were trained in Kaizan (continuous improvement) and other sophisticated problem solving techniques, which will be the basis for meeting the challenges which we now face.

     In the areas of product development and process improvement, we made great strides in 1994. Cost reduction and new products will continue to be the focus for 1995. The integration of new forms and sources of materials coupled with the implementation of new technologies affecting manufacturing productivity will be a continuing priority project.

ENVIRONMENTAL

     The Oregon Department of Environmental Quality has notified us that our waste water discharge permit will need to be modified. There are several alternatives which we can implement that will allow us to continue with little change to our existing operations. One possibility which we are investigating and which would provide an intriguing solution, entails planting poplar trees on our plant site. Our waste water would be used to irrigate the trees which, after several years, would be harvested on a sustained yield basis for use in the forest products industry.

     Maintaining compliance with environmental laws and regulations is a responsibility that the Company diligently pursues.

[PHOTO]
RICHARD CHILDS HANDLING SPONGE REMOVAL FROM RETORT.

     Titanium sponge is the commercially pure, elemental form of titanium metal, and is produced by reducing titanium tetrachloride using magnesium as the reduction agent. OREMET began selling titanium sponge in 1987 to both integrated and non-integrated domestic producers of titanium, to optimize capacity utilization and to improve profitability.

     Sponge is removed from the retort's walls, then sheared and crushed into uniform gravel-size granules. It is then acid leached to increase the purity, dried, analyzed and graded. The 99% pure sponge is ready for further processing into titanium ingots, while lower grade material is compacted into briquettes for use as steel and aluminum additions.

     To make ingots, sponge is combined with processed titanium chips and alloys, each measured by a computerized weighing system to meet customer specifications.

[PHOTO]
GARRY GARRETT MANEUVERING COPPER CRUCIBLE USED IN PRODUCTION OF TITANIUM INGOTS.

[PHOTO]
MIDWEST GRINDER CONDITIONING BILLET AT MILL PRODUCTS.

     With the completion of the mill products plant in 1981, Oregon Metallurgical Corporation met its long-term goal: It became a fully integrated manufacturing facility, capable of producing titanium castings, ingots and mill products. OREMET's mill products division is one of the most advanced titanium forging facilities in the industry.

     OREMET converts ingot into smaller, more workable pieces, known as mill products in the form of billet, bar or plate, which are further processed by OREMET's customers into finished products. Traditionally, these products have been sold to manufacturers of commercial and military aircraft and engine components, as well as aerospace manufacturers. Some of the Company's mill products customers finish OREMET's products for such diverse applications as automobile engine valves, prosthetic and orthopedic implants and consumer products such as golf clubs, bicycles, cameras and mountain climbing equipment.

     OREMET's vertically integrated production facilities can maintain complete control through all stages of production - a capability that is essential to meet stringent u.S. and international standards for quality.

[PHOTO]
TITANIUM ALLOY PLATE AT OREMET MILL PRODUCTS WAREHOUSE.

A YEAR OF TRANSITION AND A YEAR OF PROGRESS

[PHOTO]
CLEANING A CAST PART BEFORE FINAL INSPECTION.

[PHOTO]
100 LB. 22" DIAMETER TITANIUM GEAR CASTING.

TITANIUM CASTINGS

     In 1957, OREMET completed the world's first titanium casting foundry and was soon turning out quality titanium components in commercial quantities. Today OREMET operates one of the world's largest, most experienced titanium production facilities.

     Titanium castings are made by melting billet and titanium recycle, and pouring the liquid under vacuum into graphite molds. OREMET's castings are made to customer specifications and are used in marine and other industrial applications where corrosion is of critical concern. Applications for castings include pollution control, pump and valve sets, valve parts for submarines, off-shore oil field instrument housings, mining, and nuclear waste storage.

     The use of titanium and zirconium castings produced by OREMET in corrosive applications, pollution control equipment, marine, petrochemical and other industries has increased significantly in recent years. And there is no doubt that the list of applications will continue to expand as new uses are found for this amazingly versatile material.

[PHOTO]
TITANIUM CASTINGS USED IN THE CHEMICAL PROCESS INDUSTRY.

                                    CONTENTS

                             MANAGEMENT'S STATEMENT
                             ON FINANCIAL REPORTING
                                       14

                              FIVE YEAR SUMMARY OF
                             SELECTED FINANCIAL DATA
                                       15

                              FINANCIAL STATEMENTS
                                      16-26

                                AUDITOR'S REPORT
                                       26

                           MANAGEMENT'S DISCUSSION AND
                                    ANALYSIS
                                      27-30

MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING

     The management of Oregon Metallurgical Corporation is responsible for the preparation as well as the integrity of the financial statements and related financial data contained in this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts which represent the best estimates and judgments of management with appropriate consideration to materiality.

     The Company maintains internal accounting policies, procedures and controls designed to provide reasonable assurance at reasonable cost that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Management believes the Company's accounting controls provide reasonable assurance that errors or irregularities which may occur are detected within a timely period by employees in the normal course of performing their assigned functions. Our independent accountants, whose report on their examination of the financial statements appears on page 26, also review our systems of internal accounting control in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the financial statements.

     The Board of Directors pursues its oversight role for these financial statements through its Audit Committee, which is comprised exclusively of outside directors. The Audit Committee meets with management and the independent accountants. The independent accountants have access to the Audit Committee and, without management present, the opportunity to discuss the quality of financial reporting.

/s/ Carlos E. Aguirre
-------------------------------------
Carlos E. Aguirre

President and Chief Executive Officer



/s/ Dennis P. Kelly
-------------------------------------
Dennis P. Kelly

Vice President - Finance

Treasurer and Chief Financial Officer

                  FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA



(IN THOUSANDS EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31,
                                                   1994          1993           1992           1991          1990
------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
Net sales                                        $71,166       $55,351        $56,785        $54,241       $92,767
Cost of sales                                     64,527        52,636         57,352         57,432        77,737
Gross profit (loss)                                6,639         2,715           (567)        (3,191)       15,030
Restructuring and environmental charges              240         2,997            200              -             -
Net income (loss)                                 (2,023)       (4,098)2)      (4,122)3)      (4,685)        8,570
Net cash provided by (used in)
     operating activities                         (4,459)          841          7,454            961        17,677
Earnings (loss) per share                          (0.18)        (0.38)2)       (0.38)3)       (0.44)         0.82
Weighted average number of
     shares and share equivalents outstanding     11,001        10,839         10,754         10,603        10,453

FINANCIAL POSITION:
Cash and cash equivalents, and
     short-term investments                        1,636         7,718          8,977          3,560        13,375
Working capital                                   49,082(1)     36,467         37,296         39,291        49,456
Current ratio                                        3.1(1)        4.5            5.7            6.1           4.3
Net property, plant and equipment                 37,520        36,204         39,811         39,069        35,210
Total assets                                     111,952(1)     83,326         85,701         86,520       100,007
Long-term debt and note payable to bank           17,177         4,750          8,100          8,250        11,025
Shareholders' equity                              67,282        67,065         68,402         68,436        72,215
Shareholders' equity per share                      6.18          6.16           6.32           6.42          6.90
Cash dividends per share                               -             -              -           0.31          0.43

SUPPLEMENTARY DATA:
Net income (loss) as a percent of net sales         (2.8)%        (7.4)%         (7.3)%         (8.6)%         9.2%
Number of employees                                  482           310            359            354           427
Number of shareholders                             2,484         2,636          2,869          2,812         2,764

1) THE INCREASE IN WORKING CAPITAL AND TOTAL ASSETS AND THE DECREASE IN THE CURRENT RATIO, AS THESE ITEMS COMPARE TO PRIOR YEARS, IS PRIMARILY THE RESULT OF THE COMPANY'S ACQUISITION OF TI ON SEPTEMBER 20, 1994.

2) THE NET LOSS INCLUDES A PROVISION FOR RESTRUCTURING OF $1,409 NET OF TAX BENEFIT, OR $0.13 PER SHARE AND A PROVISION FOR ESTIMATED ENVIRONMENTAL EXPENSES OF $674 NET OF TAX BENEFIT, OR $0.06 PER SHARE. (SEE NOTES TO FINANCIAL STATEMENTS 12 AND 14)

3) THE NET LOSS EXCLUDES THE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES FOR INCOME TAXES AND POST RETIREMENT BENEFITS OTHER THAN PENSIONS. (SEE NOTES TO FINANCIAL STATEMENTS 6 AND 11)


                      CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                      1994      1993      1992
------------------------------------------------------------------------------
Net sales                                          $71,166   $55,351   $56,785
Cost of sales                                       64,527    52,636    57,352
                                                   -------   -------   -------
                                                     6,639     2,715     (567)

Restructuring cost                                       -     2,027         -
Provision for estimated environmental matters          240       970       200
Research, technical and product development
 expenses                                            1,376       773       750
Selling, general and administrative expenses         7,517     5,124     4,417
                                                   -------    ------    ------
LOSS FROM OPERATIONS                               (2,494)   (6,179)   (6,934)
Interest income                                        391       816       847
Interest expense                                     (606)     (532)     (689)
Minority interest in subsidiary                       (29)         -         -
                                                   -------   -------   -------
LOSS BEFORE INCOME TAXES AND CUMULATIVE
 EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES        (2,738)   (5,895)   (5,776)
Income tax benefit                                   (715)   (1,797)   (1,654)
                                                   -------   -------   -------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGES IN
 ACCOUNTING PRINCIPLES                             (2,023)   (4,098)   (4,122)
Cumulative effect of changes in accounting
 principles for:
 Income taxes                                            -         -       602
 Postretirement benefits other than pensions,
 net of $459 of income tax benefit                       -         -     (671)
                                                  --------  --------  --------
NET LOSS                                          $(2,023)  $(4,098)  $(4,191)
                                                  --------  --------  --------
                                                  --------  --------  --------

Loss per share before cumulative effect of
 accounting changes                                $(0.18)   $(0.38)   $(0.38)
Accounting changes                                      -         -     (0.01)
                                                   -------   -------   -------
NET LOSS PER SHARE                                 $(0.18)   $(0.38)   $(0.39)
                                                   -------   -------   -------
                                                   -------   -------   -------

Weighted average shares and share
 equivalents outstanding                            11,001    10,839    10,754
                                                   -------   -------   -------
                                                   -------   -------   -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           CONSOLIDATED BALANCE SHEETS


(IN THOUSANDS)

DECEMBER 31, 1994 AND 1993
                                                      1994      1993
---------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                          $1,636   $    37
 Short-term investments                                  -     7,681
 Accounts receivable, less allowance for doubtful
  accounts of $1,024 and $117                       20,444    10,680
 Inventories                                        49,023    25,852
 Income taxes receivable                               321     1,565
 Prepayments                                         1,031       602
 Deferred income taxes                                 517       498
                                                   -------   -------
  Total current assets                              72,972    46,915

Property, plant and equipment, net                  37,520    36,204
Other assets, net                                    1,480       207
                                                  --------   -------
  Total Assets                                    $111,972   $83,326
                                                  --------   -------
                                                  --------   -------

LIABILITIES
Current liabilities:
 Accounts payable                                  $16,860   $ 3,761
 Accrued payroll and employee benefits               2,944     1,367
 Other accrued expenses                              4,073     1,970
 Current portion of long-term debt                      13     3,350
                                                   -------   -------
  Total current liabilities                         23,890    10,448

Note payable to bank                                12,496         -
Long-term debt, less current portion                 4,668     1,400
Deferred income taxes                                1,098     2,513
Deferred compensation payable                          881       564
Accrued postretirement benefit                       1,457     1,336
Minority interest                                      200         -
                                                   -------   -------
  Total Liabilities                                 44,690    16,261
                                                   -------   -------
Commitments and contingencies (Notes 10 and 12)

SHAREHOLDERS' EQUITY
Common stock, $1.00 par value: shares authorized,
 25,000; shares issued, 1994 - 10,893;
 1993 - 10,888                                      10,893    10,888
Additional paid-in capital                          37,445    37,420
Retained earnings                                   18,960    20,983
Cumulative foreign currency translation adjustment    (16)         -
Note receivable - ESOP                                   -   (2,226)
                                                  --------   -------
                                                    67,282    67,065
                                                  --------   -------
                                                  $111,972   $83,326
                                                  --------   -------
                                                  --------   -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                                            FOREIGN
                                                                  ADDITIONAL               CURRENCY        NOTE          TOTAL
                                                 SHARES   COMMON     PAID-IN  RETAINED  TRANSLATION  RECEIVABLE  SHAREHOLDERS'
                                            OUTSTANDING    STOCK     CAPITAL  EARNINGS   ADJUSTMENT        ESOP         EQUITY
------------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1991                      10,657  $10,657     $35,590   $29,272                  $(7,083)       $68,436
Repayment of loan to ESOP                                                                                 2,428          2,428
Issuance of common stock in
 payment of employee benefits                       170      170       1,559         -                        -          1,729
Net loss                                              -        -           -    (4,191)           -           -         (4,191)
                                               --------  -------     -------   -------                  -------        -------
Balances, December 31, 1992                      10,827   10,827      37,149    25,081                   (4,655)        68,402
Repayment of loan to ESOP                             -        -           -         -                    2,429          2,429
Issuance of common stock in
 payment of:
  Employee benefits                                   8        8          59         -                        -             67
  Restructuring cost                                 53       53         212         -                        -            265
Net loss                                             --        -           -    (4,098)                       -         (4,098)
                                                -------  -------     -------   -------                  -------        -------
Balances, December 31, 1993                      10,888   10,888      37,420    20,983                   (2,226)        67,065
Repayment of loan by ESOP                             -        -           -         -                    2,226          2,226

Issuance of common stock in
 payment of employee benefits                         5        5          25         -                        -             30
Cumulative translation adjustment                     -        -           -         -         $(16)          -             16
Net Loss                                              -        -           -    (2,023)           -           -         (2,023)
                                                -------  -------     -------   -------      -------     -------        -------

Balances, December 31, 1994                      10,893  $10,893     $37,445   $18,960         $(16)         $-        $67,282
                                                -------  -------     -------   -------      -------     -------        -------
                                                -------  -------     -------   -------      -------     -------        -------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                              1994      1993      1992
---------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net loss                                                 $(2,023)  $(4,098)   $(4,191)
 Adjustments to reconcile net loss to net
  cash provided by (used in) operating activities:
   Depreciation and amortization                            4,014     3,937      3,735
   Loss on disposition of assets                                -     1,000          -
   Deferred income taxes                                   (1,434)     (403)     1,819
   Minority interest                                           29         -          -
   Changes in assets and liabilities, net of effects from
     acquisition of business:
     (Increase) decrease in:
      Accounts receivable                                  (4,158)   (3,141)       900
      Inventories                                         (12,209)     (930)     4,313
      Income taxes receivable                               1,244     1,424      1,503
      Prepayments                                            (137)     (250)       (73)
     Increase (decrease) in:
      Accounts payable                                      7,198     1,161       (611)
      Accrued payroll and employee benefits                 1,577       211          3
      Other accrued expenses                                  920     1,204        206
     Other                                                    520       726       (150)
                                                          -------   -------    -------
Net cash provided by (used in) operating activities        (4,459)      841      7,454
                                                          -------   -------    -------
Cash flows from investing activities:
 Acquisition of a business, net of cash acquired           (8,223)        -          -
 Additions to property, plant and equipment                (1,929)   (1,244)    (4,390)
 Short-term investments - purchased                        (1,228)  (15,651)   (11,875)
 Short-term investments - redeemed                          8,811    14,856      4,989
 Other                                                       (111)       65         75
                                                          -------   -------    -------
Net cash used in investing activities                      (2,680)   (1,974)   (11,201)
                                                          -------   -------    -------
Cash flows from financing activities:
 Net borrowings, note payable to bank                      12,496         -          -
 Capitalized loan fees and acquisition costs               (1,260)        -          -
 Repayment of long-term debt                               (4,754)   (3,350)    (3,150)
 Proceeds from note receivable - ESOP                       2,226     2,429      2,428
 Proceeds from long-term debt                                   -         -      3,000
 Other                                                         46         -          -
                                                          -------   -------    -------
Net cash provided by (used in) financing activities         8,754      (921)     2,278
                                                          -------   -------    -------
Effect of exchange rates on cash and cash equivalents         (16)        -          -
                                                          -------   -------    -------
Increase (decrease) in cash and cash equivalents            1,599    (2,054)    (1,469)
Cash and cash equivalents:
 Beginning of year                                             37     2,091      3,560
                                                          -------   -------    -------
 End of year                                              $ 1,636   $    37    $ 2,091
                                                          -------   -------    -------
                                                          -------   -------    -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS)

1. ORGANIZATION AND OPERATIONS:

     Oregon Metallurgical Corporation (OREMET) and Subsidiaries (the Company) is a major producer and distributor of titanium sponge, ingot, mill products and castings for aerospace, industrial and commercial applications. As of December 31, 1994, the Company is 41% owned by the Oregon Metallurgical Corporation Employee Stock Ownership Plan (the ESOP).

     On September 20, 1994, the Company completed the acquisition of the net operating assets and subsidiaries of Titanium Industries Distribution Group (Distribution Group) from Kamyr, Inc. The Distribution Group is a full-line service titanium metals distributor with facilities in the United States, Canada and United Kingdom. The acquisition cost of approximately $13,502 was funded by $5,000 in cash, $4,002 of bank financing and $4,500 of seller financing. The acquired business is being operated under the name of Titanium Industries, Inc. (TI), an eighty percent (80%) owned subsidiary of OREMET. The acquisition was accounted for as a purchase with the results of TI included in the Company's financial statements from the acquisition date.

     The president and sole minority shareholder of TI is an officer and director of the Company. The Company has agreed to acquire, for net book value, the 20% minority interest in TI in annual increments of at least 15% of the minority interest beginning no earlier than 1999 and no later than 2004.

     The following unaudited pro forma information presents the results of operations of OREMET and TI for the years ended December 31, 1994 and 1993 assuming that the acquisition occurred as of the beginning of the respective periods. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

                                                             1994       1993
--------------------------------------------------------------------------------
   Net sales                                               $95,875    $90,016
   Net loss                                                $(2,262)   $(4,042)
   Net loss per share                                      $ (0.20)   $ (0.37)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of OREMET and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     CASH AND CASH EQUIVALENTS - The Company classifies all cash on deposit with banks and all highly liquid debt investments purchased with a maturity of 90 days or less as cash and cash equivalents.

     SHORT-TERM INVESTMENTS - Short-term investments are stated at cost, which approximates market.

     INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs generally include material, labor cost and manufacturing overhead.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting purposes and accelerated methods are used for income tax reporting purposes. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized. The Company capitalizes interest costs as part of the cost of constructing major facilities and equipment. No interest costs were capitalized in 1994 and 1993. $67 was capitalized in 1992.

     REVENUE RECOGNITION - Revenues from the sale of commercial products are recognized upon passage of title to the customer which in most cases coincides with shipment.

     INTANGIBLE ASSETS - Intangible assets consist of organizational and debt issuance costs and are included in "Other assets" at cost less amortization. Organizational costs are amortized on a straight-line basis over an estimated economic life of 15 years. Debt issue costs are amortized on the straight-line basis over 3 years, the life of the applicable credit agreement. Unamortized intangibles as of December 31, 1994 and 1993 were $1,178 and $114, respectively.

     DEFERRED INCOME TAXES - Effective January 1, 1992, the Company adopted the method of accounting for deferred income taxes prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". The Standard requires a change from the deferred to the liability method of computing deferred income taxes. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

     CONCENTRATION OF CREDIT RISK - The Company sells its products to both domestic and international companies. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

     FORWARD FOREIGN EXCHANGE CONTRACTS - The Company may enter into forward foreign exchange contracts as a hedge against currency fluctuations relating to net foreign transactions and commitments denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged items.

     FOREIGN CURRENCY TRANSLATION - The Company's foreign subsidiaries' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year end. Revenues and expenses are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative adjustment account in shareholders' equity.

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions". This Standard requires the accrual during the period of employment of the cost of salaried employees' health benefits after retirement. Postretirement health care benefits paid on behalf of retired employees were $107, $85 and $76 in 1994, 1993 and 1992, respectively.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     ENVIRONMENTAL EXPENDITURES - Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

     EARNINGS PER SHARE - Earnings (loss) per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year presented. Common stock equivalents consist of warrants and amounts due to be settled in shares pursuant to OREMET's excess benefit plan. Common stock equivalents are computed using the treasury stock method.

3. ADDITIONAL CASH FLOW INFORMATION

The Company's noncash investing and financing activities and cash payments for interest and income taxes for the year ended December 31 are as follows:

                                                 1994        1993       1992
--------------------------------------------------------------------------------
   Cash paid (received)
       during the  year for
     Interest, net of amounts
       capitalized                              $   614    $   523     $   662
     Income taxes
       (refunds, net of payments)                (1,327)    (2,817)     (4,477)
                                                --------   --------    --------
   Noncash investing activities:
      Acquisition of business,
        net of cash acquired
         Working capital other than cash        $(9,630)      --         --
         Properties                              (3,278)      --         --
         Long-term debt assumed                     185       --         --
         Note issued to seller                    4,500       --         --
                                                --------   --------    --------
                                                $(8,223)   $  --      $  --
                                                --------   --------    --------
                                                --------   --------    --------
   Noncash financing transactions:
      Issuance of common stock in
        payment of employee benefits            $    30    $    67    $  1,729
                                                --------   --------    --------
                                                --------   --------    --------

4. INVENTORIES

Inventories at December 31 are comprised of the following:

                                                            1994        1993
--------------------------------------------------------------------------------
   Finished goods                                          $14,656     $ 5,511
   Work-in-progress                                         15,288       4,535
   Raw materials                                            19,079      15,806
                                                           --------    -------
   Total                                                   $49,023     $25,852
                                                           --------    -------
                                                           --------    -------

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 are comprised of the following:

                                                            1994        1993
--------------------------------------------------------------------------------
   Land                                                    $ 1,189     $ 1,118
   Buildings and improvements                               11,087       8,902
   Machinery and equipment                                  39,940      36,763
   Integrated sponge facility                               45,309      44,882
   Construction in progress                                  1,976       1,209
                                                           --------    -------
                                                            99,501      92,874
   Less accumulated depreciation                            61,981      56,670
                                                           --------    --------
      Total                                                $37,520     $36,204
                                                           --------    --------
                                                           --------    --------

6. INCOME TAXES

     Effective January 1, 1992, the Company prospectively adopted SFAS No.
109. The cumulative effect of this accounting change resulted in noncash income of $602 ($.05 per share) in 1992.
     The benefit for income taxes is comprised of the following:

                                                  1994       1993        1992
--------------------------------------------------------------------------------
   Current provision (benefit)
      Federal                                   $   422    $(1,583)    $(2,989)
      State                                          80         18         --
   Deferred provision (credit)                   (1,217)      (232)      1,335
                                                --------   --------    --------
         Total benefit                          $  (715)   $(1,797)    $(1,654)
                                                --------   --------    --------
                                                --------   --------    --------


                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Components of the deferred provision (benefit) for income taxes are as follows:

                                                  1994       1993        1992
--------------------------------------------------------------------------------
   Depreciation                                 $   598    $ 1,186     $   977
   Allowance for doubtful accounts                 (299)      --           --
   Inventory, lower of cost or
      market adjustment                             --         827         644
   Inventory uniform capitalization                (619)      (827)       (644)
   Accrued vacation pay                             (22)       (67)         (6)
   Deferred compensation payable                    (12)       (54)        755
   Unrealized tax benefit charged to
      additional paid-in capital                    --        --          (496)
   Pension expense                                 (174)      --           --
   Benefit of state net operating
      loss carryforward                             (83)      (449)       (642)
   Benefit of federal net operating
       loss carryforward                           (851)      --           --
   Federal alternative minimum tax
      credit carryforward                           --        (900)        --
   Environmental expense provision                  (99)      (367)        --
   Valuation allowance                              216        628         784
   Other                                            128       (209)        (37)
                                                --------   --------    --------
      Total                                     $(1,217)    $ (232)     $1,335
                                                --------   --------    --------
                                                --------   --------    --------

The difference between the Company's tax benefit and federal tax at statutory rates is summarized as follows:

                                                  1994       1993        1992
--------------------------------------------------------------------------------
   Federal taxes at statutory rates             $  (921)   $(2,004)    $(1,964)
   State taxes                                     (179)      (389)       (377)
   State tax valuation allowance                    216        597         784
   Alternative minimum tax limitation              --          212         --
   Other                                            169       (213)        (97)
                                                --------   --------    --------
      Total                                     $  (715)   $(1,797)    $(1,654)
                                                --------   --------    --------
                                                --------   --------    --------

     At December 31, 1994, the Company had a net operating loss carryforward for state income tax purposes of $1,248, $6,800, $8,600 and $13,500 from 1994, 1993, 1992 and 1991 operations, respectively. The Company had a net operating loss carryforward for federal income tax purposes of $1,248 from 1994 and $1,242 from 1993. If unused, the loss carryforwards expire fifteen (15) years after the year in which they arose. United States income tax returns for years 1989 through 1993 are currently under examination by the Internal Revenue Service. Assessments are not expected to have a material adverse effect on the financial statements.

The components of the net deferred tax liability are as follows:

                                                  1994       1993        1992
--------------------------------------------------------------------------------
   Assets
      Pension                                   $   304    $  --       $  --
      Allowance for doubtful accounts               346       --          --
      Warranty provision                            126         81          81
      Deferred compensation                         358        229         175
      Vacation accrual                              469        447         380
      Safe harbor lease                             296        360         411
      Postretirement benefits other than
         pension                                    591        542         482
      Federal net operating loss
         carryforward                               851       --          --
      State net operating loss carryforward       2,130      2,048       1,599
      Federal alternative minimum tax
         credit carryforward                        900        900        --
      Environmental provision                       467        367        --
      Capitalized investment costs                  619       --          --
      Other                                         219        278          45
      Less valuation allowance                   (1,810)    (1,595)       (967)
                                                --------   --------    --------
                                                  5,866      3,657       2,206
                                                --------   --------    --------
   Liabilities
      Excess tax over book depreciation
         and amortization                         6,421      5,661       4,475
      Pension payments                             --         --           117
      Other                                          26         11          32
                                                --------   --------   --------
                                                   6,447     5,672       4,624
                                                --------   --------   --------
         Net deferred tax liability             $    581   $ 2,015    $  2,418
                                                --------   --------   --------
                                                --------   --------   --------
   Balance sheet classification
      Current assets                            $  (517)   $  (498)    $  (389)
      Long-term liability                         1,098      2,513       2,807
                                                --------   --------    --------
         Net deferred tax liability             $   581    $ 2,015     $ 2,418
                                                --------   --------    --------
                                                --------   --------    --------

7. NOTE PAYABLE TO BANK

     The Company may borrow up to $20 million under the terms of a revolving credit agreement at an interest rate of prime (8.5% on December 31, 1994) plus 1.5%. Borrowings under the agreement are collateralized by accounts receivable, inventories and other in tangible assets, including the Company's stock in TI. The Company must pay a nonuse fee of .5% annually on the unused portion of the commitment. The credit agreement matures September 1997 and can be renewed for one year periods with the consent of both parties. The credit agreement contains restrictive covenants with regard to various financial ratios and imposes limitations on capital expenditures and dividends. Annual cash dividends are limited to the lesser of fifty percent (50%) of net income or $1.8 million.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. LONG-TERM DEBT

Long-term debt consists of the following:

                                                             1994        1993
--------------------------------------------------------------------------------
   Subordinate Note Due to Kamyr, Inc.                      $4,500      $  --
   County Industrial Development
   Authority Loan                                              181         --
   Bank term loans                                              --       4,750
                                                            -------     -------
                                                             4,681       4,750
   Less current maturities                                      13       3,350
                                                            -------     -------
                                                            $4,668      $1,400
                                                            -------     -------
                                                            -------     -------

     On September 19, 1994, as part of the Company's acquisition (see Note
1), TI entered into a subordinated debt agreement with Kamyr, Inc. for $4,500, interest at 8%, payable quarterly commencing December 1994. The initial principal payment of $300 is due March 1997, and payable thereafter in quarterly installments of $350 through March 2000. The subordinated debt agreement includes covenants relative to shareholders' equity, maximum amount of senior debt, relative financial ratios and restrictions on dividends, new borrowings and guarantees and liens. The loan is collateralized by a second lien on the accounts receivable, inventories, and general intangibles of TI.

     In conjunction with the acquisition, the Company retired all outstanding amounts which were due under its bank term loans. Aggregate maturities of long-term debt approximate the following at December 31, 1994:

1995                             $   13
1996                                 13
1997                              1,362
1998                              1,413
1999                              1,413
Thereafter                          467
                                 ------
                                 $4,681
                                 ------
                                 ------

     On January 20, 1995, Titanium International, LTD. (T.I.L.), a foreign subsidiary, entered into a credit facility with the Midland Bank plc. The facility provides for a credit facility of approximately $2,300 a foreign exchange facility for $900 and other guarantees of approximately $250. The amount of borrowing is subject to 70% of eligible accounts receivable plus 60% of appraised value of building. The credit facility is collateralized by certain assets of T.I.L. Interest is to be charged at the rate of 1.5% over Midland Bank's base rate. The credit facility has financial covenants pertaining to net worth and repayment of loan to parent. The Bank has the option of terminating the funds at its discretion and is subject to review on December 31, 1995.

9. STOCK PURCHASE WARRANTS

     Warrants to purchase 200,000 shares of the Company's common stock are outstanding. The warrants and underlying shares are subject to forfeiture (15% per year) under certain circumstances, until September 1999. The warrants are exercisable at $6.375 per share, and expire September 2004. The warrants were issued in connection with the Company's acquisition of TI. The warrant holder is the president of TI, who is also an officer and director of the Company.

10. OPERATING LEASES

     Minimum annual rental commitments at December 31, 1994, under noncancelable operating leases, principally for railroad tank cars, sales and service center facilities, and various pieces of equipment, are payable as follows:

1995                        $  660
1996                           610
1997                           460
1998                           360
1999                           350
Thereafter                     750

     Total rental costs were $533 in 1994 and $421 and $408 in 1993 and 1992, respectively.

11. EMPLOYEE PENSION PLANS

PENSION PLANS

     OREMET's hourly employees are covered by a union pension plan. Pension expense is based on a fixed rate per hour established under a negotiated union contract.

     OREMET maintains a defined benefit pension plan covering its salaried employees who have completed at least one year of service and have reached age 21. The benefits under this plan are based on years of service and the employee's final average earnings. The plan's assets consist of interest-bearing obligations and equities. Pension costs for OREMET's hourly and salaried plans were $1,287 in 1994, $1,274 in 1993 and $1,219 in 1992.

     The following table sets forth the amounts recognized in the Company's financial statements for the salaried plan's pension expense and the salaried plan's funded status at December 31:

                                                   1994      1993        1992
--------------------------------------------------------------------------------
   Pension costs for the year:
   Service cost                                 $   522    $   565     $   509
   Interest cost                                    859        779         677
   Actual return on plan assets                    (250)      (717)       (638)
   Net amortization and deferral                   (397)       119         140
                                                --------   --------    --------
      Net cost                                  $   734    $   746     $   688
                                                --------   --------    --------
                                                --------   --------    --------
   Plan assets at fair value                    $ 9,863    $10,122     $ 8,788
                                                --------   --------    --------
   Projected benefits
      based on employment service to date
      and present pay levels:
         Vested                                   7,976      9,542       9,562
         Nonvested                                  300        335         432
                                                --------   --------    --------
   Accumulated benefit obligation                 8,276      9,877       9,994
   Additional amounts related to projected
      compensation increases                      2,550      2,224       2,685
                                                --------   --------    --------
   Projected benefit obligation                  10,826     12,101      12,679
                                                --------   --------    --------
   Plan assets less projected benefit
      obligation                                   (963)    (1,979)     (3,891)
   Unrecognized net obligation                      276        315         458
   Unrecognized prior service cost                  182        205         294
   Unrecognized net loss                             76      1,614       3,175
   Minimum pension liability                         --        --         (385)
                                                --------   --------    --------
   Prepaid pension cost (liability)             $  (429)   $   155     $  (349)
                                                --------   --------    --------
                                                --------   --------    --------

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In determining the actuarial present value of the projected benefit obligation, the assumed weighted-average discount rate was 8.50% in 1994, 6.75% in 1993 and 5.75% in 1992. For 1994 and 1993, the assumed rate of increase in future compensation levels was 4.5%. For 1992, the assumed rate of increase in future compensation was 5%. The expected long-term rate of return on retirement plan assets was 8.0% for each of the three years. The decrease in the unrecognized net loss from 1992 to 1994 was primarily due to the increase in the assumed weighted-average discount rate.

     During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The termination resulted in a partial curtailment of the salaried pension plan and increased the restructuring cost by $151.

     TI sponsors a domestic 401(k) retirement savings plan. Under the provisions of the plan, participants may contribute a percentage of their compensation not to exceed 12%. TI matches the participants' contributions up to 3%. Participants are fully vested with regard to TI's contributions and earnings thereon after one (1) year of service. TI's contributions to the plan were approximately $21. in 1994.

     Titanium International, LTD. (T.I.L.) sponsors a defined contribution pension plan for all employees over the age of 25 with one (1) year of service. Under the plan, participants may contribute between 17.5% to 40% of base pay depending upon their age. Participants are fully vested and T.I.L. matches between 2% to 14% of the employee's base pay, depending upon age and as long as the employee's contributions are at least 2%. The T.I.L. contribution for 1994 was approximately $19.

     THE ESOP

     In 1987, the Company established The Oregon Metallurgical Corporation Employee Stock Ownership Plan (ESOP), an employee stock ownership plan covering substantially all employees of OREMET. The ESOP borrowed $17 million from the Company to purchase shares of common stock from the Company. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of shareholders' equity. Both the loan obligation and the unearned benefit expense have been reduced by loan repayments made by the ESOP. The ESOP contribution expense totaled $2,382, $2,755 and $2,924 in 1994, 1993 and 1992, respectively.

     As of December 31, 1994, the note receivable from the ESOP has been fully repaid and all shares of common stock held by the ESOP (4,484 shares) have been allocated to OREMET employees.

     EXCESS BENEFIT PLAN

     OREMET maintains an unfunded excess benefit plan for participants whose allocations of common stock of the Company to the ESOP are reduced as a result of limitations imposed under federal income tax law. A portion of a participant's excess benefit shares is distributable after two years, but a participant may defer distributions. Distributions are required upon request following a participant's termination of employment. OREMET has the option to distribute shares in lieu of cash, but not in excess of 1% of the outstanding shares of common stock of the Company as of the prior year end. The cash value of dividends that would have been paid to the participant had the participant's allocation of shares to the ESOP not been reduced will be paid to the participant in conjunction with the payment of dividends on the Company's common stock. The liability under this plan is recorded as deferred compensation payable in the accompanying balance sheets. Excess benefit plan costs were $332, $259 and $100 in 1994, 1993 and 1992, respectively.

     POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS

     Effective January 1, 1992, the Company prospectively adopted SFAS No.
106 "Employers' Accounting for Postretirement Benefits other than Pensions." As part of adopting the Standard, the Company recorded in the first quarter of 1992 a noncash charge of $1,130 before taxes ($671 after taxes, or $.06 per share). Orement sponsors defined benefit postretirement plans that provide health care benefits to eligible retired salaried employees. Eligible retirees as of December 31, 1994 are not required to contribute toward retiree health care coverage.

     The following table sets forth the plan's status reconciled with the amount shown in the Company's balance sheets as of December 31:

                                                   1994      1993        1992
--------------------------------------------------------------------------------
   Accumulated postretirement benefit
      obligation:
         Retirees                               $   638    $   701     $   443
         Fully eligible plan                        140         90         529
            participants
         Other active plan
            participants                            770        949         214
         Less plan assets at fair value              --         --          --
                                                --------   --------    --------
                                                  1,548      1,740       1,186
   Less recognized loss                              91        404         --
                                                --------   --------    --------
   Accrued postretirement benefit
      benefit liability                          $1,457     $1,336      $1,186
                                                --------   --------    --------
                                                --------   --------    --------

   The components of net periodic postretirement benefit costs are as follows:

                                                   1994      1993        1992
--------------------------------------------------------------------------------
   Service cost, benefit
      attributed to employee service
      during  the year                             $ 96      $ 97         $ 56
   Interest cost on accumulated
      postretirement benefit obligation             118       123           76
   Net amortization and deferral                     15        15
   Actual return on plan assets                     --         --           --
                                                --------   --------    --------
   Net periodic postretirement benefit cost        $229      $235         $132
                                                --------   --------    --------
                                                --------   --------    --------


     For measurement purposes, a 9.5% annual increase in the per capita cost of postretirement medical benefits was assumed for 1994; the rate is assumed to decrease gradually to 6% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $158, and the aggregate of the service and interest cost components of net periodic postretirement cost for the year then ended by $26.

     The discount rate used in determining the accumulated postretirement benefit obligation was 8.5%, 7.0% and 8.0% for 1994, 1993 and 1992, respectively. The unrecognized loss was $91 at December 31, 1994, compared to $404 at December 31, 1993, a decrease of $313. The decrease in the unrecognized loss was substantially attributable to the increase in the discount rate.

     During 1993, the Company restructured its workforce, result-

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ing in the termination of a significant number of employees. The terminations resulted in a partial curtailment of the postretirement benefit plan and decreased the unrecognized loss component of the postretirement benefit liability by $210.

     LABOR AGREEMENT AND COMPENSATION POLICY

     In 1994, OREMET concluded a new labor contract with its union employees and established a new compensation policy affecting nonunion employees. The new agreements provide for the restoration of pay and benefits which were reduced at the start of the ESOP cycle which began in December 1987 and concluded seven years later in December 1994. As a component of the restoration package, beginning in January 1995, each OREMET employee will earn one share of the Company's common stock for every $100 earned in salaries and wages.

     Additionally, OREMET will sponsor an employee savings plan. For each OREMET employee, OREMET will contribute one share of Company common stock for each day worked, or 260 shares a year for a full-time employee. Under further provisions of the plan, OREMET may, subject to the discretion of the Company's Board of Directors, match a percentage of participants' contributions. At OREMET's option, the Company match may be contributed in either cash or in common stock of the Company.

     At present levels of employment and compensation, management believes that the Company may issue employees approximately 290,000 shares of common stock for 1995 as a result of the above agreements.

12. ENVIRONMENTAL MATTERS

     The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect changes in these laws may have on the Company.

     Like all titanium producers, the Company generates certain waste materials and emissions, including materials for which disposal or emission requires compliance with environmental protection laws. The Company conducts its operations at an industrial site where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was required or generally believed to be necessary. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances.

     The Company has entered into a consent order with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site (Albany, Oregon). The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary. An estimate of the cost cannot be made at this time. Also, a neighboring property owner is investigating groundwater contamination at their property that may have migrated to OREMET's property and for which OREMET may have legal claims to recover a portion of its investigation costs.

     For a number of years, the Company utilized off-site disposal for various wastes generated from operations. Although the Company believes that disposal was conducted in compliance with laws in effect at the time, a facility to which the Company sent its wastes has been determined to be environmentally unsound under current law. Pursuant to a final agreement with the Oregon Department of Environmental Quality, the Company will relocate these waste materials to an approved facility.

     In February 1995, the Oregon Department of Environmental Quality modified OREMET's waste water discharge permit. The modified permit accelerates the implementation of more stringent water quality standards which were contained in OREMET's original permit. OREMET is reviewing its waste water management practices and has developed a number of feasible alternatives which can be implemented to maintain the Company's compliance with the terms of the modified permit and proposed implementation schedule.

     In 1991 and in 1993, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency (EPA) performed site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While the EPA's investigation is ongoing, management has not been informed of any pending or potentially required actions which may arise from this investigation.

     In conjunction with the purchase of TI (see Note 1), Kamyr, Inc. has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a substantial indemnification of the Company in the event damages arise which result from conditions which were not in compliance with environmental laws and regulations as they existed at the time of the sale of TI.

     Although no claims have been filed against the Company, it has completed engineering studies with regards to the above-mentioned items and less significant matters. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $240, $970 and $200 in 1994, 1993 and 1992, respectively. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. Management is unable to reasonably predict when these environmental issues will be resolved.

13. MAJOR CUSTOMERS AND BUSINESS SEGMENTS

     The Company has a contract to supply titanium sponge and certain other titanium products through 2003 to RMI Titanium Company (RMI). Sales to RMI, as a percentage of net sales, were 13% for 1994, 30% and 25% for 1993 and 1992, respectively.

     The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. For years ended December 31, 1994, 1993 and 1992, foreign sales were $10,300, $6,600, and $6,200, respectively, principally to customers in western Europe.

14. RESTRUCTURING COST

    In 1993, the Company recorded a provision for restructuring of $2,027 which include nonrecurring costs of severance pay and benefits of $1,027, incurred and substantially all paid in the third and fourth quarters of 1993, and a write-down, in the fourth quarter of 1993, of construction in progress of $1,000 related to a curtailed expansion of the Titanium Sponge Reduction Plant and the related Magnesium Recovery Facility. The downsizing and restructuring were done to reduce fixed costs and to write-off the nonrecoverable portion of funds spent to increase sponge production capacity. Due to the reduced demand for sponge and the availability of low priced sponge from the Commonwealth of Independent States, the expansion was no longer needed.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly financial date for the years ended December 31, 1994 and 1993 (in thousands, except per share amounts):

                                            GROSS        NET        NET INCOME
                                            PROFIT      INCOME      (LOSS) PER
                                 SALES      (LOSS)      (LOSS)         SHARE
--------------------------------------------------------------------------------
 1994 QUARTER:
      1st                        $13,294     $   89     $(1,085)       $(.10)
      2nd                         14,503        660        (601)        (.06)
      3rd(1)                      16,980      1,697        (400)        (.03)
      4th(1)                      26,389      4,193          63          .01
                                 -------     ------     --------       ------
                                 $71,166     $6,639     $(2,023)       $(.18)
                                 -------     ------     --------       ------
                                 -------     ------     --------       ------

(1) Third and Fourth quarter results include the operating results of Titanium Industries, Inc. with sales of $1,464 and $10,053, respectively.

                                          GROSS        NET        NET INCOME
                                          PROFIT      INCOME      (LOSS) PER
                               SALES      (LOSS)      (LOSS)         SHARE
--------------------------------------------------------------------------------
 1993 QUARTER
      1st                      $18,030     $1,979     $   432      $ .04
      2nd                       14,651      1,308         111        .01
      3rd                       12,357        415      (1,071)(1)   (.10)(1)
      4th                       10,313       (987)     (3,570)(2)   (.33)(2)
                               -------     -------    --------     ---------
                               $55,351     $2,715     $(4,098)     $(.38)
                               -------     -------    --------     ---------
                               -------     -------    --------     ---------

(1) Third quarter results include a provision for restructuring of $495, net of tax benefits, or $0.05 per share, which includes employment related expenses associated with the organizational downsizing.
(2) Fourth quarter results include an additional provision for restructuring of $914, net of tax benefits, or $0.08 per share, which includes employment related expenses, as well as a write-down of construction in progress related to a curtailed expansion of the sponge and magnesium facilities. Also included is a provision for estimated environmental expenses of $674, net of tax benefits, or $0.06 per share.



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OREGON METALLURGICAL CORPORATION:

     We have audited the accompanying consolidated balance sheets of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders, equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in Notes 6 and 11 to the Financial Statements, the Company changed its method of accounting for postretirement benefits other than pensions and accounting for income taxes in 1992.

                                       COOPERS & LYBRAND LLP
Eugene, Oregon
February 3, 1995

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
OVERVIEW

ACQUISITION OF TITANIUM INDUSTRIES, INC. (TI)

     On September 20, 1994, the Company, through its newly formed subsidiary, acquired the assets and business of the Distribution Group of TI. The operating results of TI are included in the Company's consolidated financial results beginning with the date of acquisition. A significant majority of the Distribution Group's customers participate in the industrial (non-aerospace) market as compared to OREMET's customer base which is approximately 65% aerospace related. Beginning from the date of acquisition, TI reported 1994 sales of $11.5 million.

MARKET FOR TITANIUM PRODUCTS

     The Company, as well as other major U.S. titanium producers, reported losses in 1994, continuing a trend which began in 1991. The reported losses are the result of declines in both demand and pricing. For each of the years 1991 through 1994, the U.S. Bureau of Mines (the Bureau) reported shipments for U.S. companies of 34-56 million pounds. The above compares to shipments of 53 million pounds for 1990 and average annual shipments of 44 million pounds for the ten year period ending December 31, 1993. The decrease in shipments for U.S. titanium producers, which began in 1991, is the direct result of the decline in the military aerospace market, weak commercial aerospace market and the availability of low priced titanium products from the FSU.

     The Company's twelve-month sales order backlog (sales backlog) was $44 million at December 31, 1994, an increase of 144% over the December 31, 1993 sales backlog of $18 million. The twelve-month sales order backlog reflects recent customer order placement but may not be an accurate indicator of annual or quarterly sales volume.

     For the two year period ended December 31, 1994, the fourth quarter of 1993 was the reported low point for both sales and the sales backlog. The steady increases, which began in the first quarter of 1994, are the result of general increases in demand coupled with the Company's belief that it is participating with a larger share of the overall market. Additionally, sales and the sales backlog were positively affected by the acquisition of TI. Management is cautiously optimistic that the factors responsible for the positive trends which now exist will continue through 1995.

MARKET HIGHLIGHTS

     During 1994, the Company experienced strong demand for titanium ingot destined for use in the manufacture of recreational products. The Company expects that the recreational market will remain strong throughout 1995. In August 1994, the Company renegotiated its long-term conversion agreement with RMI Titanium Company (RMI). The conversion agreement provides that the Company will supply RMI with titanium sponge and certain other titanium products. The agreement terminates in December 2003. Sales to RMI were 13% and 30% of the Company's net sales for 1994 and 1993, respectively.



                                  [GRAPH]



                         SALES & SALES BACKLOG DOLLARS
(1) These amounts reflect the activities of Titanium Industries Inc. (TI) which was acquired by the Company on September 20, 1994. It's balances are as follows:

                                                        1994
                                                    ($ millions)
                                      Third Quarter             Fourth Quarter
   Sales                                   1.5                       10.0
   Sales Backlog                           7.0                        7.6

    In June of 1994, the Company entered into along-term contract with Aerospatiale Avions, France. The material to be provided under this contract will be used in the construction of the pylon assemblies for the Airbus A-320, A-340, and ATR 42/72 aircraft. Revenues from this contract are expected to exceed $10 million. In addition, the Company was awarded a contract to provide titanium plate to the French Navy. Revenues from this contract are expected to approximate $2.5 million with shipments to occur in 1995.

     In conjunction with efforts to expand its international markets, the Company has established a service center facility located close to Paris, France. The service center will stock and cut to order a variety of OREMET produced products. The service center is operated by OREMET France, S.a.r.l., a wholly-owned European subsidiary.

LABOR AGREEMENT

     In August 1994, the Company and the United Steelworkers of America agreed upon a new labor contract. The new contract will extend through July 31, 2000. The employees represented by the Union are

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

also substantial owners of the Company through the Employee Stock Ownership Plan (ESOP). When the ESOP was adopted in December of 1987, the employees agreed to a 20% reduction in pay and benefits to provide the cash to purchase the ESOP shares. The new contract provides at the conclusion of the ESOP cycle, for the restoration of pay and benefits not previously reinstated. The financial cost of the restoration, which includes additional distributions of Company stock as well as increases in hourly pay and benefits, will be offset by a reduction in ESOP expenses. Any additional increases in wages for the most part are linked to the profitability of the Company.

TITANIUM SPONGE

     While approximately 20% of the world's sponge production capacity is located within the U.S., it is currently estimated that approximately 50% is located within the FSU. After the end of the Cold War, sponge produced in the FSU became available and has been imported into the U.S. in ever increasing quantities. Industry sources estimate that approximately 11 million pounds of sponge were imported into the U.S. from the FSU during 1994. This is approximately 350% higher than the quantity imported during 1993, and it represents approximately 33% of the sponge consumed in the U.S. during 1994.

     Import duties, tariffs, dumping duties and the lack of critical aerospace qualifications have limited the applications where this sponge can be economically used. The Company understands that certain sponge producers in the FsU are working on programs to have their products qualified for use in aerospace applications and at the same time are lobbying to have the import tariffs and dumping duties removed or substantially reduced. If the FSU producers are successful and if they continue to sell material at prices which do not reflect the true economic costs of production, the Company would have to seriously consider closing its sponge production operation and purchasing sponge from the FSU producers.

     As of December 31, 1994, the Company's sponge production facilities had a net book value of approximately $21 million. If the Company were to permanently close it sponge facilities, the resulting write-off would be reflected in the Company's Statement of Operations in addition to other closure related expenses. Management and the Company's Board of Director's do not believe that such a closure is imminent, however, given the excess capacity now available in the industry and the potential of purchasing sponge at prices lower than the Company's costs of production, closure of the sponge plant at some point in the future is a possibility. Management believes that despite the closure of its sponge production facilities, the Company would remain competitive given the availability of lower cost titanium sponge from the FSU.

RESULTS OF OPERATIONS

1994 COMPARED TO 1993

     Net sales increased 29% to $71.1 million in 1994, compared to $55.4 million in 1993. The Company's 1994 net sales include $11.5 million of sales attributable to TI.

     Net sales of ingot, mill products and castings increased 29% in 1994 compared to 1993. The expansion in sales across the Company's primary product lines reflects a strengthening general economy. The increase in revenues for these products is primarily the result of increased shipments, average prices have remained stable between the two periods.

     Sales of titanium sponge and sponge conversion services decreased 36% in 1994. The decrease in sales and conversion of titanium sponge are a direct result of competition from lower priced titanium sponge available principally from the FSU.

     Cost of sales as a percentage of net sales decreased in 1994 to 91% from 95% for 1993. The positive change is primarily due to the increase in volume. As a result, gross profit increased $3.9 million to $6.6 million for 1994 from $2.7 million for 1993.

     During 1993, the Company recorded a non-recurring provision for restructuring costs of $2.0 million. No additional restructuring charges were incurred during 1994.

     In 1994, the Company recorded a provision for estimated environmental matters of $0.2 million, compared to $1.0 million in 1993, a decrease of $0.8 million or 80%. For further information see the Environmental section of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to the Financial Statements.

     Research, technical and product development (R&D) increased 78% in 1994 to $1.4 million from $0.8 million in 1993. The Company has significantly increased its emphasis on new product development and technical support.
This strategic commitment began in November 1993, with the appointment of Steven H. Reichman to the newly created position of Vice President-Technology and Corporate Development. Additionally, during 1994, the Company successfully completed its search for two newly defined positions, both of which have been filed by experienced metallurgists.

     Selling, general and administrative expenses (SG&A) increased 47% in 1994 to $7.5 million from $5.1 million in 1993. The addition of Titanium Industries, Inc. represents 69% of the increase in SG&A. The balance of the increase in SG&A arises from management's decision to increase its allowance for uncollectible accounts receivable and reflects the Company's increased commitment to the expansion of its marketing efforts.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS

     As a result of the foregoing, the Company experienced a loss from operations of $2.5 million in 1994 compared to a loss from operations of $6.2 million in 1993.

     Interest income decreased to $0.4 million in 1994 compared to $0.8 million in 1993 due to the liquidation of the Company's portfolio of short-term investments and a smaller outstanding balance on the note receivable from the OREMET ESOP. The Company expects that interest income for 1995 and the foreseeable future should be negligible.

     Interest expense increased to $0.6 million in 1994 compared to $0.5 million in 1993 primarily as a result of the debt incurred by the Company in the purchase of TI. Additionally, the Company increased borrowings during the fourth quarter of 1994 in order to finance an increase in operating levels.

     The Company reported an income tax benefit of $0.7 million (effective tax rate of 26%) for 1994 compared to a tax benefit of $1.8 million, or an effective tax rate of 30% for 1993. See Note 6 to the Financial Statements for an analysis of the Company's effective tax rate.

     The Company reported a net loss of $2.0 million ($0.18 per share) for 1994 compared to a net loss of $4.1 million ($0.38 per share) for 1993.

1993 COMPARED TO 1992

     Net sales decreased 2.5% to $55.4 million in 1993, compared to $56.8 in 1992. Decreased sales of ingot, castings, titanium sponge and conversion services were only partially offset by increased sales of mill products. Favorable mix shifts and small price changes in sponge, ingots, castings and mill products offset an approximate 5% decline in shipments. Reductions in toll melting, conversion and other services accounted for the majority of the $1.4 million decrease in sales. These net decreases were primarily due to a continuing weak demand for titanium metal and shrinkage of the military and commercial aerospace markets. Imports from the FSU have intensified the downward pressure on pricing.

     Cost of sales as a percentage of net sales improved in 1993 to 95% from 101% in 1992, due primarily to increased sales of higher value-added mill products and increased prices as previously noted. Cost of sales decreased 8.2% in 1993 to $52.6 million from $57.4 in 1992 primarily as a result of the decrease in shipments and the reduced levels of toll melting, conversion and other services. As a result, gross profit improved to $2.7 million in 1993 from a loss of $0.6 million in 1992.

     In 1993, the Company recorded a provision for restructuring costs of $2.0 million which included non-recurring costs for severance pay and benefits of $1.0 million and a write-down of construction in progress of $1.0 million related to the curtailed expansion of the titanium sponge reduction and magnesium recovery plants. This downsizing and restructuring was done to reduce fixed costs to a level which was more supportable by the then current level of business and to recognize that at that level and with the availability of low priced sponge from the FSU, the expansion was no longer needed. In addition, the Company recorded a provision for estimated environmental expenses of $1.0 million in 1993 compared to $0.2 million in 1992. For further information see Notes 12 and 14 of Notes to the Financial Statements.

      Selling, general and administrative expense and the research, technical and product development expense increased 14% in 1993 to $5.9 million from $5.2 million in 1992 and increased as a percentage of net sales to 10.6% from 9.1%. This increase is primarily due to employment related expenses associated with the transition to the new management team, increased administrative supply expenses and increased legal and professional expenses.

      As a result of the foregoing, the loss from operations increased to $6.2 million in 1993 compared to a loss of $5.9 million in 1992.

      Interest expense decreased to $0.5 million in 1993 compared to $0.7 million in the previous year due primarily to a reduction in the bank term loans.

      The loss before income taxes increased slightly to $5.9 million in 1993 compared to $5.8 million in the prior year. The income tax benefits of $1.8 million in 1993 and $1.7 million in the prior year are recorded at a rate different than the statutory rate primarily as a result of recording a state tax valuation allowance in compliance with SFAS No. 109 "Accounting For Income Taxes", and in 1993 recording an alternative minimum tax limitation. Therefore, the net loss decreased for 1993 to $4.1 million compared to $4.2 million in 1992

1992 COMPARED TO 1991

      Net sales increased 5% to $56.8 million in 1992, compared to $54.2 million in 1991. Increased sales of titanium sponge more than offset decreased sales of ingot, mill products, castings and conversion services. Sales of titanium sponge increased three-fold to $22.4 million in 1992 from $6.5 million in 1991, primarily as a result of sponge shipments to RMI under the long-term conversion contract. The 18% decline in shipments of ingot, castings and mill products accounted for approximately 75% of the decline in sales of these products. Reductions in toll melting, conversion and other services were responsible for a $2.1 million decrease in sales. These decreases were primarily due to the weak commercial aircraft market, the continuing decline in defense spending and a weak national economy.

      Cost of sales as a percentage of net sales improved in 1992 to 102% from 106% in 1991 primarily as a result of not incurring an inventory valuation write-down as was required in the previous year. Cost of sales increased

                          MANAGEMENT'S DISCUSSION AND ANALYSIS

in 1992 to $57.3 million from $57.4 million in 1991 primarily as a result of the increase in net shipments. As a result, gross profit improved to a loss of $0.6 million in 1992 from a loss of $3.2 million in 1991.

      In 1992, the Company recorded a provision for estimated environmental expenses of $0.2 million for estimated remediation costs at a facility which was used by the Company for waste disposal. For further information see Note 12 of Notes to Financial Statements.

      Selling, general and administrative expense decreased 2% in 1992 to $5.2 million from $5.3 million in 1991 and decreased as a percentage of net sales to 9.1% from 9.8%. This reduction was due primarily to management's focus on controlling costs.

      As a result of the foregoing, the loss from operations decreased to $5.9 million in 1992 compared to a loss of $8.5% million in 1991.

      Interest income declined to $0.8 million in 1992 compared to $1.2 million in 1991 due to a reduction in interest rates on short-term investments and a reduction in the amount of the note receivable from the ESOP and the corresponding interest income.

      Interest expense increased to $0.7 million in 1992 compared to $0.5 million in the previous year due primarily to a reduction in capitalized interest costs to $0.1 million in 1992 compared to $0.4 million in 1991.

      The loss before the cumulative effect of changes in accounting principles declined to $4.1 million in 1992 compared to $4.7 million in the previous year. The income tax benefits of $1.7 million in 1992 is recorded at a rate different from the statutory rate primarily as a result of recording a state tax valuation allowance in compliance with SFAS No. 109, "Accounting for Income Taxes". In 1991, the income tax benefit of $3.1 million was recorded at a rate different from the statutory rate as a result of OREMET's dividend payments to the ESOP which are deductible for income tax purposes.

      Two accounting changes as prescribed by the Financial Accounting Standards Board were implemented in 1992 retroactive to January 1, 1992. The net cumulative effect of these changes required by Accounting for Postretirement Benefits, SFAS 106, and Accounting for Income Taxes, SFAS 109, was an addition to the net loss of $0.1 million. Therefore, the net loss for 1992 decreased to $4.2 million compared to $4.7 million in 1991.

LIQUIDITY AND CAPITAL RESOURCES

      In conjunction with the acquisition of TI, in September 1994, the Company entered into a $20 million revolving credit facility with BankAmerica Business Credit, Inc. The credit agreement expires in September 1997 and can be renewed for one year periods with the consent of both parties. OREMET utilized the credit agreement to refinance $3.0 million in long-term debt and an additional $4.0 million to finance the acquisition. As of December 31, 1994, the Company has $7.5 million available under the credit agreement. The amount of credit available under the agreement is determined by the Company's level of eligible accounts receivable and inventories which are the primary sources of collateral. The credit agreement is reported as a long-term liability in the Company's Consolidated Balance Sheets.

      Working capital increased $12.6 million to $49.1 million as of December 31, 1994, compared to $36.5 million as of December 31, 1993. The increase in working capital is primarily the result of the acquisition of TI. During the third quarter of 1994, the Company redeemed its portfolio of short-term investments, predominantly to reduce borrowings and meet the operating requirements of the Company.

      For the year ended December 31, 1994, the Company reported $4.5 million as net cash used in operating activities. In 1993 and 1992 the Company generated net cash from operations of $0.8 and $7.5 million, respectively. The 1994 decrease in net cash provided by operating activities is the result of the Company increasing its investment in inventories as a result of strong increases in both sales and the sales backlog.

ENVIRONMENTAL MATTERS

      The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect changes in these laws may have on the Company.

      Like all titanium producers, the Company generates certain waste materials and emissions, including materials for which disposal or emission requires compliance with environmental protection laws. The Company conducts its operations at an industrial site where hazardous material have been managed for many years in connection with its operations, including periods before careful management of these materials was required or generally believed to be necessary. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. (See Note 12 to the Financial Statements for a further discussion of the Company's environmental matters).

                             QUARTERLY STOCK DATA

                                            MARKET FOR COMMON STOCK
                                             HIGH              LOW
-------------------------------------------------------------------------------
For the Year Ended December 31, 1994
               First Quarter                 $6.75            $4.75
               Second Quarter                 6.37             4.37
               Third Quarter                  6.25             5.25
               Fourth Quarter                 8.37             5.62

For the Year Ended December 31, 1993
               First Quarter                 $4.87            $3.87
               Second Quarter                 7.00             4.19
               Third Quarter                  7.50             4.87
               Fourth Quarter                 5.50             4.06

                         INVESTOR INFORMATION

ANNUAL MEETING

     The annual meeting of shareholders of Oregon Metallurgical Corporation will be held in the auditorium of the Company's office building at 530 Southwest 34th Avenue in Albany, Oregon on the 27th day of April, 1995, at 10 o'clock a.m.

FORM 10-K

     A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission (without exhibits) will be furnished without charge to any shareholder on request to:

                            DENNIS P. KELLY
                            VICE PRESIDENT, FINANCE
                            P.O. BOX 580
                            ALBANY, OR 97321

COMMON STOCK

      Traded NASDAQ National Market Systems (NMS) Symbol: OREM

                         CORPORATE INFORMATION

               TRANSFER AGENT
               FIRST INTERSTATE BANK OF OREGON
               P.O. BOX 2971
               PORTLAND, OR 97208

               GENERAL COUNSEL
               WEATHERFORD, THOMPSON, QUICK & ASHENFELTER
               ALBANY, OR

               SPECIAL COUNSEL
               SCHWABE, WILLIAMSON & WYATT, P.C.
               PORTLAND, OR

               ACCOUNTANTS
               COOPERS & LYBRAND
               EUGENE, OR

                    DIRECTORS, OFFICERS AND LOCATIONS

BOARD OF DIRECTORS

CARLOS E. AGUIRRE (1)
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OREGON METALLURGICAL CORPORATION

GILBERT E. BEZAR (2)(3)
RETIRED VICE PRESIDENT
AEROSPACE AND STRATEGIC MATERIALS GROUP
OWENS-CORNING FIBERGLAS CORPORATION

ROBERT P. BOOTH
CHAIRMAN OF THE BOARD
NORTHWEST TELEVISION, INC.

ROGER V. CARTER (2)
INDEPENDENT METALS TECHNOLOGY CONSULTANT
RETIRED CHIEF METALLURGIST AND MANAGER OF METALS TECHNOLOGY
BOEING COMPANY

NICHOLAS P. COLLINS (1)(3)
VICE CHAIRMAN
ESCO CORPORATION

HOWARD T. CUSIC (1)(3)
CHAIRMAN OF THE BOARD
OREGON METALLURGICAL CORPORATION
RETIRED SENIOR VICE PRESIDENT
OWENS-CORNING FIBERGLAS CORPORATION

DAVID H. LEONARD (1)(3)
PARTNER
CHURCHILL, LEONARD, BROWN, LINCOLN, LODINE AND HENDRIE

JAMES S. PADDOCK
VICE PRESIDENT
OREGON METALLURGICAL CORPORATION
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND CHIEF OPERATING OFFICER
TITANIUM INDUSTRIES, INC.

JAMES R. PATE (2)
FINANCIAL SERVICES MANAGER
OREGON VOCATIONAL REHABILITATION DIVISION

(1) MEMBER OF THE EXECUTIVE COMMITTEE
(2) MEMBER OF THE AUDIT COMMITTEE
(3) MEMBER OF THE FINANCE/COMPENSATION COMMITTEE


CORPORATE OFFICERS
CARLOS E. AGUIRRE
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JOHN P. BYRNE
VICE PRESIDENT - MANUFACTURING

DAVID G. FLOYD
VICE PRESIDENT - COMMERCIAL

DENNIS P. KELLY
VICE PRESIDENT - FINANCE,
TREASURER AND CHIEF FINANCIAL OFFICER

JAMES S. PADDOCK
VICE PRESIDENT
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND CHIEF OPERATING OFFICER,
TITANIUM INDUSTRIES, INC.

STEVEN H. REICHMAN
VICE PRESIDENT - TECHNOLOGY AND CORPORATE DEVELOPMENT

STEPHEN C. STOCKS
VICE PRESIDENT - SPECIAL PROJECTS

ORVAL N. THOMPSON
SECRETARY

DENNIS D. ASHENFELTER
ASSISTANT SECRETARY


LOCATIONS

OREGON METALLURGICAL CORPORATION
     530 34TH AVENUE, S.W.
     ALBANY, OR 97321

OREMET FRANCE
     Z.I. DES BRUYERES
     AVENUE J.P. TIMBAUD
     78190 TRAPPES, FRANCE

TITANIUM INDUSTRIES, INC.
     110 LEHIGH DRIVE
     FAIRFIELD, NJ 07006

TITANIUM WIRE CORPORATION
     235 INDUSTRIAL PARK ROAD
     FRACKVILLE, PA 17931

TITANIUM INTERNATIONAL LTD. (U.K.)
     KEYS HOUSE, GRANBY AVENUE
     GARRETTS GREEN
     BIRMINGHAM 833 OSP
     UNITED KINGDOM