Form 10-K405, Exhibit 13
period 1995-12-31
OREGON METALLURGICAL CORP
filed 1996-03-28
CIK 74856

QUARTERLY STOCK DATA


MARKET FOR COMMON STOCK

                                          HIGH        LOW
                                          ____        ___

For the Year Ended December 31, 1995
    First Quarter                        $ 8.25     $ 6.00
    Second Quarter                         9.63       6.563
    Third Quarter                         13.50       9.375
    Fourth Quarter                        12.50       9.125

For the Year Ended December 31, 1994
    First Quarter                        $ 6.75     $ 6.00
    Second Quarter                         6.37       4.37
    Third Quarter                          6.25       5.25
    Fourth Quarter                         8.37       5.62

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA
____________________________________________

(In Thousands, Except Per Share Data)

FOR THE YEARS ENDED DECEMBER 31,

                                                       1995           1994           1993           1992           1991
                                                       ____           ____           ____           ____           ____

OPERATING RESULTS:

Net Sales ......................................... $ 146,853       $ 71,166       $ 55,351       $ 56,785       $ 54,241
Cost of sales .....................................   131,002         64,527         52,636         57,352         57,432
Gross profit (loss) ...............................    15,851          6,639          2,715           (567)        (3,191)
Restructuring and environmental charges ...........       ---            240          2,997            200            ---
Net (loss) ........................................    (2,415)        (2,025)        (4,098) 2)     (4,122) 3)     (4,685)
Net cash provided by (used in)
  operating activities ............................   (10,969)        (4,459)           841          7,454            961
Earnings (loss) per share .........................     (0.22)         (0.18)         (0.38) 2)      (0.38) 3)      (0.44)
Weighted average number of shares and share
  equivalents outstanding .........................    11,219         11,001         10,839         10,754         10,603

FINANCIAL POSITION:

Cash, cash equivalents and short-term
  investments .....................................       572          1,636          7,718          8,977          3,560
Working capital ...................................    63,769         49,082 1)      36,467         37,296         39,291
Current ratio .....................................      2.95            3.1 1)         4.5            5.7            6.1
Net property, plant and equipment .................    35,138         37,520         36,204         39,811         39,069
Total assets ......................................   133,077        111,972 1)      83,326         85,701         86,520
Long-term debt, including current portion .........    27,362         17,177          4,750          8,100          8,250
Shareholders' equity ..............................    65,887         67,282         67,065         68,402         68,436
Shareholders' equity per share ....................      5.98           6.18           6.16           6.32           6.42
Cash dividend per share ...........................       ---            ---            ---            ---            .31

SUPPLEMENTARY DATA:

Net income (loss) as a percent of net sale ........      (1.6)%         (2.8)%         (7.4)%         (7.3)% 3)      (8.6)%
Number of employees ...............................       580            482            310            359            354
Number of shareholders ............................     2,397          2,484          2,630          2,869          2,812

<F1>    The increase in working capital and total assets and the
decrease in the current ratio, as these items compare to prior years, is primarily the result of the Company's acquisition of Titanium Industries, Inc. on September 20, 1994.

<F2>    The net loss includes a provision for restructuring of $1,409 net of tax benefit, or $0.13 per share and a provision for estimated environmental expenses of $674 net of tax benefit, or $0.06 per share. (See notes 11 and 14 to the Consolidated
Financial Statements)

<F3>    The net loss excludes the cumulative effect of changes in
accounting principles for income taxes and post retirement benefits other than pensions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


OVERVIEW

MARKET FOR TITANIUM PRODUCTS:
The Company, and other major U.S. titanium producers, reported losses in 1995, which continued a trend which began in 1991. This period represents one of the longest and most severe downturns which the industry has seen. The years 1991 through 1994 were characterized by declining military aerospace markets, weak commercial aerospace markets and declining prices.

While still reporting losses for the year, the titanium industry
rebounded significantly in 1995.   The industry benefited from both
a recovery in the commercial aerospace sector and continued growth in the industrial sector. The recreation market (primarily golf club stock) displayed strong demand. In response to the increase in the demand for titanium products, production levels increased at a rapid pace, straining capacity and extending mill delivery dates.

The Company believes that the market for golf club stock has grown to be the second largest consumer of titanium, after the commercial aerospace market. Additionally, the developing market for titanium armor (ballistic protection material) appears to be a significant new application for the titanium industry.

The Company's twelve-month sales order backlog (sales backlog) was $105 million at December 31, 1995, an increase of 139% over the December 31, 1994 sales backlog of $44 million. The sales backlog reflects recent customer order placement but may not be an accurate indicator of annual or quarterly sales volume.


1995 - IN SUMMARY:
The Company reported profits during the fourth quarter of 1994 and the first two quarters of 1995. However, during the last two quarters of 1995 and for the year, the Company incurred losses. Strong increases in demand resulted in shortages in raw material supply and escalating costs. The Company's rapid increase in production levels coupled with a larger and more complex mix of products, resulted in production inefficiencies, and higher conversion costs. These factors combined to depress margins on most of the Company's sales. The Company's fixed price long-term sales agreements were severely impacted, requiring the Company to record a charge to income during the fourth quarter to reflect anticipated losses on future shipments under its long-term sales agreements.

The Company's 1995 Consolidated Financial Statements reflect the activities of Titanium Industries, Inc. (TI) for the entire year. TI was acquired by the Company in September 1994. TI operates titanium sales and service centers in North America and Western Europe. TI sells its product primarily into the industrial markets and to a lesser extent the commercial aerospace market. TI enjoyed the benefits of strong markets and stable margins in 1995.

With the acquisition of TI and the emergence of the recreation and armor markets, the Company has reduced its level of dependence on the aerospace industry. Aerospace related sales represented approximately 45% of net sales in 1995, compared with 60% and 85% of net sales in 1994 and 1993, respectively. Access to a variety of markets has been a long-term goal of the Company's due to the traditionally cyclical nature of the aerospace industry.


RESULTS OF OPERATION

1995 COMPARED TO 1994

NET SALES:
Net sales increased 106% to $146.8 million in 1995, compared to $71.2 million in 1994. 1995 represents the first complete year in which Titanium Industries, Inc. (TI) results are consolidated with the Company. TI was acquired by the Company in September 1994. On a pro forma basis, as if TI had been included in results for all of 1994, the sales increase in 1995 would have been 53% as compared to the actual 1995 increase of 106%. The increase in sales was primarily driven by increased demand and pricing for both the Company's manufactured and service center products.

TITANIUM SPONGE:
During 1995, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge and sales to RMI Titanium Company (RMI) under our long-term titanium sponge supply agreement. Sales of titanium sponge and sponge conversion services decreased 15% for 1995 compared to 1994. Sponge shipments decreased 22% and average sponge price per pound increased 9%. The increase in the average price per pound of 9% is attributable to sales of our high purity sponge which the Company started commercially producing during 1995 in limited quantities. Sales of titanium sponge have decreased due to greater internal consumption by the Company. The Company projects that for 1996 it will continue to operate its sponge facility at near capacity rates with substantially all production being needed for internal consumption or for supply to RMI. The Company anticipates it will supplement its sponge production in 1996 with purchases from other producers.

INGOT:
Sales of ingot increased 44% in 1995 compared to 1994. Ingot shipments increased 24% and the average ingot price per pound increased 16% from 1994. The company began operating its melt facilities at near capacity during the second-half of 1995. The Company produces ingot for both internal use in its mill products division and for sales to outside customers.

MILL PRODUCTS:
The OREMET Titanium Division (primary production facilities located in Albany, Oregon) of the Company directly produces or contracts for outside production a variety of mill products, including: billet, bar, plate, sheet and engineered parts. OREMET Titanium Division mill products sales increased 126% for 1995 compared to 1994. Shipments of mill products increased 110% and the average price per pound increased 8%. During 1995, Mill Products experienced increased sales across all product lines. Sales of titanium billet destined to be made into golf club heads had a favorable effect on 1995 mill product sales.

The Company's service centers market a wide variety of mill products including engineered parts, manufactured by various producers. During 1995, both shipments and pricing for service center products increased.

CASTINGS:
Sales of castings increased 11% in 1995 compared to 1994. During the fourth quarter of 1995, a significant competitor of the Company discontinued their casting operations which has had a positive effect on casting orders and sales. The Company expects to expand its casting production facilities during 1996.

COST OF SALES:
Cost of sales for 1995 increased $66.5 million or 103%, to $131.0 million, compared to $64.5 million in 1994. TI's cost of sales were included for a full year in 1995, compared to approximately three months in 1994. The primary reasons for the increase in cost of sales were increased shipments coupled with rising raw material costs. The markets served by the Company's service centers, which were entered by the Company with the acquisition of TI, displayed strong growth and steady gross profits during 1995.

The Company has traditionally entered into long-term agreements ("LTA(s)") with certain customers, primarily in the aerospace industry. The LTAs, which typically cover a two or three-year period, obligate the Company to sell product at a fixed price for the duration of the agreement. In 1995, rapidly increasing costs of raw materials and processing had a detrimental impact on the profitability of the Company's LTAs. Many LTAs were negatively affected and the Company expects to incur a loss on certain LTA's over the remaining term of the agreements. Therefore, the Company recorded a provision for losses on LTAs of $4.4 million at December 31, 1995 to cover future estimated losses. The provision for losses on LTA's was charged to cost of sales. The Company's most significant unfavorable LTA expires during the third quarter of 1997. In response to the changing market conditions, the Company has negotiated more favorable terms on many of its LTA's and has instituted raw material surcharges. The future profitability of the Company's fixed price LTAs is subject to change based upon the Company's costs of production.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES:
Research, technical and product development expenses (RT&D) increased $0.2 million or 16% in 1995, to $1.6 million compared to $1.4 million in 1994. RT&D salaries and related costs have increased in 1995 compared to 1994, reflecting an increase in technical personnel to support the Company's long-term commitments for research, development of new products and improvements in operating processes.

SELLING GENERAL AND ADMINISTRATIVE EXPENSES:
Selling, general and administrative expenses (SG&A) increased $7.0 million or 93% in 1995 to $14.5 million from $ 7.5 million in 1994. The inclusion of TI for a full year in the Company's 1995 results is the primary reason for the increase in the Company's SG&A. In response to an increased activity level, all departments included in the SG&A category added personnel during 1995.

INTEREST INCOME:
The Company did not have any interest income during 1995 compared to $0.4 million in 1994. The Company expects that interest income for 1996 and the foreseeable future should be negligible.

INTEREST EXPENSE:
Interest expense increased $1.5 million or 247% to $2.1 million in 1995 compared to $0.6 million in 1994. The increase in interest expense in 1995 compared to 1994 is the direct result of the purchase of TI in September of 1994 and increased borrowings required to support the Company's increased operating levels.

MINORITY INTERESTS:
The amounts reported as minority interests eliminate the minority shareholder's 20% interest in the net income of TI from the Company's Consolidated Statements of Operations.

INCOME TAX BENEFIT:
The Company's 1995 effective tax benefit rate on the net loss before income tax benefit and minority interests is 18%. The Company's income tax rate varies from the normally expected statutory rate due to differences between book and tax income for which recognition of a deferred tax asset is not currently considered appropriate. See note 7 to the Consolidated Financial Statements. During 1995, the Company concluded an IRS examination of its 1989 through 1993 Federal income tax filings. The examination did not give rise to any material adjustments.

NET LOSS:
The Company reported a net loss of $2.4 million, or $0.22 per share, for 1995 compared to a net loss of $2.0 million, or $0.18 per share, for 1994.

1994 COMPARED TO 1993

NET SALES:
Net sales increased 29% to $71.1 million in 1994, compared to $55.4 million in 1993. The Company's 1994 net sales include $11.5 million of sales attributable to Titanium Industries, Inc.

Net sales of ingot, mill products and castings increased 29% in 1994 compared to 1993. The expansion in sales across the Company's primary product lines reflects a strengthening general economy.
The increase in revenue for these products is primarily the result of increased shipments, average prices have remained stable between the two periods.

Sales of titanium sponge and sponge conversion services decreased
36% in 1994. The decrease in sales and conversion of titanium sponge are a direct result of competition from lower priced titanium sponge available principally from the Former Soviet Union
(FSU).

COST OF SALES:
Cost of sales as a percentage of net sales decreased in 1994 to 91% from 95% for 1993. The change is primarily due to the increase in volume. As a result, gross profit increased $3.9 million to $6.6 million for 1994 from $2.7 million for 1993.

RESTRUCTURING COSTS:
During 1993, the Company recorded a non-recurring provision for restructuring costs of $2.0 million. No additional restructuring charges were incurred during 1994 (For further information, see
Note 14 to the Consolidated Financial Statements).

PROVISION FOR ESTIMATED ENVIRONMENTAL MATTERS:
In 1994, the Company recorded a provision for estimated environmental matters of $0.2 million, compared to $1.0 million in 1993, a decrease of $0.8 million or 80%. (For further information see Note 11 to the Consolidated Financial Statements.)

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES:
Research, technical and product development expenses (RT&D) increased 78% in 1994 to $1.4 million from $0.8 million in 1993. The Company has significantly increased its emphasis on new product development and technical support. This strategic commitment began in November 1993, with the appointment of Steven H. Reichman to the newly created position of Vice-President-Technology and Corporate Development. Also in 1994, the Company successfully completed its search for two newly defined positions, both of which have been filled by experienced metallurgists.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling, general and administrative expenses (SG&A) increased 47% in 1994 to $7.5 million from $5.1 million in 1993. The addition of Titanium Industries, Inc. represents 69% of the increase in SG&A. The balance of the increase in SG&A arises from management's decision to increase its allowance for uncollectible accounts receivable and reflects the Company's increased commitment to the expansion of its marketing efforts.

INTEREST INCOME:
Interest income decreased to $0.4 million in 1994 compared to $0.8 million in 1993 due to the liquidation of the Company's portfolio of short-term investments and a smaller outstanding balance on the note receivable from the OREMET ESOP. The Company expects that interest income for 1995 and the foreseeable future should be negligible.

INTEREST EXPENSE:
Interest expense increased to $0.6 million in 1994 compared to $0.5 million in 1993, primarily as a result of the debt incurred by the Company in the purchase of Titanium Industries, Inc. Additionally, the Company increased borrowings during the fourth quarter of 1994 to finance an increase in operating levels.

MINORITY INTERESTS:
The amounts reported as minority interests removes the minority shareholder's 20% interest in the net income of TI from the Company's Consolidated Statements of Operations.

INCOME TAX BENEFIT:
The Company reported an income tax benefit of $0.7 million
(effective tax rate of 26%) for 1994, compared to a tax benefit of $1.8 million, or an effective tax rate of 30% for 1993. ( See Note 7 to the Consolidated Financial Statements for an analysis of the Company's effective tax rate.)

NET LOSS:
The Company reported a net loss of $2.0 million ($0.18 per share) for 1994 compared to a net loss of $4.1 million ($0.38 per share) for 1993.


1993 COMPARED TO 1992

NET SALES:
Net sales decreased 2.5% to $55.4 million in 1993, compared to $56.8 in 1992. Decreased sales of ingot, castings, titanium sponge and conversion services were only partially offset by increased sales of mill products. Favorable mix shifts and small price changes in sponge, ingots, castings and mill products offset an approximate 5% decline in shipments. Reductions in toll melting, conversion and other services accounted for the majority of the $1.4 million decrease in sales. These net decreases were primarily due to a continuing weak demand for titanium metal and shrinkage of the military and commercial aerospace markets. Imports from the FSU have intensified the downward pressure on pricing.

COST OF SALES:
Cost of sales as a percentage of net sales improved in 1993 to 95% from 101% in 1992, due primarily to increased sales of higher value-added mill products and increased prices as previously noted. Cost of sales decreased 8.2% in 1993 to $52.6 million from $57.4 in 1992 primarily as a result of the decrease in shipments and the reduced levels of toll melting, conversion and other services. As a result, gross profit improved to $2.7 million in 1993 from a loss of $0.6 million in 1992.

RESTRUCTURING COST:
In 1993, the Company recorded a provision for restructuring costs of $2.0 million, which included non-recurring costs for severance pay and benefits of $1.0 million and a write-down of construction in progress of $1.0 million related to the curtailed expansion of the titanium sponge reduction and magnesium recovery plants. This downsizing and restructuring was done to reduce fixed costs to a level which was more supportable by the then current level of business and to recognize that at that level and with the availability of low priced sponge from the FSU, the expansion was no longer needed. (See note 14 to the Consolidated Financial Statements.)

PROVISION FOR ESTIMATED ENVIRONMENTAL MATTERS:
The Company recorded a provision for estimated environmental expenses of $1.0 million in 1993 compared to $0.2 million in 1992. For further information see Note 11 to the Consolidated Financial
Statements.

SELLING, GENERAL AND ADMINISTRATIVE, AND RESEARCH TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES:
Selling, general and administrative expense and research, technical and product development expense increased 14% in 1993 to $5.9 million from $5.2 million in 1992 and increased as a percentage of net sales to 10.7% from 9.1%. This increase is primarily due to employment related expenses associated with the transition to the new management team, increased administrative supply expenses as well as increased legal and professional expenses.

INTEREST EXPENSE:
Interest expense decreased to $0.5 million in 1993 compared to $0.7 million in the previous year due primarily to a reduction in the bank term loans.

INCOME TAX BENEFIT:
The loss before income taxes increased slightly to $5.9 million in 1993 compared to $5.8 million in the prior year. The income tax benefits of $1.8 million in 1993 and $1.7 million in the prior year are recorded at a rate different than the statutory rate primarily as a result of recording a state tax valuation allowance in compliance with SFAS No. 109 "Accounting For Income Taxes", and in 1993 recording an alternative minimum tax limitation.

NET LOSS:
The Company reported a net loss of $4.1 Million, or $0.38 per share for 1993, compared to a net loss of $4.2 Million or 0.39 per share, for 1992.

NON-U.S. OPERATIONS AND MONETARY ASSETS

FOREIGN SUBSIDIARIES:
The Company has the following foreign subsidiaries:

- Titanium International Limited (TIL), a sales and service center located in the United Kingdom, and Titanium International GmbH, a sales and service center located in Germany. Both service centers are wholly-owned subsidiaries of TI, an 80% owned subsidiary of the Company. As of December 31, 1995, TIL had $9.4 million in total assets and approximately 30 employees. Titanium International GmbH began operations in early 1996 with three employees.

- Oremet France, S.a.r.l., is a wholly owned service center located outside of Paris, France. Oremet France was in a start-up phase during 1994, and became operational in January 1995. Oremet France operates from a leased warehouse, has total assets as of December 31, 1995 of $0.9 million, and has six employees.

Approximately 11% of the Company's 1995 net sales were derived from its European service centers.

Changes in the value of non-U.S. currencies relative to the U.S.
dollar cause fluctuations in U.S. dollar financial position and operating results. The impact of currency fluctuations on the Company was not significant in 1995.

FORWARD FOREIGN EXCHANGE CONTRACTS:
See notes 1 and 15 to the Company's 1995 Consolidated Financial
Statements.


LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW:
Net cash used in operating activities totaled $11.0 million in 1995 compared to $4.5 million for 1994. Working capital increases required to support the sharp increase in operating levels are responsible for the most significant portion of the cash used by the Company's operating activities in 1995. The increase in the amount of cash flow used in operating activities is a trend which began in the second quarter of 1994. The timing of this trend is consistent with the Company's experience of increasing sales, sales order backlog and production.

During 1995, the Company incurred $2.7 million in expenses relating to its Stock Compensation Plans and Savings Plan. The Company has, or will satisfy liabilities arising under these plans by issuing shares of the Company's common stock. ( See note 10 to the Consolidated Financial Statements for further discussion regarding the Company's Stock Compensation and Defined Contribution Plans.)

During the fourth quarter of 1995, the Company incurred a non-cash charge to earnings of $4.4 million to establish an allowance for anticipated future losses on fixed price long-term sales agreements. (See note 6 to the Company's Consolidated Financial
Statements.)

Net cash used in investing activities totaled $2.2 million in 1995 compared to $2.7 million in 1994. The Company had additions to property, plant and equipment in 1995 of $1.9.

Net cash provided by financing activities totaled $12.1 million in 1995, compared to $8.8 million in 1994. For 1995, $11.3 million was provided from net proceeds on the Company's revolving credit agreements and book overdraft, and $1.0 million from proceeds from a capital lease obligation.

REVIEW OF SIGNIFICANT WORKING CAPITAL ACCOUNTS:
Inventories increased $17.0 million, or 35%, to $66.0 million at December 31, 1995, compared to $49.0 million at December 31, 1994. In addition to an increase in finished goods inventory of $3.5 million, increases in raw materials and work-in-process have been made in support of higher production levels. In response to a growing sales backlog, the Company is continuing to raise its production levels. The Company is also experiencing higher raw material and conversion costs, which have increased the cost of the Company's inventory.

Accounts receivable increased $5.5 million, or 27%, to $25.9 million at December 31, 1995, compared to $20.4 million as of December 31, 1994. The increase in accounts receivable is consistent with the Company's increase in sales volume.

The Company had a book overdraft on December 31, 1995 of $2.0 million. The book overdraft represents Company checks which have been disbursed and are in transit as of the end of the year. When the checks clear the Company's bank, they are funded by draws on the Company's revolving credit agreement to the extent they are not funded by deposits.

Accounts payable at December 31, 1995 of $17.0 million is comparable to the December 31, 1994 balance of $16.9 million. The minimal change in the accounts payable balance between 1995 and 1994 reflects the Company's use of other financing facilities, primarily its credit agreements, to fund the substantial increases in accounts receivable and inventory.

Accrued payroll and employee benefits increased $3.7 million or 126% to $6.7 million at December 31, 1995, compared to $2.9 million as of December 31, 1994. Amounts payable in shares of the Company's common stock pursuant to its Stock Compensation and Retirement Savings Plans account for $1.8 million of the increase. The balance of the increase of $1.9 million relates to increased levels of activity in 1995.

CREDIT AGREEMENTS:
The Company may borrow up to $25 million under the terms of a revolving credit agreement with BankAmerica Business Credit, Inc.
(BABC). The credit agreement expires in September 1997. The balance outstanding under the credit agreement as of December 31, 1995 is $21.2 million. The Company anticipates that the credit facility with BABC will expand to $35 million in 1996 in anticipation of increased financing requirements necessary to support higher operating levels.

As of December 31, 1995, the Company was not in compliance with certain of its financial covenants contained in its BABC credit agreement. The Company obtained a written waiver from BABC on these matters. The Company believes that in the future, it will meet the covenants contained in its credit agreement with BABC. The Company has classified the outstanding balance on the credit agreement as a long-term liability on the Company's Consolidated Balance Sheets.

The Company has an additional short-term credit facility with Midland Bank plc, in the United Kingdom. This credit agreement provides for a credit facility of approximately $2.3 million. The credit agreement is subject to renewal on December 31, 1996. The balance outstanding under the credit agreement as of December 31, 1995 is $0.5 million. (See note 8 to the Company's Consolidated Financial Statements for further information regarding the Company's credit agreements and other long-term debt.)

CAPITAL EXPENDITURES:
The Company has no material open commitments which obligate it to make future capital expenditures. The Company's 1996 capital plan anticipates that capital expenditures may approximate $7.5 million. Capital expenditures required to maintain compliance with applicable environmental regulations are included in the Company's capital plan to the extent that they can presently be determined. The Company's capital expenditures will be funded by a combination of internally generated cash and external financing.

The Company's recent capital expenditure history is as follows
(dollars in millions):

                                              Year Ended December 31
                                              ______________________

                                           Budgeted         Actual
                                           ________  __________________
                                             1996     1995   1994  1993
                                             ____     ____   ____  ____
Additions to property, plant and equipment   $7.5     $1.9   $1.9  $1.2

The 1996 capital expenditures budget includes amounts to rebuild and modernize existing equipment and to increase prodution capacity. The Company's revolving credit facility with BABC provides that capital expenditures may not exceed $4.5 million for any fiscal year. A change in the covenant to reflect the higher budgeted capital spending amount is currently being discussed with BABC.

INCOME TAXES:

For financial and income tax reporting purposes the Company incurred net losses for 1991 through 1994. The Company is unable to carryback any further losses for federal or state tax refunds. In 1995, the Company reported a loss for financial reporting purposes, but expects to report taxable income for both federal and state income tax reporting purposes. The Company anticipates that it will be able to utilize federal and state net operating loss carryforwards, limiting the amount of taxes actually payable to the taxing jurisdictions where it is subject to the largest taxes. The Company does pay minimal franchise and income taxes in various states. For 1995, the operations of TIL, located in the U.K., have resulted in the Company's most significant tax obligations.

The Company has both federal and state net operating loss carryforwards which will provide it with some relief should its operations return to profitability within the carryforward periods. ( See note 7 to the Consolidated Financial Statements for a further discussion regarding the Company's income taxes.)

ADEQUACY OF LIQUIDITY AND CAPITAL RESOURCES:
The Company's access to borrowing facilities, internally generated cash and to capital markets are expected to be sufficient to provide the resources necessary to support increased operating needs and to finance its continued growth, capital expenditures and repayment of long-term debt obligations.


ENVIRONMENTAL MATTERS

(See note 11 to the Company's Consolidated Financial Statements.)

GAW/dkt
February 23, 1996
t:winwp60\95annual\mda95.wpd

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OREGON METALLURGICAL
   CORPORATION AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                               /s/ COOPERS & LYBRAND L.L.P.


Eugene, Oregon
February 16, 1996, except for the second paragraph of Note 8, as to which the date is March 1, 1996


MANAGEMENT'S STATEMENT ON FINANCIAL REPORTING

The management of Oregon Metallurgical Corporation is responsible for the preparation as well as the integrity of the consolidated financial statements and related data contained in this Annual Report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and necessarily include amounts which represent the best estimates and judgments of management with appropriate consideration to materiality.

The Company maintains internal accounting policies, procedures, and controls designed to provide reasonable assurance at reasonable cost that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Management believes the Company's accounting controls provide reasonable assurance that errors or irregularities which may occur are detected within a timely period by employees in the normal course of performing their assigned functions. Our independent accountants, whose report on their examination of the financial statements appears above, also review our systems of internal accounting control in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the consolidated financial statements.

The Board of Directors pursues its oversight role for these consolidated financial statements through its Audit Committee, which is comprised exclusively of outside directors. The Audit Committee meets with management and the independent accountants. The independent accountants have access to the Audit Committee and, without management present, have the opportunity to discuss the quality of financial reporting.


/s/ Carlos Aguirre
Carlos E. Aguirre
President and Chief Executive Officer

/s/ Dennis P. Kelly
Dennis P. Kelly
Vice President - Finance
Treasurer and Chief Financial Officer

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)
for the years ended December 31, 1995, 1994 and 1993

                                                                                    1995            1994          1993
                                                                                    ____            ____          ____

Net sales                                                                         $146,853        $ 71,166      $ 55,351
Cost of sales, including provision for future losses on
     long-term agreements of $4,417 in 1995 (Note 6)                               131,002          64,527        52,636
                                                                                  ________        ________      ________

            Gross profit                                                            15,851           6,639         2,715

Research, technical and product development expenses                                 1,595           1,376           773
Selling, general and administrative expenses                                        14,512           7,517         5,124
Provision for estimated environmental matters                                            -             240           970
Restructuring cost                                                                       -               -         2,027
                                                                                  ________        ________      ________
            Loss from operations                                                      (256)         (2,494)       (6,179)

Interest income                                                                          -             391           816
Interest expense                                                                    (2,104)           (606)         (532)
Minority interests                                                                    (480)            (29)            -
                                                                                  ________        ________      ________
            Loss before income tax benefit                                          (2,840)         (2,738)       (5,895)

Income tax benefit                                                                     425             715         1,797
                                                                                  ________        ________      ________
               Net loss                                                           $ (2,415)       $ (2,023)     $ (4,098)
                                                                                  ========        ========      ========

Net loss per share                                                                $  (0.22)       $  (0.18)     $  (0.38)
                                                                                   =======        ========      ========
Weighted average shares and share equivalents
     outstanding                                                                    11,219          11,001        10,839
                                                                                   =======        ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)
December 31, 1995 and 1994

                                                                       1995           1994
                                                                       ____           ____

ASSETS

Current assets:
   Cash and cash equivalents                                        $    572        $  1,636
   Accounts receivable, less allowance for doubtful accounts
        of $1,257 and $858                                            25,894          20,444
   Inventories                                                        66,010          49,023
   Income taxes receivable                                                               321
   Prepayments                                                           689           1,031
   Deferred tax assets                                                 3,242             517
                                                                    ________        ________
            Total current assets                                      96,407          72,972

Property, plant and equipment, net                                    35,138          37,520
Other assets, net                                                      1,532           1,480
                                                                    ________        ________
                                                                    $133,077        $111,972
                                                                    ========        ========

LIABILITIES

Current liabilities:
   Current portion of long-term debt                                $    616        $     13
   Book overdraft                                                      2,014               -
   Accounts payable                                                   16,973          16,860
   Accrued payroll and employee benefits                               6,659           2,944
   Provision for losses on long-term agreements                        2,781               -
   Other accrued expenses                                              3,595           4,073
                                                                    ________        ________
            Total current liabilities                                 32,638          23,890

Long-term debt, less current portion                                  26,746          17,164
Deferred tax liabilities                                               3,149           1,098
Deferred compensation payable                                            678             881
Accrued postretirement benefit                                         1,563           1,457
Provision for losses on long-term agreements, less
     current portion                                                   1,636               -
Minority interest                                                        780             200
                                                                    ________        ________
            Total liabilities                                         67,190          44,690
                                                                    ________        ________

Commitments and contingencies (Note 11)

SHAREHOLDERS' EQUITY

Common stock, $1.00 par value; shares authorized, 25,000;
     shares issued, 1995 - 11,018; 1994 - 10,893                      11,018          10,893
Additional paid-in capital                                            38,340          37,445
Retained earnings                                                     16,545          18,960
Cumulative foreign currency translation adjustment                       (16)            (16)
                                                                    ________        ________
                                                                      65,887          67,282
                                                                    ________        ________
                                                                    $133,077        $111,972
                                                                    ========        ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands)
for the years ended December 31, 1993, 1994 and 1995

                                                                                    Foreign
                                                         Additional                 Currency        Note
                                     Common Stock        Paid-in      Retained      Translation     Receivable
                                   _________________
                                   Shares     Amount     Capital      Earnings      Adjustment      ESOP          Total
                                   ______     ______     __________   ________      ___________     __________    _____

Balances, December 31, 1992        10,827   $ 10,827      $ 37,149    $ 25,081              -         $ (4,655)   $ 68,402
Repayment of loan by ESOP               -          -             -           -              -           2,429       2,429
Issuance of common stock
 in payment of:
   Employee benefits                    8          8            59           -              -               -          67
   Restructuring cost                  53         53           212           -              -               -         265
Net loss                                0          0             0      (4,098)             -               -      (4,098)
                                   ______   ________      ________    ________       ________        ________    ________
Balances, December 31, 1993        10,888     10,888        37,420      20,983              -          (2,226)     67,065
Repayment of loan by ESOP               -          -             -           -              -           2,226       2,226
Issuance of common stock
 in payment of employee benefits        5          5            25           -              -               -          30
Cumulative currency
 translation adjustment                 -          -             -           -       $    (16)              -         (16)
Net loss                                -          -             -      (2,023)             -               -      (2,023)
                                   ______   ________      ________    ________       ________        ________    ________

Balances, December 31, 1994        10,893     10,893        37,445      18,960            (16)              -      67,282
                                   ______   ________      ________    ________       ________        ________    ________
Issuance of common stock
 in payment of employee benefits      125        125           895           -              -               -       1,020

Net loss                                -          -             -      (2,415)             -               -      (2,415)

                                   ______    _______      ________    ________       ________        ________    ________

Balances, December 31, 1995        11,018    $ 11,018     $ 38,340    $ 16,545       $    (16)       $      -    $ 65,887
                                   ======    ========     ========    ========       ========        ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)
for the years ended December 31, 1995, 1994 and 1993

                                                                                             1995            1994          1993
                                                                                    ____            ____          ____

Cash flows from operating activities:
   Net loss                                                                       $ (2,415)       $ (2,023)     $ (4,098)
   Adjustments to reconcile net loss to net cash provided
        by (used in) operating activities:
      Depreciation and amortization                                                  4,632           4,014         3,937
      Loss on disposition of assets                                                      -               -         1,000
      Deferred income tax benefit                                                     (674)         (1,434)         (403)
      Employee benefits paid or payable in common stock                              2,666             125             -
      Provision for losses on long-term agreements                                   4,417               -             -
      Minority interests' share of income                                              480              29             -
      Changes in current assets and liabilities, net of effects
           from acquisition of a business:
         Accounts receivable                                                        (5,450)         (4,158)       (3,141)
         Inventories                                                               (16,987)        (12,209)         (930)
         Other current assets                                                          663           1,107         1,174
         Accounts payable                                                              113           7,198         1,161
         Accrued payroll and employee benefits                                       2,153           1,577           211
         Other accrued expenses                                                       (478)            920         1,204
      Other                                                                            (89)            395           726
                                                                                  ________        ________      ________
Net cash provided by (used in) operating activities                                (10,969)         (4,459)          841
                                                                                  ________        ________      ________

Cash flows from investing activities:
   Acquisition of a business, net of cash acquired                                       -          (8,223)            -
   Additions to property, plant and equipment                                       (1,914)         (1,929)       (1,244)
   Short-term investments - purchased                                                    -          (1,228)      (15,651)
   Short-term investments - redeemed                                                     -           8,811        14,856
   Other                                                                              (334)           (111)           65
                                                                                  ________        ________      ________
Net cash used in investing activities                                               (2,248)         (2,680)       (1,974)
                                                                                  ________        ________      ________
Cash flows from financing activities:
   Proceeds from revolving credit agreement                                        107,049          40,361             -
   Payments on revolving credit agreement                                          (97,800)        (27,865)            -
   Capitalized loan fees and acquisition costs                                         (54)         (1,260)            -
   Proceeds from long-term debt                                                        990               -             -
   Payments of long-term debt                                                          (54)         (4,754)       (3,350)
   Book overdraft                                                                    2,014               -             -
   Proceeds from note receivable - ESOP                                                  -           2,226         2,429
   Other                                                                                 -              46             -
                                                                                  ________        ________      ________
Net cash provided by (used in) financing activities                                 12,145           8,754          (921)
                                                                                  ________        ________      ________
Effect of exchange rates on cash and cash equivalents                                    8             (16)            -
                                                                                  ________        ________      ________
Net increase (decrease) in cash and cash equivalents                                (1,064)          1,599        (2,054)
Cash and cash equivalents, beginning of year                                         1,636              37         2,091
                                                                                  ________        ________      ________

Cash and cash equivalents, end of year                                            $    572        $  1,636      $     37
                                                                                  ========        ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF OPERATION - Oregon Metallurgical Corporation (Oremet) and Subsidiaries (the "Company") is a major producer and distributor of titanium sponge, ingot, mill products and castings, primarily for North American and western European aerospace, industrial and commercial customers. As of December 31, 1995, the Company is 35% owned by the Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP").

In September 1994, the Company completed the acquisition of the net operating assets and subsidiaries of Titanium Industries Distribution Group from Kamyr, Inc. The acquisition cost of approximately $13,502 was funded by $5,000 in cash, $4,002 of bank financing and $4,500 of seller financing. The acquired business is being operated under the name of Titanium Industries, Inc. (Titanium), an eighty percent (80%) owned subsidiary of Oremet.
The acquisition was accounted for as a purchase, with the results of Titanium included in the Company's financial statements from the acquisition date.

BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of Oremet, Titanium and another wholly-owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation. Operations of purchased businesses are included in the consolidated financial statements from the date of acquisition.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS - The Company classifies all cash on deposit with banks and all highly liquid debt investments purchased with a maturity of 90 days or less as cash and cash equivalents. The carrying amounts approximate fair value because of the short maturity of these instruments.

CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high-credit-quality financial institutions and limits the amount of credit exposure at any one financial institution. At times, temporary cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Management believes that risk of loss on the Company's trade receivables is significantly reduced by ongoing credit evaluations of customers' financial condition. Generally, the Company does not require collateral.

INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs generally include material, labor cost and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at historical cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting purposes and accelerated methods are used for income tax reporting purposes. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in the statement of operations. The Company capitalizes interest costs as part of the cost of constructing major facilities and equipment.
No interest costs were capitalized in 1995, 1994 or 1993.

EXCESS OF COST OVER NET ASSETS ACQUIRED - Excess cost over net assets acquired of $857 is included in other assets. The excess relates to the acquisition of Titanium and is being amortized on a straight-line basis over 15 years. Accumulated amortization was $70 and $13 in 1995 and 1994, respectively.

INCOME TAXES - The Company uses the liability method to record deferred tax assets and liabilities that are based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. These temporary differences result from the use of different accounting methods for financial statement and tax reporting purposes.

FORWARD FOREIGN EXCHANGE CONTRACTS - The Company may enter into forward foreign exchange contracts as a hedge against currency fluctuations relating to net foreign transactions and commitments denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged items.

FOREIGN CURRENCY TRANSLATION - The Company's foreign subsidiaries' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year end. Revenues and expenses are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative adjustment account in shareholders' equity, net of related deferred income taxes.

EARNINGS PER SHARE - Earnings (loss) per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during each year presented. Common stock equivalents consist of warrants and amounts due to be settled in shares pursuant to Oremet's excess benefit, stock compensation and defined contribution plans. Common stock equivalents are computed using the treasury stock method.

REVENUE RECOGNITION - Revenues from the sale of commercial products are recognized upon passage of title to the customer, which in most cases coincides with shipment. Revenues from long-term, fixed price agreements are recognized as the work is performed and shipped. Losses estimated to be sustained upon completion of agreements are charged to income in the period such estimates are determined.

ACCOUNTING STANDARDS PRONOUNCEMENTS - For the year ended December 31, 1995, the Company has adopted Statement of Financial Accounting Standards Board No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The Standard requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount on an asset may not be recoverable. The adoption of SFAS No. 121 had no effect on the Company's financial position or results of operations.

RECLASSIFICATIONS - Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the current year's presentation. The reclassifications do not affect previously reported net loss.

(in thousands)

2.   ADDITIONAL CASH FLOWS STATEMENT INFORMATION:

The Company's noncash investing and financing activities and cash payments for interest and income taxes for years ended December 31 are as follows:

                                                                         1995           1994           1993
                                                                             ____           ____           ____
        Cash paid (received) during the year for:
        Interest, net of amounts capitalized                               $  2,253       $    614       $    523
        Income taxes (refunds, net of payments)                                   9         (1,327)        (2,817)
     Noncash investing activities:
        Acquisition of business, net of cash acquired:
          Working capital, other than cash                                 $      -       $ (9,630)      $      -
          Property, plant and equipment                                           -         (3,278)             -
          Long-term debt assumed                                                  -            185              -
          Note payable issued to seller                                           -          4,500              -
                                                                           ________       ________       ________
                                                                           $      -       $ (8,223)      $      -
                                                                           ========       ========       ========

3.   INVENTORIES:

Inventories at December 31 consist of:
                                                                             1995           1994
                                                                             ____           ____

          Finished goods                                                   $ 18,141       $ 14,656
          Work-in-progress                                                   19,837         15,288
          Raw materials                                                      28,032         19,079
                                                                           ________       ________
               Total                                                       $ 66,010       $ 49,023
                                                                           ========       ========

4.   PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment at December 31 consist of:

                                                                              1995          1994
                                                                              ____          ----

          Land                                                             $  1,189       $  1,189
          Buildings and improvements                                         11,455         11,087
          Machinery and equipment                                            42,248         39,940
          Integrated sponge facility                                         45,641         45,309
          Construction in progress                                              846          1,976
                                                                           --------       --------
                                                                            101,379         99,501
          Less accumulated depreciation                                      66,241         61,981
                                                                           --------       --------
                                                                           $ 35,138       $ 37,520
                                                                           ========       ========

     Included in machinery and equipment at December 31, 1995 are leased capital assets of $969, net of accumulated amortization of $21.

5.   OTHER ACCRUED EXPENSES:

Other accrued expenses at December 31 consist of:
                                                                             1995           1994
                                                                             ____           ----

          Accrual for estimated environmental matters                      $    909       $  1,150
          Sales returns and allowances                                          607          1,050
          Income taxes payable                                                  478            755
          Other                                                               1,601          1,118
                                                                           ________       ________
                                                                           $  3,595       $  4,073
                                                                           ========       ========

6.   PROVISION FOR LOSSES ON LONG-TERM AGREEMENTS:

The Company has historically entered into long-term agreements ("LTAs") with certain customers, primarily in the aerospace industry. The LTAs, which typically cover a two or three-year period, obligate the Company to sell product at a fixed price for that duration. As a result of current projected costs of raw materials and processing being higher than those anticipated when the LTAs were executed, the Company recorded during 1995 a provision for losses on long-term agreements of $5,717 of which $4,417 remains outstanding at December 31, 1995. This provision represents management's current estimate of the amount by which the future costs of products supplied under these LTAs will exceed the revenues generated. This provision includes expected unfavorable yield losses and processing costs together with substantial increases in anticipated raw material costs.

(in thousands)

7.   INCOME TAXES:

The income tax benefit consists of the following:
                                                                             1995           1994           1993
                                                                             ____           ____           ____

        Current provision (benefit):
             Federal                                                       $   (372)      $     422      $ (1,583)
             State                                                              155              80            18
             Foreign                                                            466               -             -
          Deferred provision (credit)                                          (674)         (1,217)         (232)
                                                                           ________       _________      ________
               Total benefit                                               $   (425)      $    (715)     $ (1,797)
                                                                           ========       =========      ========

The difference between the Company's income tax benefit and federal tax at statutory rates is as follows:

                                                                              1995           1994           1993
                                                                              ____           ____           ____

        Federal benefit at statutory rates                                 $   (966)      $   (931)      $ (2,004)
        State tax benefit                                                      (193)          (179)          (389)
        Valuation allowance                                                   1,138            216            597
        Alternative minimum tax limitation                                       21              -            212
        Adjustment of prior-year tax accrual                                   (264)             -              -
        Other                                                                  (161)           179           (213)
                                                                           ========       ========       ========
                                                                           ________       ________       ________
               Total                                                       $   (425)      $   (715)      $ (1,797)
                                                                           ========       ========       ========
                                                                           ========                      ========

At December 31, 1995, the Company has net operating loss carryforwards for state income tax purposes of $2,300, $6,900, $8,600 and $12,200 from 1994, 1993, 1992 and 1991 operations, respectively. The Company has net operating loss carryforwards for federal income tax purposes of $2,800 from 1994 and $800 from 1993. If unused, the loss carryforwards expire fifteen (15) years after the year in which they arose.

     The components of the deferred taxes are as follows:
                                                                              1995          1994
                                                                              ____          ____
        Assets:
          Tax loss and credit carryforwards                                $  4,089       $  3,881
          Pension, retirement and other employment
             related items                                                    1,715          1,722
          Allowance for doubtful accounts                                       455            346
          Safe harbor lease                                                     215            296
          Environmental accrual                                                 350            467
          Capitalized inventory costs                                           281            619
          Provision for losses on long-term agreements                        1,627              -
          Other                                                                 871            345
          Less valuation allowance                                           (2,948)        (1,810)
                                                                           ________       ________

                                                                              6,655          5,866
     Liabilities:
          Accumulated depreciation and amortization                           6,562          6,421
          Other                                                                   -             26
                                                                           ________       ________
                                                                              6,562          6,447
                                                                           ________       ________
               Net deferred tax asset (liability)                          $     93       $   (581)
                                                                           ========       ========
     Balance sheet classification:
          Current assets                                                   $  3,242       $    517
          Long-term liability                                                (3,149)        (1,098)
                                                                           ________       ________
               Net deferred tax asset (liability)                          $     93       $   (581)
                                                                           ========       ========

The Company has recorded a valuation allowance with respect to the future tax benefits reflected in deferred income taxes as a result of the uncertainty of their future realization. Realization is dependent on generating sufficient taxable income prior to expiration of loss carryforwards and the reversal of certain temporary differences. The amount of the deferred tax assets considered realizable, however, could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

(in thousands)


8.   LONG-TERM DEBT:

Long-term debt as of December 31 is as follows:

                                                                             1995           1994
                                                                             ____           ____

          U.S. revolving credit agreement                                  $ 21,228       $ 12,496
          U.K. based credit facility                                            517              -
          Subordinated loan with Kamyr, Inc.                                  4,500          4,500
          Obligations under capital leases and other                          1,117            181
                                                                           ________       ________
                                                                             27,362         17,177
          Less current maturities                                               616             13
                                                                           ________       ________
                                                                           $ 26,746       $ 17,164
                                                                           ========       ========

U.S. REVOLVING CREDIT AGREEMENT - The Company may borrow up to $25,000 under the terms of a revolving credit agreement with a U.S. bank at an interest rate of prime (8.5% at December 31, 1995) plus 1.5%, or LIBOR (6.43% at December 31, 1995) plus 2.5%. The Company has exercised the LIBOR option. Borrowings under the agreement are collateralized by accounts receivable, inventories and other intangible assets, including the Company's stock in Titanium. The Company must pay a nonuse fee of .5% annually on the unused portion of the commitment. The credit agreement matures in September 1997 and can be renewed for one-year periods with the consent of both parties. The credit agreement contains restrictive covenants with regard to various financial ratios and imposes limitations on capital expenditures and dividends. Annual cash dividends are limited to the lesser of fifty percent (50%) of net income or $1.8 million.

As of December 31, 1995, the Company was not in compliance with covenants principally relating to interest coverage and minimum net worth requirements. On March 1, 1996, the Company obtained a written waiver from the lender on these matters. The Company believes that it will be in compliance with its financial covenants in the future.

U.K. BASED CREDIT FACILITY - On January 19, 1996, Titanium International, Ltd. ("T.I.L."), a wholly-owned subsidiary of Titanium, amended its credit facility with Midland Bank plc. The facility provides for a credit facility of approximately $2,300, a foreign exchange facility for $900 and other guarantees of approximately $450. Aggregate borrowings which include Parent loans cannot exceed shareholders' equity less intangible assets. The credit facility is collateralized by the assets of T.I.L. only. Interest is to be charged at the rate of 1.5% over Midland Bank's base rate on amounts borrowed up to $1,500 and 2% over Midland Bank's base rate on amounts borrowed in excess of $1,500. The credit facility has financial covenants pertaining to net worth and prepayment of loan to Parent. The Bank has the option of terminating the availability of credit at its discretion and the facility is subject to review on December 31, 1996.

SUBORDINATE LOAN WITH KAMYR, INC. - On September 19, 1994, as part of the Company's acquisition of Titanium Industries, Inc. (Titanium), Titanium entered into a subordinated debt agreement with the seller, Kamyr, Inc., for $4,500, interest at 8%, payable quarterly. The initial principal payment of $300 is due March 1997, with additional quarterly installments of $350 through March 2000. The subordinated debt agreement includes covenants relative to shareholders' equity, the maximum amount of senior debt, relative financial ratios and restrictions on dividends, new borrowings and guarantees and liens. The loan is collateralized by a second lien on the accounts receivable, inventories, and general intangibles of Titanium.

OTHER NOTES PAYABLE - Other notes payable principally consist of capital lease obligations (see Note 11) and are payable in monthly installments of $15, including interest. A balloon payment of $264 is due in July 2002. The loans bear interest at rates between 6.9% and 8.5%. The loans are collateralized by certain machinery and equipment.

Aggregate contractual maturities of long-term debt approximate the following at December 31, 1995:

                                             1996      $    616
                                             1997        22,683
                                             1998         1,512
                                             1999         1,518
                                             2000           491
                                       Thereafter           542
                                                       ________
                                                       $ 27,362
                                                       ========


9.   STOCK PURCHASE WARRANTS:

Warrants to purchase 200 thousand shares of the Company's common stock are outstanding. The warrants are exercisable at $6.375 per share, and expire in September 2004. The warrants were issued in connection with the Company's acquisition of Titanium. The warrant holder is the president of Titanium, who is also an officer and director of the Company.

(in thousands)


10.   EMPLOYEE BENEFIT PLANS:
PENSION PLANS - Oremet's hourly employees are covered by a union pension plan. Pension expense is based on a fixed rate per hour established under a negotiated union contract.

Oremet maintains a defined benefit pension plan covering its salaried employees who have completed at least one year of service and have reached age 21. The benefits under this plan are based on years of service and an employee's final average earnings. The plan's assets consist of interest-bearing obligations and equities. Pension costs for Oremet's hourly and salaried plans were $1,581 in 1995, $1,287 in 1994 and $1,274 in 1993. The following table sets forth the amounts recognized in the Company's financial statements for the salaried plan's pension expense and the salaried plan's funded status at December 31:

                                                                              1995          1994           1993
                                                                              ____          ____           ____

     Pension costs for the year:
          Service cost                                                     $    474       $    522       $    565
          Interest cost                                                         981            859            779
          Actual return on plan asset                                        (2,252)          (250)          (717)
          Net amortization of deferral                                        1,571           (397)           119
                                                                           ________       ________       ________
               Net pension cost                                            $    774       $    734       $    746
                                                                           ========       ========       ========

     Plan assets at fair value                                             $ 12,246       $  9,863       $ 10,122
                                                                           ________       ________       ________
     Projected benefits based on employment service
          to date and present pay levels:
        Vested                                                               10,036          7,976          9,542
        Nonvested                                                               528            300            335
                                                                           ________       ________       ________
     Accumulated benefit obligation                                          10,564          8,276          9,877
     Additional amounts related to projected
          compensation increases                                              4,443          2,500          2,224
                                                                           ________       ________       ________
     Projected benefit obligation                                            15,007         10,776         12,101
                                                                           ________       ________       ________
          Plan assets less projected benefit obligation                      (2,761)          (913)        (1,979)

     Unrecognized net obligation                                                237            276            315
     Unrecognized prior service cost                                            255            182            205
     Unrecognized net loss                                                    1,874             76          1,614
                                                                           ________       ________       ________
               Prepaid pension cost (pension liability)                    $   (395)      $   (379)      $    155
                                                                           ========       ========       ========


Assumptions utilized to measure net pension cost and the projected benefit obligations are as follows:

                                                                             1995           1994           1993
                                                                             ____           ____           ____

     Weighted average discount rate                                          7.25%          8.50%          6.75%
     Rate of compensation increase                                           4.50           4.50           4.50
     Long-term rate of return on plan assets                                 8.00           8.00           8.00

(in thousands)


10. EMPLOYEE BENEFIT PLANS, continued
Primarily, as a result of the change in the weighted average discount rate to 7.25% in 1995 from 8.50% in 1994, the Projected Benefit Obligation (PBO) as of December 31, 1995 increased $4,231 to $15,007, compared to the 1994 PBO of $10,826. Similarly, the decrease in the weighted average discount rate increased the unrecognized net loss by $1,798 to $1,874, compared to the December 31, 1994 unrecognized net loss of $76. The increase in the unrecognized net loss was partially offset by the returns on plan assets which were more than the assumed 8.0%.

The decrease in the December 31, 1994 PBO and unrecognized net loss compared to 1993 was the result of the increase in the weighted average discount rate to 8.5% in 1994 from 6.75% in 1993.

During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The termination resulted in a partial curtailment of the salaried pension plan and increased the restructuring cost by $151.

POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS - The Company accrues the cost of postretirement benefits other than pensions during the period of employment of the salaried employees. The following table sets forth the plan's status, reconciled with the amount shown in the Company's balance sheets, as of December 31:

                                                                             1995           1994           1993
                                                                             ____           ____           ____

     Accumulated postretirement benefit obligation:
          Retirees                                                         $    611       $    638       $    701
          Fully eligible plan participants                                      121            140             90
          Other active plan participants                                      1,190            770            949
                                                                           ________       ________       ________
                                                                              1,922          1,548          1,740
     Less unrecognized loss                                                     359             91            404
                                                                           ________       ________       ________
     Accrued postretirement benefit liability                              $  1,563       $  1,457       $  1,336
                                                                           ========       ========       ========


The components of net periodic postretirement benefit costs are as follows:

                                                                             1995           1994           1993
                                                                             ____           ____           ____

     Service cost, benefits attributed to employee
          service during the year                                          $     89       $     96       $     97
     Interest cost on accumulated postretirement
          benefit obligation                                                    119            118            123
     Net amortization and deferral                                                -             15             15
                                                                           ________       ________       ________
               Net periodic postretirement benefit cost                    $    208       $    229       $    235
                                                                           ========       ========       ========

For measurement purposes, a 9% annual increase in the per capita cost of postretirement medical benefits was assumed for 1995; the rate is assumed to decrease gradually to 6% for 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $250, and the aggregate of the service and interest cost components of net periodic postretirement cost for the year then ended by $36.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.25%, 8.5% and 7.0% for
1995,  1994 and 1993,  respectively.    The unrecognized loss was
$359 at December 31, 1995, compared to $91 at December 31, 1994, an increase of $268. The increase in the unrecognized loss was substantially attributable to the decrease in the discount rate.

During 1993, the Company restructured its workforce, resulting in the termination of a significant number of employees. The terminations resulted in a partial curtailment of the postretirement benefit plan and decreased the unrecognized loss component of the postretirement benefit liability by $210.

(in thousands)


10.   EMPLOYEE BENEFIT PLANS, Continued:
DEFINED CONTRIBUTION PLANS - Oremet sponsors a domestic 401(k) retirement savings plan for the benefit of both its union and salaried employees. Under the provisions of the plan, Oremet will contribute one share of stock for each day worked, or approximately 260 shares a year for a full-time employee. Oremet will also contribute a matching contribution based on the profitability of the Company. The matching contribution is limited to 3% of the participant's compensation. Oremet's costs under the plan totaled $1,041 in 1995. No shares of the Company's common stock were issued under the plan in 1995. As of December 31, 1995, approximately 110 thousand shares are issuable pursuant to the Oremet savings plan.

Titanium sponsors a domestic 401(k) retirement savings plan. Under the provisions of the plan, participants may contribute a percentage of their compensation not to exceed 12%. Titanium matches the participants' contributions up to 3%. Participants are fully vested with regard to Titanium's contributions and earnings thereon after one (1) year of service. Titanium's contributions to the plan were approximately $64 in 1995 and $21 in 1994.

Titanium International, LTD. (T.I.L.) sponsors a defined contribution pension plan for all employees over the age of 25 with one (1) year of service. Under the plan, participants may contribute between 17.5% to 40% of base pay depending upon their age. Participants are fully vested and T.I.L. matches between 2% and 14% of the employee's base pay, depending upon employee age and as long as the employee's contributions are at least 2%. T.I.L.'s contributions for 1995 and 1994 were approximately $51 and $19, respectively.

THE ESOP - In 1987, the Company established The Oregon Metallurgical Corporation Employee Stock Ownership Plan (ESOP), an employee stock ownership plan covering substantially all employees of Oremet. The ESOP borrowed $17 million from the Company to purchase approximately 6.3 million shares of Oremet common stock. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of shareholders' equity. Both the loan obligation and the unearned benefit expense have been reduced by loan repayments made by the ESOP. In December 1994, the note receivable from the ESOP was fully repaid. As of December 31, 1995, the ESOP owned approximately 3.9 million shares or 35% of the outstanding common stock of the Company. All of the Company's common stock held in the ESOP has been allocated to Oremet employees. The Company made no contribution to the ESOP in 1995. The ESOP contribution expense totaled $2,382 and $2,755 in 1994 and 1993, respectively.

EXCESS BENEFIT PLAN (EBP) - Oremet maintains an unfunded EBP for participants whose allocations of common stock of the Company to the ESOP are reduced as a result of limitations imposed under federal income tax law. A portion of a participant's excess benefit shares is distributable after two years, but a participant may defer distributions. Distributions are required upon request following a participant's termination of employment. Oremet has the option to distribute shares in lieu of cash, but not in excess of 1% of the outstanding shares of common stock of the Company as of the prior year end. The cash value of dividends that would have been paid to the participant had the participant's allocation of shares to the ESOP not been reduced will be paid to the participant in conjunction with the payment of dividends on the Company's common stock. The liability under this plan is recorded as deferred compensation payable in the accompanying balance sheets. The Company made no contributions to the EBP in 1995. EBP costs were $332 and $259 in 1994 and 1993, respectively. As of December 31, 1995, the Company had recorded a liability to the EBP for 115 thousand shares of stock.

STOCK COMPENSATION PLANS - Beginning in 1995, Oremet implemented stock compensation plans for the benefit of both its union and salaried employees. The employee earns one share of the Company's common stock for every one hundred dollars earned in salaries and wages. Stock Compensation Plan costs were $1,750 in 1995. During 1995, approximately 107 thousand shares were issued, and as of December 31, 1995 another 62 thousand are issuable under the union and salaried stock compensation plans.

STOCK APPRECIATION RIGHTS (SARs) - In December of 1995, the Company established an incentive SARs plan. At the discretion of the Board of Directors, SARs may be granted to officers and other key employees. Upon exercise of a SAR, the holder is entitled to receive cash equal to the amount by which the market value of the Company's common stock on the exercise date exceeds the market value of the stock on the date of grant. The SARs become fully exercisable over a four-year vesting period measured from the date of grant; no SARs are vested as of December 31, 1995. The Board of Directors granted 166.5 thousand SARs, with a market value of $10.25 per share, on December 14, 1995. The SARs plan will expire in 2001 unless extended by the Board of Directors.

11.   COMMITMENTS AND CONTINGENCIES:
OPERATING LEASES - Minimum annual rental commitments at December
31, 1995, under noncancelable capital leases and operating leases, principally for railroad tank cars, sales and service center facilities, and various pieces of equipment, are payable as follows:

                                             Capital       Operating
                                             Leases         Leases
                                             _______       _________

      1996                                   $    148       $   802
      1997                                        148           617
      1998                                        148           403
      1999                                        148           368
      2000                                        148           235
Thereafter                                        499           203
                                             ________      ________
          Total minimum lease payments          1,239       $ 2,628
                                                           ========
      Less amounts representing interest          289
                                             ________
          Present value of net minimum
               payments                           950
                                             ________
      Current portion                              85
      Long-term capitalized lease
          obligations
          (included in long-term debt)       $    865
                                             ========

Total rental costs were $951, $533 and $421 in 1995, 1994 and 1993, respectively.

(in thousands)


11. COMMITMENTS AND CONTINGENCIES, continued
OTHER - Oremet has agreed to acquire the remaining 20% interest in Titanium in annual increments of at least 15% of the remaining interest no earlier than 1999 and no later than 2004.

ENVIRONMENTAL MATTERS - The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect changes in these laws may have on the Company.

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

The Company has entered into a consent order with the Oregon Department of Environmental Quality pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site (Albany, Oregon).
The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary. An estimate of the cost cannot be made at this time. A neighboring property owner also is investigating groundwater contamination at their property that has migrated to Oremet's property and for which Oremet may have legal claims to recover a portion of its investigation costs.

In February 1995, the Oregon Department of Environmental Quality modified Oremet's waste water discharge permit. The new permit imposes more stringent discharge limits according to a specified schedule. Oremet has identified several feasible alternatives for meeting the new limits, the most expensive of which would require
capital expenditures of approximately $700.   Oremet is working
with the Department to explore less expensive alternatives.

In connection with the preparation of its application for a new federal operating permit under Title V of the 1990 Clean Air Act Amendment, the Company discovered that some of its air emissions are greater than previously recognized. The Company has voluntarily reported these facts to the Oregon Department of Environmental Quality. To resolve these issues, the Company has agreed to undertake an evaluation of its emissions that could result in requirements to install additional pollution control equipment. At this point, the Company is unable to determine whether additional controls will be required, but the Company does not believe the cost of such additional controls would have a material effect on its capital expenditures, earnings or competitive position.

In 1991 and in 1993, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency (EPA) performed site inspections, including soil and water sampling, at Titanium's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania area. While the EPA's investigation is ongoing, management has not been informed of any pending or potentially required actions which may arise from this investigation.

In conjunction with the sale of Titanium, Kamyr, Inc. (the seller) has agreed to undertake specified clean-up activities. In addition, Kamyr, Inc. has agreed to a substantial indemnification of the Company in the event damages arise which result from conditions which were not in compliance with environmental laws and regulations as they existed at the time Oremet purchased Titanium.

Although no claims have been filed against the Company, it has completed engineering studies with regards to the above-mentioned items and less significant matters. As a result of these studies, which are ongoing, the Company made provisions for environmental expenses of $0, $240 and $970 in 1995, 1994 and 1993, respectively. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. Management cannot reasonably predict when these environment issues will be resolved at the present time.

(in thousands)


12.   MAJOR CUSTOMERS AND BUSINESS SEGMENTS:
The Company has a contract to supply titanium sponge and certain other titanium products through 2003 to RMI Titanium Company (RMI). Sales to RMI, as a percentage of net sales, were 5% for 1995, 13% for 1994 and 30% for 1993.

The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. For years ended December 31, 1995, 1994 and 1993, export sales approximated $30,000, $10,000 and $7,000, respectively, principally to customers in western Europe and Japan.

Export sales include the sales of Titanium International, Ltd., a wholly-owned subsidiary of Titanium, located in the United Kingdom.


13.   MAJOR SUPPLIERS/SIGNIFICANT OPERATING RISKS:
DEPENDENCE ON SUPPLIER - The Company currently purchases all of its titanium tetrachloride (TICL4) under a long-term supply contract from a single domestic supplier. TICL4 is the primary ingredient in the manufacture of titanium sponge. Although there are a limited number of TICL4 producers, management believes that other suppliers could provide similar material on comparable terms. However, a sudden loss of TICL4 supply could have a near-term adverse impact on the Company's business, financial condition and results of operations.

FLUCTUATIONS IN TITANIUM SCRAP AND SPONGE PRICES - The Company is a major recycler of titanium scrap. Where possible, the Company utilizes titanium scrap as a cost effective alternative to titanium sponge; both materials are used as primary ingredients in the manufacture of ingot. Much of the titanium scrap which is purchased by the Company originates from within the Former Soviet Union (FSU). Additionally, the Company purchases low priced titanium sponge, also produced in the FSU. Management believes that there are other sources which can provide these materials. Historically, the Company has sought to recover increases in titanium scrap and sponge prices through price increases of its products. There can be no assurance that titanium scrap and sponge prices will not increase or that the Company will be successful in implementing related price increases on its products. Any increases in titanium scrap and sponge prices which are not offset by increases in the Company's sales prices could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT - The Company's manufacturing processes are dependent on the reliable operation of its machinery and equipment. The adverse consequences of an unexpected breakdown of certain pieces of the Company's machinery and equipment could be reasonably mitigated by the use of outside converters. However, the Company has certain critical pieces of machinery and equipment which may require significant lead times to complete necessary repairs and the functions which are performed may not be easily replaced by an outside converter. Such an event could have a material adverse impact on the Company's business, financial condition and results of operations.


14.   RESTRUCTURING COST:
In 1993, the Company recorded a provision for restructuring of $2,027 which includes nonrecurring costs of severance pay and benefits of $1,027, incurred and substantially all paid in the third and fourth quarters of 1993, and a write-down, in the fourth quarter of 1993, of construction in progress of $1,000 related to a curtailed expansion of the Titanium Sponge Reduction Plant and the related Magnesium Recovery Facility. The downsizing and restructuring were done to reduce fixed costs and to write-off the nonrecoverable portion of funds spent to increase sponge production capacity. Due to the reduced demand for sponge and the availability of low priced sponge from the Former Soviet Union, the expansion was no longer needed.


15.   FINANCIAL INSTRUMENTS:
FOREIGN CURRENCY CONTRACTS - The Company enters into forward foreign exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed exposures. The Company does not enter into foreign currency contracts for trading or speculative purposes. This hedging minimizes the impact of foreign exchange rate movements on the Company's operating results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts generally offset losses and gains on the assets and liabilities being hedged.

At December 31, 1995 and 1994, the Company had notional principal amounts of approximately $490 and $1,813, respectively, in contracts to buy U.S. dollars within the future, with maturities of less than six months. Net foreign currency transaction gains occurring for 1995 and 1994 were approximately $121 and $48, respectively, which have been included in cost of goods sold.

OTHER FINANCIAL INSTRUMENTS - At December 31, 1995 and 1994, the carrying value of financial instruments classified as current assets or liabilities approximated their fair values, based on the short-term maturities of these instruments. Fair value is determined based on future cash flows, discounted at market interest rates, and other appropriate valuation methodologies. At December 31, 1995 and 1994, the fair value of long-term debt with fixed interest terms approximated carrying value. Both periods include long-term borrowing with variable interest terms, for which the carrying value approximated market. The fair value of debt is determined by obtaining quotes from financial institutions.

Exposure to market risk on foreign currency contracts results from fluctuations in currency rates during the periods the contracts are outstanding. The counterparties to foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

(in thousands)


16.   QUARTERLY INFORMATION (Unaudited)
The following table sets forth unaudited selected quarterly financial data for the years ended December 31, 1995 and 1994. Although the Company's business is not seasonal, growth rates of sales have varied from quarter to quarter as a result of the purchase of Titanium Industries, Inc. in September of 1994, the timing of new product introductions and short-term industry, and general U.S. and international economic conditions (in thousands, except per share amounts).

                                                        Net
                                                       Income
                                                       (Loss)
                                   Gross      Net       Per
                                   Profit    Income    Share
                         Sales     (Loss)    (Loss)     (3)
                         _____     ______    ______    ______

1995 Quarter:
   1st                 $ 30,838   $  5,332  $    535   $ 0.05
   2nd (1)               35,125      5,291       453     0.04
   3rd                   41,236      4,090      (439)   (0.04)
   4th (1)(2)            39,654      1,138    (2,964)   (0.26)
                       ________   ________  ________
                       $146,853   $ 15,851  $ (2,415)  $(0.22)

1994 Quarter:
   1st                 $ 13,294   $     89  $ (1,085)  $(0.10)
   2nd                   14,503        660      (601)   (0.06)
   3rd                   16,980      1,697      (400)   (0.03)
   4th                   26,389      4,193        63                                   0.01
                       ________   ________  ________   ______
                       $ 71,166   $  6,639  $ (2,023)  $(0.18)

<F1>    During the second quarter of 1995, the Company reported a
        pre-tax charge to income of $1,300 to reflect the impact of projected conversion costs on long-term agreements which were in excess of selling price. During the fourth quarter of 1995, the Company reported a pre-tax charge to income of $4,417 to reflect the impact of increased raw material costs on long-term agreements.

<F2>    The Company concluded the first nine months of 1995 with an effective tax provision rate of 37.9% on income before income taxes and minority interest of $1,434. For the fourth quarter of 1995, the Company's effective tax benefit rate was 25.5% on a net loss before income taxes and minority interest of $3,794. The Company's 1995 effective tax benefit rate was 18.0%. The above change in the Company's effective tax rate reflects the establishment of a valuation allowance on a substantial portion of the deferred tax assets which were generated by the Company's loss incurred during the fourth quarter of 1995.

<F3>    Earnings per share are computed independently for each of the quarters presented. The sum of the quarterly earnings per share in 1995 do not equal the total computed for the year due to stock issued under employee benefit plans (see Note 10).
