Form 10-K, Exhibit 13
period 1996-12-31
OREGON METALLURGICAL CORP
filed 1997-03-24
CIK 74856

Exhibit 13.1

          Exhibit 13.1 contains the following portions of the 1996 Annual Report to Shareholders:

          1.   FINANCIAL STATEMENTS:

               Report of Independent Accountants.

               Consolidated Statements of Operations - For The Years Ended December 31, 1996, 1995, and 1994.

               Consolidated Balance Sheets - December 31, 1996 and 1995.

               Consolidated Statements of Shareholders' Equity - For The Years Ended December 31, 1996, 1995, and 1994.

               Consolidated Statements of Cash Flows - For The Years Ended December 31, 1996, 1995, and 1994.

               Notes to Consolidated Financial Statements.

          2.   Five-Year Summary of Selected Financial Data

          3. Management's Discussion and Analysis of Financial Condition and Results of Operations

          4.   Quarterly Stock Data

                   [Letterhead of Coopers & Lybrand L.L.P.]


REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF OREGON METALLURGICAL
   CORPORATION AND SUBSIDIARIES:



We have audited the accompanying consolidated balance sheets of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oregon Metallurgical Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          /s/ Coopers & Lybrand L.L.P.
                                          COOPERS & LYBRAND L.L.P.


Eugene, Oregon
February 4, 1997

[Page 17 of the 1996 Annual Report]

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)
for the years ended December 31, 1996, 1995 and 1994







                                                                  1996              1995             1994
                                                                  ----              ----             ----

Net sales                                                       $236,917         $146,853          $ 71,166
Cost of sales                                                    179,187          131,002            64,527
                                                                --------         --------          --------
            Gross profit                                          57,730           15,851             6,639

Research, technical and product development expenses               1,968            1,595             1,376
Selling, general and administrative expenses                      20,682           14,512             7,517
Provision for estimated environmental costs                           --               --               240
                                                                --------         --------          --------
            Income (loss) from operations                         35,080             (256)           (2,494)

Interest income                                                    1,642                                391
Interest expense                                                  (2,031)          (2,104)             (606)
Minority interests                                                (1,005)            (480)              (29)
                                                                --------         --------          --------
            Income (loss) before income taxes                     33,686           (2,840)           (2,738)

Income tax (expense) benefit                                     (11,428)             425               715
                                                                --------         --------          --------
               Net income (loss)                                $ 22,258         $ (2,415)         $ (2,023)
                                                                ========         ========          ========



Net income (loss) per share                                        $1.69          $(0.22)           $(0.18)
                                                                   =====          =======           =======

Weighted average common shares and equivalents
     outstanding                                                  13,167           11,219            11,001
                                                                  ======           ======            ======


The accompanying notes are an integral part of these consolidated financial statements.


[Page 18 of the 1996 Annual Report to Shareholders]

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
as of December 31, 1996 and 1995


                                                                                    1996             1995
                                                                                    ----             ----
ASSETS

Current assets:
   Cash and cash equivalents                                                     $  1,460          $    572
   Short-term investments available-for-sale                                       67,712                --
   Accounts receivable, less allowance for doubtful accounts
        of $494 and $1,257                                                         37,300            25,894
   Inventories                                                                    119,553            66,010
   Prepayments and other current assets                                               406               689
   Deferred tax assets                                                              4,701             3,242
                                                                                 --------           -------
            Total current assets                                                  231,132            96,407

Property, plant and equipment, net                                                 34,890            35,138
Other assets, net                                                                   1,382             1,532
                                                                                 --------          --------
            Total assets                                                         $267,404          $133,077
                                                                                 ========          ========

LIABILITIES

Current liabilities:
   Current portion of long-term debt                                             $  3,785          $    616
   Book overdraft                                                                   4,359             2,014
   Accounts payable                                                                19,915            16,973
   Accrued payroll and employee benefits                                           10,418             6,659
   Accrued loss on long-term agreements                                             2,710             2,781
   Other liabilities                                                                9,231             3,595
                                                                                 --------          --------
            Total current liabilities                                              50,418            32,638

Long-term debt, less current portion                                                4,212            26,746
Deferred tax liabilities                                                            5,078             3,149
Deferred compensation payable                                                         232               678
Accrued postretirement benefit                                                      1,621             1,563
Accrued loss on long-term agreements, less
     current portion                                                                   --             1,636
Minority interests                                                                  1,990               780
                                                                                 --------          --------
            Total liabilities                                                      63,551            67,190
                                                                                 --------          --------
Commitments and contingencies (Note 13)

SHAREHOLDERS' EQUITY

Common stock, $1.00 par value; 25,000 shares authorized;
     16,127 and 11,018 shares issued and outstanding                               16,127            11,018
Additional paid-in capital                                                        148,520            38,340
Retained earnings                                                                  38,803            16,545
Cumulative foreign currency translation adjustment                                    403               (16)
                                                                                 --------          --------
            Total shareholders' equity                                            203,853            65,887
                                                                                 --------          --------
            Total liabilities and shareholders' equity                           $267,404          $133,077
                                                                                 ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

[Page 19 of the Annual Report to Shareholders]

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (in thousands) for the years ended December 31, 1996, 1995 and 1994



                                                                       Cumulative
                                                                         Foreign
                           Common Stock    Additional                   Currency        Note
                          --------------     Paid-in      Retained     Translation   Receivable
                          Shares  Amount     Capital      Earnings     Adjustment       ESOP       Total
                          ------  ------   ----------     --------     -----------   ----------    -----

Balances, December 31,
  1993                   10,888  $10,888   $ 37,420     $ 20,983         $  --      $ (2,226)    $ 67,065
Repayment of loan by
  ESOP                       --       --         --           --            --         2,226        2,226
Issuance of common stock
  for employee benefits       5        5         25           --            --            --           30
Currency transaction
  adjustment                 --       --         --           --         $ (16)           --          (16)
Net loss                     --       --         --       (2,023)           --            --       (2,023)
                         ------   ------     ------     --------        ------        ------     --------
Balances, December 31,
  1994                   10,893   10,893     37,445       18,960           (16)           --       67,282
Awards for stock
  compensation plans        125      125        895           --            --            --        1,020
Net loss                     --       --         --       (2,415)           --            --       (2,415)
                         ------   ------     ------     --------        ------        ------      -------
Balances, December 31,
  1995                   11,018   11,018     38,340       16,545           (16)           --       65,887
Common stock offering,
  net of related
  expenses                4,600    4,600     98,638           --            --            --      103,238
Awards for stock
  compensation plans        429      429      9,671           --            --            --       10,100
Exercise of stock
  purchase warrants          80       80        430           --            --            --          510
Tax benefits on issuance
  of common stock for
  employee benefits          --       --      1,441           --            --            --        1,441
Currency translation
  adjustment                 --       --         --           --           419            --          419
Net income                   --       --         --       22,258            --            --       22,258
                         ------  -------   --------     --------        ------        ------     --------

Balances, December 31,
  1996                   16,127  $16,127   $148,520     $ 38,803        $  403        $   --     $203,853
                         ======  =======   ========     ========        ======        ======     ========



The accompanying notes are an integral part of these consolidated financial statements.


[Page 20 of the 1996 Annual Report to Shareholders]

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
for the years ended December 31, 1996, 1995 and 1994

                                                                  1996              1995             1994
                                                                  ----              ----             ----

Cash flows from operating activities:
   Net income (loss)                                            $ 22,258         $ (2,415)         $ (2,023)
   Adjustments to reconcile net income (loss) to net cash
        used in operating activities:
      Depreciation and amortization                                4,434            4,632             4,014
      Deferred income tax expense (benefit)                          470             (674)           (1,434)
      Employee benefits paid or payable in common stock            8,159            2,666               125
      Provision for losses on long-term agreements                    --            4,417                --
      Minority interests                                           1,005              480                29
      Changes in current assets and liabilities, net of effects of acquisition of a business:
         Accounts receivable                                     (11,406)          (5,450)           (4,158)
         Inventories                                             (53,543)         (16,987)          (12,209)
         Prepayments and other current assets                       (221)             663             1,107
         Accounts payable                                          2,942              113             7,198
         Accrued payroll and employee benefits                     5,408            2,153             1,577
         Accrued loss on long-term agreements                     (1,707)              --                --
         Other accrued expenses                                    7,077             (478)              920
      Other                                                          134              (89)              395
                                                                --------         --------          --------
            Net cash used in operating activities                (14,990)         (10,969)           (4,459)

Cash flows from investing activities:
   Acquisition of a business, net of cash acquired                    --               --            (8,223)
   Additions to property, plant and equipment                     (3,682)          (1,914)           (1,929)
   Short-term investments - purchased                            (73,777)              --            (1,228)
   Short-term investments - matured                                6,065               --             8,811
   Other                                                             150             (334)             (111)
                                                                --------         --------          --------
            Net cash used in investing activities                (71,244)          (2,248)           (2,680)
                                                                --------         --------          --------
Cash flows from financing activities:
   Proceeds from revolving credit agreements                     149,569          107,049            40,361
   Payments on revolving credit agreements                      (168,980)         (97,800)          (27,865)
   Proceeds from issuance of common stock                        103,238               --                --
   Capitalized loan fees and acquisition costs                        --              (54)           (1,260)
   Proceeds from long-term debt                                      174              990                --
   Payments of long-term debt                                       (128)             (54)           (4,754)
   Book overdraft                                                  2,345            2,014                --
   Proceeds from note receivable - ESOP                               --               --             2,226
   Proceeds from exercise of stock purchase warrants                 510               --                --
   Special tax refund (Note 17)                                    8,097               --                --
   Special tax refund dividend paid (Note 17)                     (8,097)              --                --
   Other                                                              --               --                46
                                                                --------         --------          --------
            Net cash provided by financing activities             86,728           12,145             8,754
                                                                --------         --------          --------
Effect of exchange rates on cash and cash equivalents                394                8               (16)
                                                                --------         --------          --------
Net increase (decrease) in cash and cash equivalents                 888           (1,064)            1,599
Cash and cash equivalents, beginning of year                         572            1,636                37
                                                                --------         --------          --------
Cash and cash equivalents, end of year                          $  1,460         $    572          $  1,636
                                                                ========         ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

[Page 21 of the 1996 Annual Report to Shareholders]

(in thousands)

1.     ORGANIZATION AND OPERATIONS:

       Oregon Metallurgical Corporation ("OREMET") and subsidiaries (the "Company") is one of two U.S. integrated producers and distributors of titanium sponge, ingot, mill products and castings for use in the aerospace, golf, industrial and military markets. Titanium Industries, Inc. ("TI"), an 80% owned subsidiary, operates full-line titanium metal service centers in the U.S., Canada, U.K. and Germany and produces small diameter bar, weld wire and fine wire. As of December 31, 1996 and December 31, 1995, the Company is 5% and 35% owned, respectively, by the Oregon Metallurgical Corporation Employee Stock Ownership Plan (the "ESOP").

       In September 1994, the Company completed the acquisition of the net operating assets and subsidiaries of Titanium Industries Distribution Group from Kamyr, Inc. The acquisition cost of approximately $13,502 was funded by $5,000 in cash, $4,002 of bank financing and $4,500 of seller financing. The acquisition of TI was accounted for as a purchase, with its results included in the Company's financial statements from the acquisition date.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of OREMET, TI and another wholly owned subsidiary. All material intercompany accounts and transactions are eliminated in consolidation.

       USE OF ESTIMATES - Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

       CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt securities with a maturity of 90 days or less at the time of purchase to be cash equivalents.

       SHORT-TERM INVESTMENTS - The Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value with unrealized gains and losses included in shareholders' equity. At December 31, 1996, unrealized gains and losses were not material. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method.

       CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and trade receivables. The Company places its cash and cash equivalents and short-term investments with high credit quality financial institutions and limits the amount of credit exposure at any one financial institution. At times, temporary cash investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. Management believes that risk of loss on the Company's trade receivables is significantly reduced by ongoing credit evaluations of customers' financial condition. Generally, the Company does not require collateral.

       INVENTORIES - Inventories are carried at the lower of cost or market. Cost is determined using the weighted average cost method. Inventory costs generally include material, labor cost and manufacturing overhead.

       PROPERTY, EQUIPMENT AND DEPRECIATION - Property, plant and equipment are recorded at historical cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets for financial reporting purposes and accelerated methods are used for income tax reporting purposes. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in the statement of operations.

       The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount or an asset may not be recoverable.

       EXCESS OF COST OVER NET ASSETS ACQUIRED - Excess cost over the fair value of net assets acquired of TI of $857 is included in other assets and is being amortized on a straight-line basis over 15 years. Accumulated amortization was $125 and $70 in 1996 and 1995, respectively.

       INCOME TAXES - The Company uses the liability method to record deferred tax assets and liabilities that are based on the difference between the financial reporting and tax bases of assets and liabilities.

       RETIREMENT PLANS - The Company and its subsidiaries sponsor retirement plans for the benefit of substantially all employees. Pension costs under the defined benefit plan are actuarially computed and include current service costs.

       FORWARD FOREIGN EXCHANGE CONTRACTS - The Company may enter into forward foreign exchange contracts as a hedge against currency fluctuations relating to net foreign currency transactions and commitments denominated in foreign currencies. Gains and losses on forward contracts are deferred and offset against foreign exchange gains or losses on the underlying hedged items.

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

       NET INCOME (LOSS) PER SHARE - Net income (loss) per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding. Common stock equivalents consist of stock options, warrants and amounts due to be settled in shares pursuant to OREMET's benefit plans. Common stock equivalents are computed using the treasury stock method.

       REVENUE RECOGNITION - Revenues from the sale of commercial products are primarily recognized upon shipment. Revenues from long-term, fixed price agreements are recognized as the product is shipped. Estimated losses at completion of agreements are recognized and charged to income in the period such losses are estimated.

[Page 22 of the 1996 Annual Report to Shareholders]

(in thousands)


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. Continued:

       ACCOUNTING STANDARDS PRONOUNCEMENTS - The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". This Statement, which is effective for all companies in 1996, allows, but does not require, the recording of compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation under the provisions of Accounting Principles Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, the adoption of this Standard did not affect the Company's results of operations, financial position or liquidity.

       RECLASSIFICATIONS - Certain amounts in the 1994 and 1995 financial statements have been reclassified to conform with the current year's presentation. The reclassifications do not affect previously reported results of operations or cash flows.



3.     COMMON STOCK OFFERING:

       On August 26, 1996, the Company completed an offering of 4.6 million shares of its common stock for a price of $23.75 per share. Proceeds from the Offering, net of underwriting fees and expenses, amounted to $103,238. The Company has used $18,037 of the proceeds to pay down its U.S. revolving credit agreement. The balance of the proceeds will be used to construct a new electron beam furnace, to expand the Company's distribution business, for working capital and for other general corporate purposes.



4.     INVENTORIES:

                                                           December 31
                                                       ------------------
                                                       1996          1995
                                                       ----          ----

       Finished goods                                $ 33,739      $ 18,141
       Work-in-progress                                34,897        19,837
       Raw materials                                   50,917        28,032
                                                     --------      --------
                   Total                             $119,553      $ 66,010
                                                     ========      ========


5.     SHORT-TERM INVESTMENTS AVAILABLE-FOR-SALE:


                                                            December 31,
                                                                1996
                                                            ------------

       Corporate debt securities                             $ 32,322
       Bankers' acceptances                                    21,493
       Certificates of deposit                                 15,029
                                                             --------
                                                               68,844
           Less cash equivalents                               (1,132)
                                                             --------
                                                             $ 67,712
                                                             ========

       At December 31, 1996, all of the Company's short-term investments had maturities of less than one year. The fair value of investments approximates amortized cost.



6.     PROPERTY, PLANT AND EQUIPMENT:



                                                           December 31
                                                       ------------------
                                                       1996          1995
                                                       ----          ----

       Land                                          $  1,189     $  1,189
       Buildings and improvements                      11,531       11,455
       Machinery and equipment                         44,790       42,248
       Integrated sponge facility                      46,045       45,641
       Construction in progress                         1,459          846
                                                     --------     --------
                                                      105,014      101,379
           Less accumulated depreciation               70,124       66,241
                                                     --------     --------
                                                     $ 34,890     $ 35,138
                                                     ========     ========

[Page 23 of the 1996 Annual Report to Shareholders]

(in thousands)



7.     PROVISION FOR LOSS ON LONG-TERM AGREEMENTS:

       The Company has historically entered into long-term agreements ("LTAs") with certain customers, primarily in the aerospace industry. The LTAs typically obligate the Company to sell the product at a fixed price for a two- or three-year period. As a result of projected raw materials and processing costs being higher than those anticipated when the LTAs were executed, the Company recorded a provision for loss on LTAs of $5,717 during the year ended December 31, 1995, of which $2,710 and $4,417 remained outstanding at December 31, 1996 and 1995, respectively.



8.     INCOME TAXES:

       The income tax provision (benefit) consists of the following:

                                                                           Year Ended December 31
                                                                  ---------------------------------------
                                                                  1996              1995             1994
                                                                  ----              ----             ----

       Current provision (benefit):
          Federal                                                $ 9,386           $ (372)           $  422
          State                                                      659              155                80
          Foreign                                                    913              466                --
       Deferred provision (benefit)                                  470             (674)           (1,217)
                                                                 -------           ------            ------
                   Total tax expense (benefit)                   $11,428           $ (425)           $ (715)
                                                                 =======           ======            ======


       The differences between the Company's income tax provision (benefit) and federal tax provision (benefit) at statutory rates are as follows:

                                                                           Year Ended December 31
                                                                  ---------------------------------------
                                                                  1996              1995             1994
                                                                  ----              ----             ----

       Federal provision (benefit) at statutory rates            $11,790           $ (966)           $ (931)
       State tax provision (benefit)                               2,348             (193)             (179)
       Change in valuation allowance                              (2,948)           1,138               216
       Adjustment of prior-year taxes                                 79             (264)               --
       Other                                                         159             (140)              179
                                                                 -------           ------            ------
                   Total                                         $11,428           $ (425)           $ (715)
                                                                 =======           ======            ======


       At December 31, 1996, the Company has net operating loss ("NOL") carryforwards for state income tax purposes, which may be used to offset future taxable income. These NOL carryforwards expire as follows:

                 Year
                 ----

                 2007                            $ 1,163
                 2008                              7,052
                 2009                              2,051
                 2010                                231
                                                 -------
                                                 $10,497
                                                 =======

       At December 31, 1996, the Company also had federal alternative minimum tax ("AMT") and state tax credit carryforwards of $717 and $70, respectively, which may be utilized to offset regular income taxes payable in future years. The AMT credit has an indefinite carryforward period. The state tax credits expire in 1997.


[Page 24 to the 1996 Annual Report to Shareholders]

(in thousands)

       The components of the deferred taxes are as follows:


                                                                                            December 31
                                                                                        ------------------
                                                                                        1996          1995
                                                                                        ----          ----

       Deferred tax assets:
          NOL and tax credit carryforwards                                             $ 1,213      $ 4,089
          Pension, retirement and other employment
               related items                                                             2,505        1,715
          Allowance for doubtful accounts                                                  150          455
          Safe harbor lease                                                                139          215
          Environmental accrual                                                            350          350
          Capitalized inventory costs                                                      370          281
          Provision for losses on long-term agreements                                     858        1,627
          Other                                                                            730          871
          Less valuation allowance                                                          --       (2,948)
                                                                                       -------      -------
                                                                                         6,315        6,655

       Deferred tax liabilities:
          Accumulated depreciation and amortization                                      6,692        6,562
                                                                                       -------      -------
                   Net deferred tax assets (liabilities)                               $  (377)     $    93
                                                                                       =======      =======

       Balance sheet classification:
          Current deferred tax assets                                                  $ 4,701      $ 3,242
          Long-term deferred tax liabilities                                            (5,078)      (3,149)
                                                                                       -------      -------
                   Net deferred tax assets (liabilities)                               $  (377)     $    93
                                                                                       =======      =======


       The Company recorded a valuation allowance in 1995 with respect to its deferred tax assets for federal and state NOL and tax credit carryforwards because of uncertainties regarding their future realization. Realization was dependent on generating sufficient taxable income prior to expiration of the NOL carryforwards and the reversal of certain deferred tax credits. In 1996, all of the Company's federal NOL carryforwards and a portion of its state NOL carryforwards were utilized. Due to the utilization of these deferred tax assets and because future taxable income is anticipated to be sufficient to utilize the remaining NOL and tax credit carryforwards, the valuation allowance was eliminated.


9.     LONG-TERM DEBT:


                                                                                            December 31
                                                                                        ------------------
                                                                                        1996          1995
                                                                                        ----          ----

       U.S. revolving credit agreement                                                       -      $21,228
       U.K. based credit facility                                                      $ 2,334          517
       Subordinated loan with Kamyr, Inc.                                                4,500        4,500
       Obligations under capital leases and other                                        1,163        1,117
                                                                                       -------      -------
                                                                                         7,997       27,362
       Less current maturities                                                           3,785          616
                                                                                       -------      -------
                                                                                       $ 4,212      $26,746

[Page 25 to the 1996 Annual Report to Shareholders]

(in thousands)


9.     LONG-TERM DEBT. Continued:

       U.S. REVOLVING CREDIT AGREEMENT - The Company may borrow up to $10,000 under the terms of a revolving credit agreement with a U.S. bank at an interest rate of prime (8.25% and 8.5% at December 31, 1996 and 1995, respectively) plus 1%, or LIBOR (5.69% at December 31, 1996 and 6.43% at December 31, 1995) plus 2.5%. Borrowings under the agreement are collateralized by accounts receivable, inventories and other intangible assets, including the Company's stock in TI. The Company must pay a nonuse fee of .5% annually on the unused portion of the commitment. The credit agreement matures in September 1997 and can be renewed for one-year periods with the consent of both parties. The credit agreement contains restrictive covenants with regard to various financial ratios and imposes limitations on capital expenditures and dividends. Annual cash dividends are limited to the lesser of fifty percent (50%) of net income or $1.8 million.

       U.K. BASED CREDIT FACILITY - Titanium International, Ltd. ("TIL"), a wholly owned subsidiary of TI, has a credit facility with Midland Bank plc, which provides for a credit facility of approximately $2,300, a foreign exchange facility for $900 and other guarantees of approximately $450. Aggregate borrowings which include Parent loans cannot exceed TIL's shareholders' equity less intangible assets. The credit facility is collateralized by the assets of TIL only. Interest is to be charged at the rate of 1.5% over Midland Bank's base rate on amounts borrowed up to $1,500 and 2% over Midland Bank's base rate on amounts borrowed in excess of $1,500. The credit facility has financial covenants pertaining to net worth and prepayment of loan to TI. In January 1997, the credit facility was amended to increase the credit facility to approximately $3,300, increase the foreign exchange facility to $2,000 and increase the other guarantees to $1,000. The Bank has the option of terminating the availability of credit at its discretion and the facility is subject to review on May 31, 1997.

       SUBORDINATED LOAN FROM KAMYR, INC. - On September 19, 1994, as part of the Company's acquisition of TI, TI entered into a subordinated debt agreement with the seller, Kamyr, Inc., for $4,500, interest at 8%, payable quarterly. The initial principal payment of $300 is due March 1997, with additional quarterly installments of $350 through March 2000. The subordinated debt agreement includes covenants relative to shareholders' equity, the maximum amount of senior debt, relative financial ratios and restrictions on dividends, new borrowings and guarantees and liens. The loan is collateralized by a second lien on the accounts receivable, inventories, and general intangibles of TI.

       OTHER NOTES PAYABLE - Other notes payable principally consist of capital lease obligations and are payable in monthly installments of $15, including interest. A balloon payment of $264 is due in July 2002. The loans bear interest at rates between 6.9% and 8.5%. The loans are collateralized by certain machinery and equipment.

       Aggregate contractual maturities of long-term debt approximate the following at December 31, 1996:


                 1997                      $ 3,785
                 1998                        1,578
                 1999                        1,555
                 2000                          533
                 2001                          136
                 Thereafter                    410
                                           -------
                                           $ 7,997
                                           =======


10.    STOCK PURCHASE WARRANTS:

       At December 31, 1996, warrants to purchase 120 thousand shares of common stock were outstanding in connection with the Company's acquisition of TI. The warrants were issued at fair market value and are exercisable at $6.375 per share, expiring in September 2004. In May 1996, warrants to purchase 80 thousand shares were exercised. The warrant holder is the president of TI, who is also an officer and director of the Company.

[Page 26 to the 1996 Annual Report to Shareholders]

(in thousands)


11.    EMPLOYEE BENEFIT PLANS:

       PENSION PLANS - The Company sponsors various retirement plans for most full-time employees. Total pension expense for 1996, 1995 and 1994 was $1,616, $1,581 and $1,287, respectively. Pension plan benefits are based primarily on participants' compensation and years of credited service. It has been the Company's policy to fund all current and prior service costs under retirement plans, and all liabilities for accrued vested and nonvested benefits have been fully funded.

       The following table sets forth the amounts recognized in the Company's financial statements for the salaried plan:

                                                                                   1996       1995       1994
                                                                                   ----       ----       ----

       Pension costs for the year:
          Service cost                                                          $   524    $   474    $   522
          Interest cost                                                             951        981        859
          Actual return on plan assets                                           (1,315)    (2,252)      (250)
          Net amortization of deferral                                              402      1,571       (397)
                                                                                -------    -------    -------
                   Net pension cost                                             $   562    $   774    $   734
                                                                                =======    =======    =======


       Plan assets at fair value                                                $13,280    $12,246    $ 9,863
                                                                                -------    -------    -------
       Actuarial value of benefits based on employment service to date and present pay levels:
          Vested                                                                 10,405     10,036      7,976
          Nonvested                                                                 445        528        300
                                                                                -------    -------    -------
       Accumulated benefit obligation                                            10,850     10,564      8,276
       Additional amounts related to projected
            compensation increases                                                3,349      4,443      2,550
                                                                                -------    -------    -------
       Projected benefit obligation                                              14,199     15,007     10,826
                                                                                -------    -------    -------
                   Projected benefit obligation in excess of
                        plan assets                                                (919)    (2,761)      (963)

       Unrecognized net obligation                                                  197        237        276
       Unrecognized prior service cost                                              137        255        182
       Unrecognized net loss from experience different
            from actuarial assumptions                                              155      1,874         76
                                                                                -------    -------    -------
                   Accrued pension liability                                    $  (430)   $  (395)   $  (429)
                                                                                =======    =======    =======

       Assumptions utilized to measure net pension cost and the projected benefit obligations are as follows:

                                                                                  1996       1995        1994
                                                                                  ----       ----        ----

       Weighted average discount rate                                             7.25%      7.25%       8.50%
       Rate of compensation increase                                              4.50       4.50        4.50
       Long-term rate of return on plan assets                                    8.00       8.00        8.00


[Page 27 to the 1996 Annual Report to Shareholders]

(in thousands)

       POSTRETIREMENT BENEFIT PLANS OTHER THAN PENSIONS - The Company accrues the cost of postretirement benefits other than pensions during the period of employment of the salaried employees. The following table sets forth the plan's status, reconciled with the amounts recognized in the Company's financial statements.

       The components of net periodic postretirement benefit costs are as follows:

                                                                                   1996       1995       1994
                                                                                   ----       ----       ----

       Service cost, benefits attributed to employee
            service during the year                                                $ 66       $ 89       $ 96
       Interest cost on accumulated postretirement
            benefit obligation                                                       84        119        118
       Net amortization and deferral                                                (16)        --         15
                                                                                   ----       ----       ----
                   Net periodic postretirement benefit cost                        $134       $208       $229
                                                                                   ====       ====       ====


       The components of accrued postretirement benefit cost are as follows:

                                                                                   1996       1995       1994
                                                                                   ----       ----       ----

       Accumulated postretirement benefit obligation:
          Retirees                                                               $  479     $  611     $  638
          Fully eligible plan participants                                          202        121        140
          Other active plan participants                                            593      1,190        770
                                                                                 ------     ------     ------
                                                                                  1,274      1,922      1,548
       Unrecognized gain (loss) from experience different
            from actuarial assumptions                                              347       (359)       (91)
                                                                                 ------     ------     ------
                      Accrued postretirement benefit cost                        $1,621     $1,563     $1,457
                                                                                 ======     ======     ======


       For measurement purposes, an 8.5% annual increase in the per capita cost of postretirement medical benefits was assumed for 1996; the rate is assumed to decrease gradually to 6% in 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant affect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $146, and the aggregate of the service and interest cost components of net periodic postretirement cost for the year then ended by $20.

       The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% for 1996 and 1995 and 8.5% for 1994. The changes in the unrecognized net loss reflect the changes in the discount rate.

       THE ESOP - In 1987, the Company established The Oregon Metallurgical Corporation Employee Stock Ownership Plan ("ESOP"), an employee stock ownership plan covering substantially all employees of OREMET. The ESOP borrowed $17 million from the Company to purchase approximately 6.3 million shares of common stock.

       The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of shareholders' equity. Both the loan obligation and the unearned benefit expense have been reduced by loan repayments made by the ESOP. In December 1994, the note receivable from the ESOP was fully repaid. As of December 31, 1996, the ESOP owned approximately 5% of the outstanding common stock of the Company. All of the common stock held in the ESOP has been allocated to OREMET employees. The Company made no contribution to the ESOP in 1996 or 1995. The ESOP contribution expense totaled $2,382 in 1994.

       EXCESS BENEFIT PLAN ("EBP") - OREMET maintains an unfunded EBP for participants whose allocations of common stock to the ESOP are reduced as a result of limitations imposed under federal income tax law. The Company made no contributions to the EBP in 1996 or 1995. EBP costs were $332 in 1994. At December 31, 1996 and 1995, the Company had recorded liabilities to the EBP of 39 thousand shares and 115 thousand shares, respectively.

       DEFINED CONTRIBUTION PLANS - OREMET sponsors a domestic 401(k) retirement savings plan for the benefit of both its union and salaried employees. Under the provisions of the plan, OREMET will contribute one share of stock for each day worked (subject to certain limitations) or approximately 260 shares a year for a full-time employee. OREMET will also contribute a matching contribution based on the profitability of the Company. The matching contribution is limited to 3% of the participant's compensation. OREMET's costs under the plan totaled $4,005 and $1,041 in 1996 and 1995, respectively.

[Page 28 to the 1996 Annual Report to Shareholders]

(in thousands)


11.    EMPLOYEE BENEFIT PLANS. Continued:

       TI sponsors a domestic 401(k) retirement saving plan. Under the provisions of the plan, participants may contribute a percentage of their compensation not to exceed 12%. TI matches the participants' contributions up to 3%. Participants are fully vested with regard to TI's contributions and earnings thereon after one year of service. TI's contributions to the plan were approximately $67 in 1996 and $64 in 1995.

       T.I.L. sponsors a defined contribution pension plan for all employees over the age of 25 with one year of service. Under the plan, participants may contribute between 17.5% to 40% of base pay depending upon their age. Participants are fully vested and T.I.L. matches between 2% and 14% of the employee's base pay, depending upon employee age and as long as the employee's contributions are at least 2%. T.I.L.'s contributions for 1996 and 1995 were approximately $49 and $51, respectively.

       STOCK APPRECIATION RIGHTS ("SARS") - In December of 1995, the Company established an incentive SARs plan. At the discretion of the Board of Directors, SARs may be granted to officers and other key employees. Upon exercise of a SAR, the holder is entitled to receive cash equal to the amount by which the market value of the common stock on the exercise date exceeds the market value of the common stock on the date of grant. The SARs become fully exercisable over a four-year vesting period measured from the date of grant; no SARs are vested as of December 31, 1996. The Board of Directors awarded 166.5 thousand SARs, with a grant price of $10.25 per share, on December 14, 1995 and 187.5 thousand SARs, with a grant price of $33.75 per share, on December 12, 1996 (fair market value at dates of award). Unless exercised, the SARs expire ten years after the date of grant. Total SARs compensation expense for the year ended December 31, 1996 was $1,493.

       STOCK COMPENSATION PLANS - Beginning in 1995, Oremet implemented stock compensation plans for the benefit of both its union and salaried employees. The employee earns one share of the Company's common stock for every one hundred dollars earned in salaries and wages, subject to certain limitations. Stock Compensation Plan costs were $4,082 and $1,750 in 1996 and 1995, respectively.


12.    STOCK OPTION PLAN:

       Effective June 11, 1996, certain eligible employees of OREMET were each granted options to buy five hundred shares of the Company's Common Stock (approximately 252 thousand total shares) at $30.25, the fair value of the Company's common stock on the date of grant. Such options vest 100% on the fourth anniversary and expire on the tenth anniversary of the date of the grant.

       The Company had adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the options issued under the stock option plan. Had compensation cost been determined based on the fair value at the date of grant consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would not have been materially different.


                                                                      Weighted
                                                                       Average
                                                                      Exercise
                                                            Option      Price
                                                            ------    --------

       Granted, June 11, 1996                                $252      $30.25
       Forfeited                                                8       30.25
                                                             ----
       Outstanding at December 31, 1996                      $244      $30.25
                                                             ====      ======


13.    COMMITMENTS AND CONTINGENCIES:

       OPERATING LEASES - Minimum annual rental commitments at December 31, 1996, under noncancelable operating leases, principally for facilities and equipment, are payable as follows:

                                                                 Operating
                                                                  Leases
                                                                 ---------
       1997                                                       $ 1,046
       1998                                                           733
       1999                                                           607
       2000                                                           386
       2001                                                           352
       Thereafter                                                     278
                                                                  -------
                   Total minimum lease payments                   $ 3,402
                                                                  =======

       Total rental costs were $1,003, $951 and $533 in 1996, 1995 and 1994, respectively.

[Page 29 of the 1996 Annual Report to Shareholders]

(in thousands)


13.    COMMITMENTS AND CONTINGENCIES. Continued:

       OTHER - At the time of the acquisition of TI, OREMET entered into an agreement with the minority shareholder to acquire the remaining 20% interest in TI, based upon a formula related to the book value of TI, in annual increments of at least 15% no earlier than 1999 and no later than 2004.

       ENVIRONMENTAL MATTERS - The Company is subject to federal, state and local statutes and regulations concerning environmental matters and land use. Although the Company believes it is in material compliance with these laws, they are frequently modified to be more restrictive and it is impossible to predict accurately the future effect that changes in these laws may have on the Company. There can be no assurance that the Company will not face costs and liabilities as a result of environmental regulation which could have a material adverse effect on the Company, its financial position, results of operations and liquidity.

       The Company's operations pose continuing risk of environmental impacts. The Company uses and produces substantial quantities of substances, chemicals and compounds that have been identified as hazardous or toxic under federal, state and local environmental and worker safety and health laws and regulations. Consequently, the Company is subject to various environmental laws that impose compliance obligations and can create liability for historical releases of hazardous substances. While the Company takes environmental, safety and health precautions appropriate for the industry, the Company's operations pose an ongoing risk of accidental releases of, and worker exposure to, hazardous or toxic substances. The Company conducts its operations at industrial sites where hazardous materials have been managed for many years in connection with its operations, including periods before careful management of these materials was generally believed to be necessary.

       The Company has entered into a consent order in August 1994 with the Oregon Department of Environmental Quality ("ODEQ") pursuant to which the Company is conducting an investigation of hazardous substances in portions of the soil and groundwater at its plant site in Albany, Oregon. The Company anticipates that its investigation will result in a determination that at least some remedial action is necessary for which an accrual has been made. A neighboring property owner also is investigating groundwater contamination at its property that has migrated to the Company's property and for which OREMET may have legal claims to recover a portion of its investigation costs. The Company anticipates that a number of its production wells will have to be reconstructed in response to concerns about migration of groundwater contamination. The Company also has claims against its drilling contractor with respect to the reconstruction of the wells.

       In February 1995, the ODEQ modified the Company's wastewater discharge permit for its Albany facility. The new permit imposes more stringent discharge limits, and the Company has entered into a Mutual Agreement and Order with the ODEQ under which the Company will achieve the more stringent units according to a specific schedule. The Company has identified several alternatives for meeting the new limits, the most expensive of which would require capital expenditures of approximately $700. The Company is working with the ODEQ to explore less expensive alternatives.

       Over the past several years, the Company has voluntarily undertaken extensive testing of the air emissions from its Albany plant. This testing indicates that emissions from some units may be greater than previously recognized. The Company entered into a memorandum of understanding with ODEQ on July 19, 1996, under which the Company will conduct certain air quality impact analyses and may potentially install additional emissions control equipment. In the course of this work, the Company has determined that the matter can be better resolved through an aggressive emissions reduction and control program that will also accommodate expansion plans. The Company is engaged in discussions with ODEQ to amend the memorandum to incorporate this emissions reduction program. The Company has estimated that the capital cost of the emissions controls will be $1,500 in 1997. The Company believes this matter will be resolved by the end of 1997.

       Based upon its engineering studies regarding the above matters, the Company made provisions for environmental expenses in 1995, 1994 and 1993 of $0, $240 and $970, respectively, of which approximately $909 remains at December 31, 1996. These amounts are in addition to recurring environmental costs which are expensed as incurred and are included in cost of sales. At the present time, management cannot reasonably predict when all of these environmental issues will be resolved. Additionally, it is reasonably possible that a change in the estimate will occur in the near term.

       Commencing in 1991, the Pennsylvania Department of Environmental Regulation and the Environmental Protection Agency ("EPA") performed periodic site inspections, including soil and water sampling, at TI's site in Frackville, Pennsylvania, in connection with a regional groundwater investigation of the Frackville, Pennsylvania, area. While this investigation is ongoing, the Company has not been informed by either agency of any pending or potentially required actions which may arise from this investigation.

       In conjunction with the Company's purchase of TI, Kamyr, Inc. has agreed to undertake specified cleanup activities. In addition, Kamyr, Inc. has agreed to a limited indemnification of the Company in the event damages arise that result from conditions which were not in compliance with environmental laws and regulations as they existed at the time the Company purchased TI.

       LEGAL PROCEEDINGS - From time to time, the Company is involved in legal proceedings which arise in the normal course of business. The Company is not currently involved as a defendant in any legal proceedings where the outcome, if determined adversely, could have a material effect on the financial position, results of operations or liquidity of the Company.


[Page 30 of the 1996 Annual Report to Shareholders]

(in thousands)


14.    BUSINESS SEGMENTS:

       The Company's operations are conducted primarily in one business segment, the production and marketing of titanium metal and related products. In May 1994, OREMET signed a three-year contract with Aerospatiale Societe Nationale Industrielle for engine pylon parts for the Airbus aircraft, and in the second half of 1994 began supplying product under the contract. The acquisition of TI provided the Company with a service center located in the U.K. with an established operation. In 1996, TI opened a service center in Germany. The Company intends to utilize these facilities to meet its customers' needs in Europe.

       The Company's foreign operations (principally in Europe) are summarized as follows:

                                                    1996       1995       1994
                                                    ----       ----       ----

       Revenues - unaffiliated customers          $23,520    $18,882    $ 4,123
       Operating profits                            2,712      1,370        219
       Identifiable assets at year end             17,298     11,509     10,685

       Export sales from the Company's United States operations (primarily to Europe and Asia) approximated $22 million, $11 million and $6 million for the years ended December 31, 1996, 1995 and 1994, respectively. No individual foreign region had sales in excess of 10% of total sales during 1996, 1995 or 1994.


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

       At December 31, 1996 and 1995, the Company had notional principal amounts of approximately $790 and $490, respectively, in contracts to buy U.S. dollars in the future, with maturities of less than eight months. Net foreign currency transaction gains occurring for 1996 and 1995 were approximately $29 and $121, respectively, which have been included in cost of goods sold.

       OTHER FINANCIAL INSTRUMENTS - At December 31, 1996 and 1995, the carrying value of financial instruments classified as current assets or liabilities approximated their fair values, based on the short-term maturities of these instruments. Fair value is determined based on future cash flows, discounted at market interest rates, and other appropriate valuation methodologies. At December 31, 1996 and 1995, the fair value of long-term debt with fixed interest terms approximated carrying value. Both periods include long-term borrowing with variable interest terms, for which the carrying value approximated market. The fair value of debt is determined by obtaining quotes from financial institutions.

       Exposure to market risk on foreign currency contracts results from fluctuations in currency rates during the periods the contracts are outstanding. The counterparties to foreign currency exchange contracts are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.


16.    ADDITIONAL CASH FLOWS STATEMENT INFORMATION:

       The Company's noncash investing and financing activities and cash payments for interest and income taxes for years ended December 31 are as follows:

                                                        1996       1995       1994
                                                        ----       ----       ----

       Cash paid (received) for:
          Interest                                     $2,031    $ 2,253    $   614
          Income taxes (refunds, net of payments)       3,157          9     (1,327)

       Noncash investing and financing activities:
          Acquisition of business,
               net of cash acquired:
             Working capital, other than cash                               $(9,630)
             Property, plant and equipment                                   (3,278)
             Long-term debt assumed                                             185
             Note payable issued to seller                                    4,500
                                                                            -------
                                                                            $(8,223)
                                                                            =======


[Page 31 of the 1996 Annual Report to Shareholders]

(in thousands)


17.    SPECIAL TAX REFUND DIVIDEND:

       The Company's Board of Directors declared a special tax refund dividend which was paid on December 20, 1996 to shareholders of record as of November 27, 1987. The special tax refund relates to a long-standing tax refund claim which was recently settled with the Internal Revenue Service. The federal refund in the amount of $8,097, including interest and net of expenses, was received by the Company on July 30, 1996. The dividend related to the net federal refund will be $0.5227 per share. The dividend, if any, related to the State of Oregon refund will be determined at such time as the refund is received by the Company.

       As it relates to this matter, the Company is obligated by past agreement to act in the capacity of a conduit between the shareholders of record as of November 17, 1987, and the Federal and State of Oregon taxing authorities. As such, the Company has not recorded the proceeds from the federal refund in income or shareholders' equity, nor will the Company reflect the payment of the dividend in the consolidated statements of shareholders' equity.



18.    SHAREHOLDER RIGHTS PLAN:

       In December 1996, the Company adopted a Shareholder Rights Plan (the "Plan"). The Plan is designed to prevent a person or group from gaining control of the Company or obtaining a position that could deter the acquisition of control by others, without offering an adequate price to all shareholders and to deter other abusive takeover tactics which are not in the best interest of shareholders.

       Under the Plan, each outstanding share of the Company's Common Stock carries one right which is composed of common stock and debt. The rights may only become exercisable under certain circumstances, including acquisitions of the Company's Common Stock by a person or group of persons without the prior approval of the Company. Depending on the circumstances, if the rights become exercisable, the holder may be entitled to purchase shares of the Company's Common Stock and receive debt or shares of Common Stock of the acquiring person at discounted prices. The rights at the option of the Company are redeemable at one cent per right. Unexpired rights expire in December 2006.


19.    QUARTERLY INFORMATION (Unaudited):

       The following table presents the Company's unaudited consolidated quarterly financial data for fiscal years 1996 and 1995. Although the Company's business is not seasonal, growth rates of sales have varied from quarter to quarter as a result of the timing of new products, industry cyclicality, and general U.S. and international economic conditions.



                                                                                               Net
                                                                                              Income
                                                                                              (Loss)
                                                                         Gross       Net        Per
                                                                        Profit     Income      Share
                                                             Sales      (Loss)     (Loss)       (3)
                                                             -----      ------     ------     ------

1996 Quarter:
   1st                                                     $ 51,309    $10,361    $ 3,345    $  0.30
   2nd                                                       58,760     14,268      5,186       0.46
   3rd                                                       64,729     16,239      6,445       0.48
   4th                                                       62,119     16,862      7,282       0.45
                                                           --------    -------    -------
                                                           $236,917    $57,730    $22,258    $  1.69
                                                           ========    =======    =======    =======

1995 Quarter:
   1st                                                     $ 30,838    $ 5,332    $   535    $  0.05
   2nd(1)                                                    35,125      5,291        453       0.04
   3rd                                                       41,236      4,090       (439)     (0.04)
   4th(1)(2)                                                 39,654      1,138     (2,964)     (0.26)
                                                           --------    -------    -------
                                                           $146,853    $15,851    $(2,415)   $ (0.22)
                                                           ========    =======    =======    =======

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

<F3>     Earnings per share are computed independently for each of the quarters presented. The sum of the quarterly earnings per share in 1995 do not equal the total computed for the year due to stock issued under employee benefit plans.

[Page 32 of the 1996 Annual Report to Shareholders]

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA (In Thousands, Except Employee and Per-Share Data)

                             Year Ended December 31,
                                           -------------------------------------------------------------
                                             1996         1995        1994(2)      1993        1992(1)
                                           --------     --------     ---------   --------     ----------
Statement of Operations Data:
   Net Sales                               $236,917     $146,853     $ 71,166    $ 55,351     $ 56,785
   Income (loss) from operations(3)          35,080         (256)      (2,494)     (6,179)      (5,934)
   Income (loss) before cumulative
      effect of changes in
      accounting principles(1)               22,258       (2,415)      (2,023)     (4,098)      (4,122)
   Income (loss) per common share before
      cumulative effect of changes in
      accounting principles                    1.69         (.22)        (.18)       (.38)        (.38)
   Weighted average common shares
      and equivalents outstanding            13,167       11,219       11,001      10,839       10,754

Balance Sheet Data:
   Working capital                         $180,714      $ 63,769     $ 49,082    $ 36,467     $ 37,296
   Total Assets                             267,404       133,077      111,972      83,326       85,701
   Long-term debt, including
      current maturities                      7,997        27,362       17,177       4,750        8,100
   Shareholders' equity                     203,853        65,887       67,282      67,065       68,402

Other Operatinng Data:
   EBITDA                                  $ 38,509      $  3,896     $  1,882    $ (1,426)   $  (1,352)
   Cash flows provided by (used in):
      Operating activities                  (14,990)      (10,969)      (4,459)        841        7,454
      Investing activities                  (71,244)       (2,248)      (2,680)     (1,974)     (11,201)
      Financing activities                   86,728        12,145        8,754        (921)       2,278
                                            -------       -------      -------     -------     --------
         Total                                  494        (1,072)       1,615      (2,054)      (1,469)
                                            =======       =======      =======     =======     ========

   Product Sales:
      Aerospace                             101,835        67,148       43,254      42,620       45,428
      Non-aerospace                         135,082        79,705       27,912      12,731       11,357
   Order backlog at year end(4)             183,000       105,000       44,000      18,000       28,000
   Product Shipments (in pounds):
      Ingot                                   6,980         4,418        3,517       2,319        3,447
      Mill Products                           9,164         6,910        3,540       3,119        1,892
   Active employees at year end                 731           580          482         310          359

<F1> The cumulative effect of changes in accounting principles reflects the adoption in 1992 of Statement of Financial Accounting Standards ("SFAS") No.
109. "Accounting for Income Taxes", which resulted in the recognition of $0.6 million, or $0.05 per share of income. Simultaneously, the Company adopted SFAS No. 106. "Employer's Accounting for Postretirement Benefits Other Than Pensions", which resulted in the recognition of $0.7 million, or $0.06 per share, of expense, net of tax benefits of $0.4 million. The combined effect of adopting SFAS No.'s 109 and 106 was the recognition of $69, or $0.01 per share, of additional expense.

<F2> Includes Titanium Industries, Inc., after its acquisition by the Company on
September 20, 1994.

<F3> Operating income (loss) includes restructuring and environmental charges of
$240 in 1994, $2,997 in 1993, and $200 in 1992. A provision for a loss on long-term agreements of $4,417 was recorded in the fourth quarter of 1995. See notes 7 and 13 in the Company's Financial Statements.

<F4> Order backlog is defined as firm purchase orders scheduled for delivery during the subsequent twelve-month period (which are generally subject to cancellation by the customer upon payment of specified charges).

[Page 33 of the 1996 Annual Report to Shareholders]

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OF THE COMPANY. THE FOLLOWING INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS AND EVENTS MAY DIFFER SIGNIFICANTLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, DEPENDENCE ON AEROSPACE, UNCERTAINTY OF EMERGING GOLF MARKET, HIGHLY COMPETITIVE MARKET, SUBSTANTIAL EXCESS PRODUCTION CAPACITY, PLANNED SIGNIFICANT INVESTMENT IN ELECTRON BEAM FURNACE, DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT, DEPENDENCE ON RAW MATERIALS AND SERVICES, ENVIRONMENTAL REGULATION, AND LABOR AGREEMENTS.

OVERVIEW

Demand for the Company's products was strong in 1996. The Company reported record sales, record production, and except for 1989, a year in which the Company received an unusual tax refund, record net income. The U.S. Geological Survey (USGS) reported that U.S. industry shipments of titanium mill products increased 30% to 57 million pounds in 1996, compared to 44 million pounds in 1995. The improvement in industry shipments was the result of an increase in demand in the commercial aerospace market and the emergence of new uses of titanium metal, primarily in golf clubheads. The commercial aerospace market continued to be the Company's largest market, followed by shipments to the golf industry. International sales have increased 52%, to approximately $46 million in 1996, compared to approximately $30 million in 1995. In 1994, international sales approximated $10 million.

Beginning in 1993, several members of the Company's current executive management team, including Carlos E. Aguirre, the President and Chief Executive Officer, joined the Company from other companies within the titanium industry. The new management implemented a plan to: (i) diversify the Company's revenue base from a market, customer and product perspective, (ii) develop and establish a major presence in new markets, (iii) expand the Company's distribution and service center business and (iv) increase production levels while improving product quality.

Aerospace-related sales represented approximately 43% of net sales in 1996, compared to approximately 46% and 61% of net sales in 1995 and 1994, respectively. Reported orders for new commercial aircraft have increased significantly, particularly for wide body planes such as the Boeing 777 and the Airbus A-330 and A-340, which use a greater percentage of titanium per plane than narrow body aircraft. Aircraft manufacturers are reporting substantial backlogs and are continuing to increase their build rates. The Company believes that industry mill product shipments to the commercial aerospace market increased by more than 5 million pounds to 25 million pounds in 1996.

The Company estimates that in 1996, industry shipments to the golf market approximated 10 million pounds, compared to 3.5 million pounds in 1995. The Company believes it is the market leader in shipments to the golf industry, with shipments of 5.5 and 1.8 million pounds in 1996 and 1995, respectively. The Company estimates that titanium producers located in the Former Soviet Union
(FSU) are supplying up to 25% of the titanium shipments to the golf club industry. The Company expects that 1997 sales to golf clubhead producers will approximate $15 million, compared to actual sales of approximately $40 million in 1996. The estimated reduction in sales is due to a combination of inventory accumulation by the golf clubhead producers and their increased efficiency in recycling internal scrap. The Company believes that consumer demand for titanium golf clubs is continuing to increase.

The Company has devoted significant resources to develop its presence in new markets. In addition to golf, other new markets where the Company has also established a major presence include armor for sale to the military and high purity sponge for the electronics industry. The Company also developed a process to produce titanium aluminide ingots, primarily for use by the aerospace industry.

In 1996, the Company expanded its international network of sales and service centers to fourteen. The Company's service centers reported record shipments and earnings in 1996. To support the increasing demand for titanium in diverse commercial, consumer, aerospace, and industrial markets, the Company expects to continue to expand its distribution business geographically. On September 20, 1994, the Company completed the acquisition of Titanium Industries, Inc. ("TI") for $13.5 million. TI operates full-line titanium metal service centers in the U.S., U.K., Canada, and Germany, and also produces small diameter titanium bars, weld wire and fine wire. The acquisition was accounted for as a purchase, with the results of TI included in the Company's financial statements from the acquisition date. TI sells its products primarily to industrial markets and to a lesser extent, the commercial aerospace market. Historically, TI's service centers have reported results that are more stable and less cyclical than the Company's core manufacturing business. The acquisition of TI has enhanced the Company's revenue diversification and its ability to identify promising new market opportunities.

The Company's twelve-month sales order backlog has increased 74% to $183 million as of December 31, 1996, compared to $105 million as of December 31, 1995. The Company's sales order backlog was $44 million as of December 31, 1994. OREMET's backlog is based on firm purchase orders scheduled for delivery



[Page 34 of the 1996 Annual Report to Shareholders] the subsequent twelve-month period. Customer orders may be subject to cancellation by the customer upon payment of specified charges. Beginning in the second half of 1995 and continuing to the present, the Company has experienced a significant increase in requests for quotations as well as increased orders and prices on accepted orders. The increase in demand is primarily a result of the recovery in the commercial aerospace market and the growth of the golf clubhead market. Because of the strong demand, the Company has been increasingly selective in the new orders that it accepts.

The increase in demand for titanium products has resulted in higher prices for certain raw materials used by the Company, including titanium scrap, titanium sponge and alloying materials. During 1995, the Company's profitability was negatively impacted by higher raw material costs and fixed price long-term sales agreements with certain customers, primarily in the commercial aerospace industry. The Company recorded a $4.4 million provision in the fourth quarter of 1995 to recognize anticipated losses on existing long-term agreements ("LTAs") as a result of higher raw material costs. During 1996, the Company incurred costs of $1.7 million on certain of its LTAs, reducing its accrual for future losses to $2.7 million at December 31, 1996. Starting with the first quarter of 1996, the Company added raw material surcharges in order to more directly link changes in raw material costs to its contracts. The Company has also instituted price increases for certain of its long-term sales agreements which were entered into prior to 1996. However, there can be no assurance as to the Company's continuing ability to recover raw material cost increases. The future profitability of the Company's fixed price LTAs is subject to change based upon the Company's costs of production.

The strong demand for titanium products continues to challenge the Company's production capacities. During 1996, the Company operated its sponge and melting plants at near capacity. The Company's mill products plant operated at approximately 70% of its capacity. The Company is implementing a capital expansion program designed to increase capacity in various critical areas. The cornerstone of the 1997 capital plan is the construction of an electron beam
(EB) furnace and related raw materials processing facility. The new EB plant will have an annual melting capacity of 20 million pounds, a doubling of present melting resources.

On August 26, 1996, the Company completed an Offering (the Offering) of 4.6 million shares of its Common Stock for a price of $23.75 per share. Proceeds from the Offering, net of underwriting fees and expenses, amounted to $103 million. The proceeds will be used to construct a new EB furnace and raw material processing facility, expand the Company's distribution business, and for working capital and other general corporate purposes.

Historically, aerospace applications in both the commercial and military sectors have accounted for a majority of U.S. titanium consumption. The aerospace industry has been characterized by severe cyclicality, which has had a significant impact on the sales and profitability of titanium producers, including OREMET. The last cyclical peak for the titanium industry occurred in the 1988-1990 period, when domestic industry mill product shipments averaged over 50 million pounds per year. In 1991, U.S. titanium industry mill product shipments declined by approximately 35% to 34 million pounds. This decline was primarily due to lower demand resulting from a slump in commercial aerospace and the curtailment or cancellation of military programs as the Cold War ended. Data reported by the USGS indicate that industry shipments reached approximately 36 million pounds in 1993,but dropped to about 35 million pounds in 1994.

During the five years ended December 31, 1995, when the titanium industry was in a severe downturn, the Company incurred net losses of $4.7 million, $4.2 million, $4.1 million, $2.0 million and $2.4 million in 1991, 1992, 1993, 1994 and 1995, respectively. For the years 1993 through 1995, the Company's aggregate net losses were $8.5 million, and the combined losses of the Company and the other major titanium producers for whom data are publicly available (RMI, IMI plc, and Titanium Metals Corporation) were $181.3 million. Although the Company operated profitably in 1996, continuing profitable operations will depend on continued strength in orders from the aerospace, golf and other markets, favorable pricing and the Company's ability to control its raw material and other costs.

[Page 35 of the 1996 Annual Report to Shareholders]

RESULTS OF OPERATIONS

The following table sets forth certain operating items from the Company's consolidated results of operations as a percentage of net sales for each of the years in the five-year period ended December 31, 1996.


                                                   YEAR ENDED DECEMBER 31
                                         -------------------------------------------
                                         1996      1995      1994     1993      1992
                                         ----      ----      ----     ----      ----

Net sales                                100.0%    100.0%   100.0%    100.0%   100.0%
Gross profit (loss)(1)                    24.4      10.8      9.3       4.9     (1.0)
Income (loss) from operations(1)          14.8      (0.2)    (3.5)    (11.2)   (10.4)
Net income                                 9.4%     (1.6)%   (2.8)%    (7.4)%   (7.4)%
-----------------

<F1>     A provision for a loss on LTAs of $5.7 million was recorded in 1995.
         Gross profit and income from operations, exclusive of this provision, as a percentage of net sales would have been 13.8% and 2.8% in 1995, respectively.

QUARTERLY RESULTS OF OPERATIONS

The following table presents the Company's unaudited consolidated quarterly financial data for fiscal years 1996, 1995 and 1994. Although the Company's business is not seasonal, growth rates of sales have varied from quarter to quarter as a result of the purchase of TI in September 1994, the timing of new products, industry cyclicality and general U.S. and international economic conditions.

                              1996 Quarters                      1995 Quarters              1994 Quarters
                    -----------------------------    -------------------------------  ---------------------------
                    First   Second  Third  Fourth    First Second(1) Third Fourth(1)  First  Second Third  Fourth
                    -----   ------  -----  ------    ----- --------- ----- ---------  -----  ------ -----  ------
                                                                 (in millions)

Net sales           $ 51.3  $ 58.8  $64.7  $62.1     $30.8  $35.2    $41.2  $39.7     $13.3  $14.5  $17.0  $ 26.4
Gross profit          10.4    14.2   16.2   16.9       5.3    5.3      4.1    1.2       0.1    0.6    1.7     4.2
Income (loss)
  from operations      5.5     9.0    9.8   10.7       1.6    1.4      0.1   (3.4)     (1.7)  (0.9)  (0.6)    0.7
Net income (loss)      3.3     5.2    6.4    7.3       0.5    0.5     (0.4)  (3.0)     (1.1)  (0.6)  (0.4)    0.1
-----------------

<F1>During the second quarter of 1995, the Company reported a pre-tax charge to income of $1.3 million to reflect the impact of projected conversion costs on long-term agreements which were in excess of selling price. During the fourth quarter of 1995, the Company reported a pre-tax charge to income of $4.4 million to reflect the impact of increased raw material costs on long-term agreements.

Net sales for the fourth quarter of 1996, decreased $2.6 million to $62.1 million, compared to net sales of $64.7 million in the third quarter of 1996. The decrease in net sales between the two periods is primarily attributable to production difficulties encountered in the fourth quarter which adversely affected shipments of mill products. Additionally, due to inventory buildups, golf club manufacturers pushed out fourth quarter deliveries.

COMPARISON OF 1996 TO 1995

NET SALES. Net sales increased $90.1 million, or 61% to $236.9 million in 1996, compared to $146.9 million in 1995. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products. Of the $90.1 million net sales increase, $45.1 million was the result of volume increases and $45.0 million from higher average selling prices.

TITANIUM SPONGE. During 1996, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge as well as sales to RMI under a long-term titanium sponge conversion agreement. Sales of titanium sponge and sponge conversion services increased 60% to $16.9 million from $10.6 million in 1996 compared to 1995. The 1996 increase in sales of $6.3 million was substantially the result of increased shipments and not an increase in the average selling price. The Company projects that it will continue to operate its sponge facility at near capacity with substantially all production being utilized for internal consumption and for supply to RMI (approximately 45% of capacity in 1996). The Company is presently supplementing its sponge production with purchases from other producers.

[Page 36 of the 1996 Annual Report to Shareholders]

INGOT. Sales of ingot increased 102% to $45.1 million for 1996 compared to $22.3 million for 1995. Ingot shipments increased 58% and the average ingot price per pound increased 28%. The Company operated its melt facilities at near capacity during 1996. The Company produces ingot for both internal use in its mill products division and for sale primarily to aerospace customers.

MILL PRODUCTS. The Company produces or contracts for outside production a variety of mill products including: billet, bar, plate, sheet and engineered parts. Mill product sales increased 89% to $88.6 million for 1996 compared to $46.8 million for 1995. Shipments of mill products increased 33% and the average price per pound increased 42%. Sales to producers of aerospace components and golf clubheads are responsible for a substantial portion of the growth in mill product sales.

CASTINGS. Sales of castings increased 38% to $10.0 million for 1996 compared to $7.2 million for 1995. The Company is operating at a higher production rate in 1996 and is expanding its casting facilities.

DISTRIBUTION. The Company's service centers market a wide variety of mill products including engineered parts that are manufactured by various producers. During 1996, sales of service center products increased 31% to $70.9 million compared to $54.5 million for 1995. The increase in sales was due to increased shipments and favorable pricing and product mix.

COST OF SALES AND GROSS PROFIT. Cost of sales for 1996 increased 37% to $179.2 million, compared to $131.0 million in 1995. The primary reason for the increase in cost of sales was increased shipments. The Company's gross profit margin increased to 24.4% for 1996 from 10.8% for 1995, as a result of higher prices and improved production efficiencies.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. Research, technical and product development expenses ("RT&D") increased by $0.4 million for 1996 to $2.0 million from $1.6 million in 1995. The main focus of RT&D is to develop enhanced production procedures, provide customers with required technical support and develop new products and markets. RT&D works jointly on projects with customers, research agencies and universities.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") increased $6.2 million, or 43%, for 1996 to $20.7 million from $14.5 million in 1995. The increase is primarily a result of additional employees hired to support the increase in operating activity. As a percentage of sales, SG&A decreased to 8.7% in 1996 from 9.9% in 1995.

INTEREST INCOME. The Company earned $1.6 million of interest income during 1996. No interest income was earned in 1995. Net proceeds from the Offering have been invested in a portfolio of short-term marketable securities. This is the primary factor for the increase in interest income.

INTEREST EXPENSE. Interest expense decreased $0.1 million to $2.0 million in 1996 compared to 1995. In August 1996, the Company paid down its U.S. revolving credit agreement with funds received from the Offering. As a result of the Offering and cash generated by operations, management anticipates that interest expense for 1997 will be less than in 1996.

PROVISION FOR INCOME TAXES. The Company reported a provision for income taxes of $11.4 million, or an effective tax rate of 33% (on income before income taxes and minority interests) for 1996 compared to a 1995 tax benefit of $0.4 million, or an effective tax rate of 18%. The difference between the federal and state combined statutory tax rate of 39.5% and the effective tax rate of 33% for 1996 is primarily due to a change in the Company's deferred tax asset valuation allowance, reflecting the belief that the deferred tax assets will be realized by the Company.

NET INCOME. The Company reported net income of $22.3 million, $1.69 per share, for 1996 compared to a net loss of $2.4 million, $0.22 per share, for 1995.

COMPARISON OF 1995 AND 1994

NET SALES. Net sales increased $75.7 million, or 106% to $146.9 million in 1995, compared to $71.2 million in 1994. 1995 represented the first complete year in which TI results were consolidated with the Company. On a pro forma basis, as if TI had been included in results for all of 1994, the sales increase in 1995 would have been 53%. The increase in sales was primarily driven by increased demand and higher prices for both the Company's manufactured and service center products. Of the $75.7 million net sales increase, $61.5 million was the result of volume increases and $14.2 million from higher average selling prices.

TITANIUM SPONGE. Sales of titanium sponge and sponge conversion services decreased 15% to $10.6 million in 1995, compared to $12.4 million in 1994. Sponge shipments decreased 18% and average sponge prices per pound increased. Sales of titanium sponge have decreased due to greater internal consumption by the Company. During the second half of 1995, the Company's integrated sponge facility operated at near capacity, primarily supplying the Company's internal demand for titanium sponge and sales to RMI under a long-term titanium sponge conversion agreement.

[Page 37 of the 1996 Annual Report to Shareholders]

INGOT. Sales of ingot increased 49% to $22.3 million in 1995, compared to $15.0 million in 1994. Ingot shipments increased 26% and the average ingot price per pound also increased 19%. The Company began operating its melt facilities at near capacity during the second half of 1995. The increase of sales is primarily due to higher demand from the aerospace industry.

MILL PRODUCTS. Mill product sales increased 106% to $46.8 million in 1995, compared to $22.8 million in 1994. Shipments of mill products increased 95% and the average price per pound increased 5%. During 1995, mill products sales increased across all product lines. Sales to the casters of golf clubheads had a favorable effect on 1995 mill product sales.

CASTINGS. Sales of castings increased 12% to $7.2 million in 1995, compared to $6.4 million in 1994. During the fourth quarter of 1995, a significant competitor of the Company discontinued its casting operations which had a positive impact on casting orders and sales.

DISTRIBUTION. Sales of service center products were included for a full year in 1995, compared to approximately three months in 1994. During 1995, the increase in sales was due to increased shipments and favorable pricing and product mix. The markets served by the Company's service centers, which were entered by the Company with the acquisition of TI, displayed strong growth during 1995.

COST OF SALES AND GROSS PROFIT. Cost of sales for 1995 increased 103% to $131.0 million, compared to $64.5 million in 1994. TI's cost of sales were included for a full year in 1995, compared to approximately three months in 1994. The primary reasons for the increase in cost of sales were increased shipments coupled with rising raw material costs. The Company's gross profit margin increased to 10.8% in 1995 from 9.3% in 1994.

The Company recorded a provision for loss on LTAs of $4.4 million in the fourth quarter of 1995 to cover estimated losses on LTAs with certain aerospace customers. The provision for losses on LTAs was charged to cost of sales. The Company's most significant unfavorable LTA expires during the third quarter of 1997. In response to the changing market conditions, the Company has negotiated more favorable terms on many of its LTAs and has instituted raw material surcharges.

RESEARCH, TECHNICAL AND PRODUCT DEVELOPMENT EXPENSES. RT&D increased $0.2 million to $1.6 million compared to $1.4 million in 1994. RT&D salaries and related expenses increased in 1995 compared to 1994, reflecting an increase in technical personnel to support the Company's long-term commitments for research, development of new products and improvements in operating processes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A increased $7.0 million, or 93%, in 1995 to $14.5 million from $7.5 million in 1994. The inclusion of TI for a full year in the Company's 1995 results is the primary reason for the increase in the Company's SG&A. In response to an increased activity level, all departments included in the SG&A category added personnel during 1995. However, as a percentage of sales, SG&A decreased to 9.9% in 1995 from 10.6% in 1994.

INTEREST EXPENSE. Interest expense increased by $1.5 million to $2.1 million in 1995 compared to $0.6 million in 1994. The increase in interest expense in 1995 compared to 1994 is the direct result of the purchase of TI in September 1994 and increased borrowing required to support the Company's increased operating levels.

INCOME TAX BENEFIT. The Company's 1995 effective tax rate on the net loss before income tax benefit and minority interests was 18%. The Company's income tax rate varied from the normally expected statutory rate due to differences between book and tax income for which recognition of a deferred tax asset was not considered appropriate.

NET LOSS. The Company reported a net loss of $2.4 million, $0.22 per share, for 1995 compared to a net loss of $2.0 million, $0.18 per share, for 1994.


LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Net cash used in operating activities totaled $15.0 million for 1996, compared to $11.0 million for 1995. Net cash used in operating activities totaled $4.5 million for 1994. Working capital increases required to support the sharp increase in operating levels and the sales backlog were responsible for the most significant portion of the cash used by the Company's operating activities for the three-year period. The increase in the amount of cash flow used in operating activities is a trend which began in the second quarter of 1994, consistent with the Company's experience of increasing sales, sales order backlog and production.

During 1996 and 1995, the Company incurred $8.2 million and $2.7 million, respectively, in expenses relating to its Stock Compensation Plans and Savings Plan. Liabilities arising under these plans are satisfied by issuing shares of the Company's Common Stock. Increases in the average market value of the Common Stock and in the number of eligible employees are the primary factors for the 1996 increase. See Note 11 to the Company's Consolidated Financial Statements.

[Page 38 of the 1996 Annual Report to Shareholders]

During the fourth quarter of 1995, the Company incurred a non-cash charge to earnings of $4.4 million to establish a provision for anticipated future losses on fixed price LTAs. During 1996, the Company utilized $1.7 million of the reserve to offset losses incurred on its LTA's. See Note 7 to the Company's Consolidated Financial Statements.

Net cash used in investing activities totaled $71.2 million for 1996 compared to $2.2 million for 1995. Net cash used in investing activities totaled $2.7 million in 1994. Of the net proceeds from the Offering, $67.7 million were invested in short-term marketable securities. The Company additions to property, plant and equipment were $3.7 million in 1996 and $1.9 million in 1995 and 1994.

In 1994, the Company paid $8.2 million, net of cash received of $0.8 million, and issued debt to the seller in the amount of $4.5 million, for the purchase of TI.

Net cash provided by financing activities totaled $86.7 million for 1996, compared to $12.1 million for 1995. Net cash provided by financing activities totaled $8.8 million in 1994. The Company received net proceeds of $103.2 million from the Offering (see Note 3 to the Company's Consolidated Financial Statements). The Company used $18 million of the proceeds from the Offering to pay down its U.S. revolving credit agreement. In July 1996, the Company received a Federal tax refund and related interest in the amount of $8.1 million which was subsequently paid in the form of a dividend to shareholders of record as of November 27, 1987 (see Note 17 to the Company's Consolidated Financial Statements). In 1995, $11.3 million was provided from net borrowings on the Company's credit facilities and book overdraft, and $1.0 million from a capital lease obligation.

REVIEW OF SIGNIFICANT WORKING CAPITAL ACCOUNTS

INVENTORIES. Inventories increased by $53.5 million, or 81% during 1996 to $119.6 million, while they increased $17.0 million, or 35%, to $66.0 million at December 31, 1995, compared to $49.0 million at December 31, 1994. In addition to an increase in finished goods inventory, increases in raw materials and work-in-process have been made in support of higher production levels. In response to a growing sales backlog, the Company is continuing to raise its production levels. The Company is also experiencing higher raw material and conversion costs, which have increased the cost of the Company's inventory.

ACCOUNTS RECEIVABLE. Accounts receivable increased by $11.4 million, or 44% to $37.3 million, during 1996, while they increased $5.5 million, or 27%, to $25.9 million at December 31, 1995, compared to $20.4 million as of December 31, 1994. The increase in accounts receivable is consistent with the Company's increase in sales volume.

BOOK OVERDRAFT. The Company had a book overdraft at December 31, 1996, 1995 and 1994 of $4.4 million, $2.0 million and $0.0 million, respectively. The book overdraft represents Company checks which have been disbursed and are in transit as of the end of the reporting period.

ACCOUNTS PAYABLE. Accounts payable increased by $2.9 million, or 17% during 1996 to $19.9 million, while the balances at December 31, 1995 and 1994 were $17.0 million and $16.9 million, respectively. The increase in accounts payable for 1996 is related to the timing of raw material purchases.

ACCRUED PAYROLL AND EMPLOYEE BENEFITS. Accrued payroll and employee benefits increased $5.4 million, or 61% during 1996 to $10.7 million, while they increased $3.7 million, or 126% to $6.7 million at December 31, 1995, compared to $2.9 million at December 31, 1994. Accruals related to the Company's cash bonus program and stock appreciation rights plan account for a substantial portion of the increase.

CREDIT AGREEMENTS

The Company may borrow up to $10 million under the terms of a U.S. revolving credit agreement with BankAmerica Business Credit, Inc. ("BABC"). The U.S. credit agreement expires in September 1997. There is no balance outstanding under the credit agreement as of December 31, 1996. As of December 31, 1996, interest charged under the credit agreement was calculated based on BABC's reference rate plus 1% or a borrowing option based on LIBOR plus 2.5%. Subsequent to the Offering in August 1996, the Company reduced its credit line under this agreement to $10 million from $35 million. The Company is in the process of evaluating proposals from lending institutions for a new $60 million credit agreement.

As of December 31, 1995, the Company was not in compliance with certain of its financial covenants contained in its BABC credit agreement. The Company obtained a written waiver from BABC on these matters. The U.S. credit agreement was amended as of March 14, 1996 and May 1, 1996 to, among other things, modify the debt to equity ratio covenant and certain other restrictive covenants and to increase the line from $25 to $35 million. The amendments to the covenants were needed for the Company to remain in compliance with certain financial

[Page 39 of the Annual Report to Shareholders] covenants in the U.S. credit agreement in light of increased working capital growth. The Company is in compliance with its financial covenants as of December 31, 1996.

Titanium International Limited, a subsidiary of TI, has a short-term credit facility with Midland Bank plc, in the U.K., permitting borrowings of approximately $3.3 million. The U.K. credit agreement is subject to renewal on May 31, 1997. The balance outstanding under the U.K. credit agreement as of December 31, 1996 was $2.3 million.

CAPITAL EXPENDITURES

The Company intends to use approximately $32 million of the net proceeds from the Offering for the construction, equipment and facility costs for a new EB furnace and related raw materials processing facilities. The construction and production ramp-up periods are expected to take approximately 18 months with approximately $18 million expended in 1997 (design, procurement and construction phases), and approximately $14 million in 1998 (construction and testing phase).

The Company intends to expend approximately $15 million of the net proceeds from the offering to establish or purchase additional service centers.

The Company anticipates that capital expenditures during 1997, other than those related to the EB furnace and the service center expansion, will approximate $14 million which will be provided by internally generated funds or credit facilities. Capital expenditures required to maintain compliance with applicable environmental regulations are included in the Company's capital expenditure plan to the extent that they can be determined. The Company has no material open commitments which obligate it to make future capital expenditures.

INCOME TAXES

In 1996, the Company utilized $3.5 million and $19.5 million of Federal and State net operating loss carryforwards, respectively. The Company anticipates that in 1997 it will fully utilize its federal alternative minimum tax (AMT) credit carryforward of $0.7 million and its remaining State of Oregon net operating loss carryforwards of $10.5 million. In addition to federal and State of Oregon income taxes, the Company pays minimal franchise and income taxes in various states and foreign jurisdictions.

ADEQUACY OF LIQUIDITY AND CAPITAL RESOURCES

The Company's access to borrowing facilities, public markets and internally generated cash are expected to be sufficient to support the Company's operating needs and to finance its continued growth, capital expenditures and repayment of long-term debt obligations.

NON-U.S. OPERATIONS AND MONETARY ASSETS

Approximately 10% of the Company's net sales for 1996 and 13% of the Company's 1995 net sales were derived from its service centers in the U.K., Canada, Germany and France. Changes in the value of non-U.S. currencies relative to the U.S. dollar cause fluctuations in U.S. dollar financial position and operating results. The impact of currency fluctuations on the Company were not significant in 1996 and 1995.

IMPACT OF INFLATION

Inflation can be expected to have an effect on many of the Company's operating costs and expenses. Due to worldwide competition in the titanium industry, the Company may not be able to pass through such increased costs to its customers.

[Page 40 of the 1996 Annual Report to Shareholders]

QUARTERLY STOCK DATA

     For the year ended December 31, 1996   For the year ended December 31, 1995

                      High       Low                         High       Low
                 ------------------------               ------------------------

     First           22 1/8     11          First           8 1/4      6
     Second          35         17 5/8      Second          9.63       6.563
     Third           35 1/4     21 1/2      Third           13 1/2     9 3/8
     Fourth          38 3/4     28          Fourth          12 1/2     9 1/8

[Page 41 of the 1996 Annual Report to Shareholders]